

Energy for What's Ahead®

Edison International &
Southern California Edison Company

2020 Joint Proxy Statement

Notice of Annual Meeting
to be held on
Thursday, April 23, 2020

LETTER TO SHAREHOLDERS

EDISON INTERNATIONAL®
Energy for What's Ahead℠

2244 Walnut Grove Avenue
Rosemead, California 91770

March 13, 2020

DEAR SHAREHOLDER:

On behalf of the Board of Directors, we are pleased to invite you to attend the Edison International and Southern California Edison Company Annual Meeting of Shareholders. The Annual Meeting will be held on Thursday, April 23, 2020, at 9:00 a.m., Pacific Time, at the SCE Energy Education Center, 6090 N. Irwindale Avenue, Irwindale, California 91702. Please note this is a new location for the 2020 Annual Meeting. The Proxy Statement contains important information about the business to be conducted at the Annual Meeting and the Board's role in our corporate governance and executive compensation. We encourage you to read the Proxy Statement and vote your shares promptly, whether or not you plan to attend the Annual Meeting.



WILLIAM P. SULLIVAN
Independent Chair

CLEAN ENERGY STRATEGY

The Proxy Statement includes an overview of the Company's clean energy strategy and commitment to sustainability; in particular, the alignment of the Company's strategy with California's ambitious goals to combat climate change. In November 2019, the Company published "Pathway 2045," a data-driven analysis of the steps California must take to meet its 2045 goals to clean our electricity grid and reach carbon neutrality. The paper concludes that decarbonization is achieved through powering 100% of retail sales with carbon-free electricity, electrifying transportation and buildings, and using low-carbon fuels for technologies that are not viable for electrification. We believe the Company's clean energy strategy places us in a unique position to help California achieve carbon neutrality by 2045 through economywide electrification, and is consistent with limiting global warming to 1.5 degrees Celsius.

WILDFIRE RISK MITIGATION

In 2019, the Company worked closely with California's leaders to support comprehensive wildfire legislation culminating in the passage of Assembly Bill 1054, which holds utilities accountable for mitigating wildfire risks and improves the regulatory framework for prudent wildfire operations and cost recovery. AB 1054 creates a statewide wildfire insurance fund while reasonably limiting liability for utilities acting prudently. Under AB 1054, SCE is required to submit a wildfire mitigation plan ("WMP") to the California Public Utilities Commission annually for review and approval. Beginning in 2020, each WMP is required to cover a three-year period. SCE's 2019 WMP outlined strategies, programs and activities to proactively mitigate the threat of ignitions caused by the electric system that could lead to wildfires.



PEDRO J. PIZARRO
President and
Chief Executive Officer

The Company made significant investments to meet or exceed nearly all of our goals in the 2019 WMP, including measures to further harden SCE's infrastructure intended to significantly reduce potential fire ignitions, bolster SCE's situational awareness capabilities to more fully assess and respond to potential wildfire conditions, and enhance SCE's operational practices to strengthen fire safety measures and system resiliency. SCE's 2020-2022 WMP, recently filed with the California Public Utilities Commission, builds on the progress made on our 2019 WMP and lessons learned. Additional information related to our wildfire mitigation efforts, including the Board's role in the oversight of wildfire risk, is included in the Proxy Statement.

2019 FINANCIAL PERFORMANCE

We are pleased to report that Edison International's stock price increased approximately 33% in 2019 and the Board increased the annual dividend for the 16th consecutive year. The Company also reported strong core earnings (defined on page 40 of the Proxy Statement) of $4.70 per share for 2019, an increase from $4.15 per share a year ago. The increase was primarily due to the adoption of the 2018 General Rate Case final decision in 2019, higher Federal Energy Regulatory Commission revenue due to the settlement of SCE's 2018 Formula Rate proceeding and rate base growth, and the timing of regulatory deferral and cost recovery of incremental wildfire insurance expenses. These increases were partially offset by higher wildfire mitigation costs not deferred as regulatory assets and the increase in shares outstanding primarily related to our equity offering in July 2019. In addition, the passage of AB 1054 resulted in the stabilization of our credit ratings. The Company raised $2.4 billion from equity issuances in 2019, which we used to fund a portion of SCE's contribution to the wildfire insurance fund and support the increase in SCE's CPUC-approved equity layer to 52%. The Board continues to actively monitor the Company's financial performance and key risk management as we implement our clean energy strategy and address the impact of climate change and wildfires on our business. Additional information related to the Company's financial performance is included in the Annual Report.

BOARD COMPOSITION AND OVERSIGHT

Shareholders will vote on whether to re-elect each of our directors. Since last year's Annual Meeting, we elected Carey Smith to the Board, who brings strategic planning, operations and safety experience from her leadership roles at Parsons Corporation. She joins an independent, engaged and diverse Board that we believe has the appropriate mix of qualifications and experience to oversee the Company's clean energy strategy, business and risks. The Proxy Statement highlights the Board's qualifications and oversight in important areas such as safety, strategy, risk, wildfire, cybersecurity, environmental, social and governance ("ESG"), and compensation issues.

ACCOUNTABILITY TO STAKEHOLDERS

One of the Board's primary functions is to represent the interests of the Company and its shareholders with a focus on long-term value, considering the interests of its stakeholders. As a regulated, investor-owned utility, the interests of our customers, employees, suppliers and communities are critical to the Company's success and ability to provide sustainable, long-term value to shareholders. The Board's accountability to our stakeholders is reflected in the discussion of the Board's oversight of ESG and other issues in the Proxy Statement.

WILLIAM P. SULLIVAN
Independent Chair

PEDRO J. PIZARRO
President and Chief Executive Officer


EDISON
INTERNATIONAL®
Energy for What's Ahead℠


SOUTHERN CALIFORNIA
EDISON®
Energy for What's Ahead℠

NOTICE OF 2020 ANNUAL MEETING OF SHAREHOLDERS

ITEMS TO BE VOTED ON

	By Edison International ("EIX") Shareholders	By Southern California Edison Company ("SCE") Shareholders	Board Recommendation
1 ELECTION OF DIRECTORS	11 Nominees	12 Nominees	
Jeanne Beliveau-Dunn	✔	✔	FOR
Michael C. Camuñez	✔	✔	FOR
Vanessa C.L. Chang	✔	✔	FOR
James T. Morris	✔	✔	FOR
Timothy T. O'Toole	✔	✔	FOR
Kevin M. Payne	—	✔	FOR
Pedro J. Pizarro	✔	✔	FOR
Carey A. Smith	✔	✔	FOR
Linda G. Stuntz	✔	✔	FOR
William P. Sullivan	✔	✔	FOR
Peter J. Taylor	✔	✔	FOR
Keith Trent	✔	✔	FOR
2 RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	✔	✔	FOR
3 ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION	✔	✔	FOR
4 SHAREHOLDER PROPOSAL REGARDING A SHAREHOLDER VOTE ON BYLAW AMENDMENTS	✖	—	AGAINST

EIX and SCE shareholders may also vote on any other matters properly brought before the meeting.

Dated: March 13, 2020
For the Boards of Directors,



Alisa Do
Vice President and Corporate Secretary
Edison International
Southern California Edison Company

MEETING INFORMATION*



DATE
Thursday, April 23, 2020



TIME
9:00 a.m., Pacific Time



LOCATION
SCE Energy Education Center
6090 N. Irwindale Ave.
Irwindale, California 91702

RECORD DATE

Only shareholders at the close of business on February 25, 2020 are entitled to receive notice of and to vote at the Annual Meeting.

SOLICITATION OF PROXIES

The EIX and SCE Boards of Directors are soliciting proxies from you for use at the Annual Meeting, or at any adjournment or postponement of the meeting. Proxies allow designated individuals to vote on your behalf at the Annual Meeting.

VOTING YOUR SHARES

Vote your proxy via the Internet, by telephone, or by signing, dating and returning the Proxy Card if you received materials by mail. The deadline to vote by Internet or telephone is April 22, or April 21 for shares held in the Edison 401(k) Savings Plan.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON APRIL 23,2020:

The Proxy Statement and Annual Report are available at *www.edison.com/annualmeeting*. Directions to the Annual Meeting and information on how to vote your proxy are included in the Proxy Statement.

* The safety of our employees, customers, communities and shareholders is our first priority. As part of our precautions regarding the coronavirus or COVID-19, the Company is planning for the possibility that the Annual Meeting could be postponed or moved to another location. At this time, we expect the Annual Meeting to occur as planned and will take necessary precautions to protect the health and safety of those who attend. If we change the Annual Meeting date, time or location, we will announce the decision to do so in advance and post details on our website at *www.edison.com/annualmeeting*.

TABLE OF CONTENTS

OUR CLEAN ENERGY STRATEGY

OUR VISION AND STRATEGY

Our vision is to lead the transformation of the electric power industry, focusing on opportunities in clean energy, efficient electrification, grid of the future and customer choice. EIX is advancing this vision by growing our business toward a clean energy future while adapting our infrastructure and operations to a new climate reality, striving for best-in-class operations, and providing superior value to our customers and shareholders. EIX's primary operating business is SCE, a rate-regulated electric utility that supplies electric energy to approximately 15 million people in a 50,000 square-mile area within Central, Coastal and Southern California. Together, the Company is focused on the following strategic priorities:


EDISON
INTERNATIONAL®

- Growing our business toward a clean energy future
- Adapting our infrastructure and operations to a new climate reality
- Striving for best-in-class operations
- Providing superior value to our customers and shareholders


SOUTHERN CALIFORNIA
EDISON®

- Addressing wildfire risk
- Cleaning the power system
- Helping customers make cleaner energy choices
- Strengthening and modernizing the grid
- Achieving operational and service excellence

Our vision and strategy are intended to provide a foundation for long-term sustainable growth and value for our shareholders and other stakeholders. The Board's role in the oversight of our strategy is described below under "*Our Corporate Governance – Key Areas of Board and Committee Oversight*."

OUR SAFETY JOURNEY

Safety is the first of our core values. We are committed to creating and maintaining a safe environment for our employees, contractors, customers and the public. Over the past several years, we have increased the Company's focus on safety oversight and accountability by developing a culture of safety ownership among our employees and contractors that empowers them to control their own safety, support their team members' safety, and contribute to a safe work environment. We are also committed to upholding the highest levels of public safety. Expanding our wildfire mitigation, response, and recovery efforts by improving the resiliency and security of our grid has been a key focus area. In addition, we remain focused on our preparation for, and response to, other types of disasters and emergencies that can impact public safety and our operations.

The Board believes the safety of employees, contractors, customers and the public is essential to the Company's values and success. The Board's role in the oversight of safety is described below under "*Our Corporate Governance – Key Areas of Board and Committee Oversight*."

OUR WILDFIRE MITIGATION

As discussed above in our Letter to Shareholders, the Company worked closely with California's leaders to enact comprehensive wildfire legislation, Assembly Bill 1054, which requires SCE to submit a wildfire mitigation plan ("WMP") to the California Public Utilities Commission annually for review and approval. Beginning in 2020, each WMP is required to cover a three-year period. The Company's WMP includes strategies, programs and activities to mitigate the risk of utility infrastructure igniting catastrophic wildfires and address the challenges in high fire risk areas, which represent about 27% of the area we serve. The Company met or exceeded nearly all of our goals in the 2019 WMP.

The Company is dedicated to keeping our communities safe and making our system stronger against the increasing threat of extreme conditions driven by climate change. We have made capital investments of approximately $750 million in grid hardening with covered conductor and current limiting fuses, enhanced operational practices to effectively address the findings of our accelerated inspections and remove hazard trees, and improved situational awareness by installing high definition cameras and micro weather stations throughout high fire risk areas. The 2020 WMP builds on this work to strengthen the resiliency of our infrastructure and continue to enhance our operational practices with additional technologies and risk-based modeling to reduce the risk of wildfires. This includes improvements to the implementation of Public Safety Power Shutoffs during severe weather events and under high fire potential conditions. SCE is engaged with our customers and communities, especially during these conditions, to support resiliency and closely coordinates with local emergency response agencies. Our Board has and will continue to provide active oversight of wildfire issues and overall wildfire risk mitigation, with a specific focus for the Board's Safety and Operations Committee.

OUR COMMITMENT TO SUSTAINABILITY

Sustainability is integral to our vision to lead the transformation of the electric power industry toward a clean energy future. Sustainability is also core to our strategy, which is aligned with California's ambitious, economywide goals to combat climate change. From how we manage our operations and engage with stakeholders to how we provide safe, reliable, affordable and clean power — we are committed to sustainability because the Company's success is tied to the strength and health of the communities we operate in and serve. We believe the Company has a responsibility to make a positive impact on society. As a result, we are implementing our clean energy strategy to address broader societal challenges, such as climate change and wildfires. Our commitment to sustainability is reflected in the Company's environmental, social and governance ("ESG") priorities and practices.

OUR PRIORITY ESG TOPICS

In an effort to identify ESG topics that are fundamental to our long-term success, the Company completed an ESG priority assessment in line with best practice in early 2018. The assessment, which included internal and external stakeholder perspectives, identified 19 priority topics, listed below. Many of the topics relate to our strategy and core operations, and the results complement the Company's ongoing strategic planning efforts.

Transition to a Clean Energy Future

- Climate change and greenhouse gas ("GHG") emissions
- Grid modernization and innovation
- Local air quality
- Renewable energy and distributed energy resources
- Service and product innovation
- Transportation electrification
- Business model

Customers, Communities and Employees

- Safety and health
- Affordability and access
- Community development
- Customer relations
- Diversity and inclusion
- Employee engagement and workforce development

Operations and Governance

- Cyber and physical safety
- Environmental footprint
- Governance, transparency and compliance
- Infrastructure reliability and resilience
- Public policy engagement
- Water use and management

The Board's role in overseeing these priorities is described below under "*Our Corporate Governance – Key Areas of Board and Committee Oversight – ESG Oversight*."

OUR CLIMATE CHANGE OBJECTIVES

At the core of our strategy is a strong partnership with the state of California and other stakeholders to help California achieve its ambitious, science-based climate change goals. As a result, the Company's climate change objectives are aligned with California's policies to combat climate change and limit global warming to 1.5 degrees Celsius. In 2017, the Company underscored this commitment to fighting climate change by signing on to the "We Are Still In" campaign in support of the Paris Climate Agreement.

SCE has state-mandated objectives to deliver 100% carbon-free power by 2045, which is one of the most aggressive targets in the U.S. utility industry. As a regulated utility with operations entirely within the state of California, SCE operates under the following, state-mandated renewable and carbon-free retail sales targets for delivered power:

- By 2020 – 33% of power from Renewables Portfolio Standard ("RPS")-eligible resources
- By 2030 – 60% of power from RPS-eligible resources
- By 2045 – 100% carbon-free power

SCE has already met its 2020 requirements and currently delivers approximately 48% carbon-free power to its customers. Approximately 73% of this carbon-free electricity, or 35% of SCE's total delivered power, comes from RPS-eligible resources. SCE has reduced GHG emissions from the power it delivers by 42% since 2005 and anticipates emissions will continue to decline in accordance with state law through 2045.

Beyond delivered power, the Company believes it has a responsibility to enable the state to achieve its broader, economywide GHG emissions reduction goals through electrification:

- By 2030 – 40% reduction in GHG emissions from 1990 levels
- By 2045 – Carbon neutrality
- By 2050 – 80% reduction in GHG emissions from 1990 levels

The Company's analysis and that of others has shown an electric-led path to be the most cost-effective way to meet these goals. Over the past three years, the Company has published two thought leadership pieces with in-depth analysis of the cross-sector collaboration that we believe is needed to reach the state's climate goals: the "Clean Power and Electrification Pathway: Realizing California's Environmental Goals" (2017) and "Pathway to 2045" (2019). As the only investor-owned electric utility in California without a natural gas distribution business, SCE is in a unique position to lead and advance these objectives. SCE is investing in broad electrification of the transportation sector while modernizing its grid to support new electric end-uses through ongoing capital investments. SCE also partners with a variety of cross-sector coalitions to advance electrification in California and nationally.

OUR INCLUSIVE CULTURE

The Company's workforce is made up of a broad array of cultures, ethnicities, genders, sexual orientations, generations and life experiences that reflect the communities we serve. An inclusive environment leverages the strengths that diversity brings. The Company's commitment to strengthen our culture have been advanced through a focus on gender diversity and a culture of greater inclusion. EIX joined over 100 other organizations that signed the Paradigm for Parity, a public commitment to achieve gender parity in senior roles by 2030. In 2018, the Company signed the CEO Action for Diversity & Inclusion, the largest CEO-driven business commitment to advance diversity and inclusion within the workplace. In 2019, SCE earned a 100% rating and the designation of being a "Best Place to Work for LGBTQ Equality" by the Human Rights Campaign Foundation's Corporate Equality Index. We also earned a spot on the Forbes Best Employers for Diversity 2020 list. Both awards are further acknowledgement of the Company's ongoing commitment to diversity and inclusion.

OUR ESG DISCLOSURES

The Company publishes an annual sustainability report that reflects our sustainability strategy, performance and related metrics. Our 2018 report reflects the work we are doing to lead the transformation of our industry toward a clean energy future and to operate our business with excellence by focusing on customers, communities, and employees. The current report is available on our website at *www.edison.com/corpgov*. We expect to publish our 2019 report by June 2020.

The Company was also an early adopter of the disclosure template developed by the Edison Electric Institute ("EEI") in collaboration with member companies and investors. The Company has disclosed data using the EEI template annually, including GHG emissions and delivered power portfolio, since the template's 2017 pilot.

ITEM 1: ELECTION OF DIRECTORS

- The following directors have been nominated for election to the Board, each to hold office until the next Annual Meeting:

Jeanne Beliveau-Dunn	Timothy T. O'Toole	Linda G. Stuntz
Michael C. Camuñez	Kevin M. Payne (SCE Board only)	William P. Sullivan
Vanessa C.L. Chang	Pedro J. Pizarro	Peter J. Taylor
James T. Morris	Carey A. Smith	Keith Trent

- The director nominees of EIX and SCE are the same, except that Mr. Payne is a nominee for the SCE Board only.
- Ms. Smith joined the Board in October 2019 and is being nominated for election by the shareholders for the first time.
- Information about each nominee's experience, qualifications, attributions and skills is presented below.

✓ **THE BOARD RECOMMENDS YOU VOTE "FOR" THE EIX AND SCE DIRECTOR NOMINEES, AS APPLICABLE.**

OUR BOARD OF DIRECTORS

Our directors reflect the diversity of ethnicity, gender, skills, backgrounds and qualifications valued by our Board. The range of tenure on our Board brings a variety of perspectives to strategic, financial and operational deliberations.

Name	Age	Director Since	Industry Experience	Diversity	Committee Membership A&F	Committee Membership CEP	Committee Membership NCG	Committee Membership S&O	Other Public Boards	Mandatory Retirement
Jeanne Beliveau-Dunn Independent	60	2019	Technology	White/ Female	Member			Member	2	2032
Michael C. Camuñez Independent	51	2017	Law/ Government	Hispanic/ Male/LGBTQ	Member		Member		1*	2042
Vanessa C. L. Chang Independent	67	2007	Accounting/ Real Estate	Asian/ Female		Chair	Member		3*	2025
James T. Morris Independent	60	2016	Insurance	White/ Male	F (Member)	Member			1	2032
Timothy T. O'Toole Independent	64	2017	Transportation	White/ Male		Member		Chair	0	2028
Kevin M. Payne SCE CEO SCE Board Only	59	2016	Electric Utilities	White/ Male					0	—
Pedro J. Pizarro EIX CEO	54	2014**	Electric Utilities	Hispanic/ Male					0	—
Carey A. Smith Independent	56	2019	Technology/ Engineering	White/ Female		Member		Member	0	2036
Linda G. Stuntz Independent	65	2014	Law/Utility Regulation	White/ Female			Chair	Member	1	2027
William P. Sullivan EIX Chair Independent	70	2015	Information Technology/ Biotechnology	White/ Male		Member	Member		1	2022
Peter J. Taylor Independent	61	2011	Finance	African American/ Male	F (Chair)			Member	1*	2031
Keith Trent Independent	60	2018	Electric Utilities	White/ Male	F (Member)			Member	1	2032

Key to Committees

A&F	Audit and Finance Committee	■	Member
CEP	Compensation and Executive Personnel Committee	■	Chair
NCG	Nominating/Corporate Governance Committee	**F**	Financial Expert
S&O	Safety and Operations Committee		
*	Includes service on the board of a fund complex registered as an investment company under SEC rules		
**	Mr. Pizarro has been a director of SCE since 2014 and a director of EIX since 2016		

EIX BOARD CHARACTERISTICS



Independence
1/11
EIX CEO
91%
10/11
Independent
Diversity
64%
4/11
Female
1/11
Self-Identifies as LGBTQ
4/11
Ethnically diverse
Age
5/11
61 and over
Average 60.5 Years
6/11
Under 61
Tenure
1/11
10 years or more
Average 4.4 Years
10/11
Under 10 years

EXPERIENCE, SKILLS AND ATTRIBUTES ON THE BOARD

The Board believes our directors have the appropriate diversity of experience, skills and attributes to effectively oversee the Company's operations, risks and long-term strategy. The Governance Committee reviews each director's qualifications when considering whether to nominate directors for election or re-election to the Board. Listed below are important areas of experience, skills and attributes represented on the Board.

DIVERSITY
Individuals with different skills, backgrounds, gender, ethnicity and sexual orientation.

SAFETY AND OPERATIONS
Experience in the oversight of safety and operational practices through work experience or public company board service (e.g., service on a safety or operations committee).

STRATEGIC PLANNING AND CAPITAL MARKETS
Experience with corporate strategies and long-term business plans, restructuring or repositioning businesses, mergers and acquisitions, and/or raising debt and equity capital.

RISK MANAGEMENT
Experience identifying, assessing and controlling financial or business risks through work experience or public company board service (e.g., service on an audit or risk committee).

LEGAL, REGULATORY AND PUBLIC POLICY
Experience in legal or regulatory affairs or advancing public policy interests through work experience.

CYBERSECURITY
Experience related to the protection of grid operations, technology and data from attack through work experience or public company board service.

TECHNOLOGY AND INNOVATION
Leadership and oversight experience in technological trends, digital platforms and/or efficiency improvements through technology.

ENGINEERING AND SCIENCE
Education and/or work experience in engineering or science fields.

WORKFORCE/TALENT MANAGEMENT
Experience in planning, building and retaining a talented workforce that meets an organization's needs. May be acquired through service on a public company compensation committee.

ENVIRONMENTAL AND SUSTAINABILITY
Experience in overseeing, operating or advising on environmental, climate and/or sustainability practices.

UTILITY INDUSTRY
Experience in the utility industry as an executive of, or outside advisor to, a utility.

FINANCIAL EXPERTISE
Experience in accounting and financial matters, including financial statements and operating results. May be acquired through service on a public company audit committee.

CORPORATE GOVERNANCE
Experience governing a public company board and protecting shareholder and other stakeholder interests. May be acquired through service on a public company governance committee.

PUBLIC COMPANY CEO
Experience from serving as a public company CEO.

SCE/CALIFORNIA UTILITY CUSTOMER
Current or former resident of California with an understanding of the California regulatory landscape and its impact on SCE business and retail customers.

DIRECTOR BIOGRAPHICAL INFORMATION

A biography of each director describing his or her age as of this Proxy Statement, current Board committee service, business experience during the past five years and other relevant business experience is presented below. The biography includes the experience, qualifications, attributes and skills that led the Board to conclude that the nominee should serve as a director. While each nominee's entire range of experience and skills is important, particular experience that contributes to the diversity and effectiveness of the Board is identified below.



AGE
60

DIRECTOR SINCE
2019

BOARD COMMITTEES
- Audit and Finance
- Safety and Operations

OTHER PUBLIC COMPANY BOARDS
- Columbus McKinnon
- Xylem, Inc.

JEANNE BELIVEAU-DUNN

PROFESSIONAL HIGHLIGHTS

Ms. Beliveau-Dunn has been the chief executive officer and president of Claridad LLC, a digital and internet of things consulting company, since 2018. From 2007 to 2018, she was a vice president and general manager of Cisco systems, a global technology company. Ms. Beliveau-Dunn spent 22 years during significant growth at Cisco and managed the products and services business and operations. Additionally, she had the responsibility to build and operate centers of excellence, learning and knowledge, and innovation practices for scale. Prior to Cisco, Ms. Beliveau-Dunn ran business operations at Micronics computers and the secure systems product lines for Wang Laboratories.

QUALIFICATIONS AND ATTRIBUTES

Ms. Beliveau-Dunn has more than 30 years of experience as a technology executive and a transformational leader with experience in building and managing large scale infrastructure, cybersecurity, compute, cloud, networking, services and marketing operations, personnel management, and employee and leadership development. During her career, she built effective networking, digital and security solutions, including strategies for internet of things in smart cities and industrial and energy markets. Her experience managing a large workforce, building network operations and security teams, and building infrastructure and efficiency through technology and process is valuable to the Board's and Safety and Operations Committee's oversight of cyber threats facing the Company. She is also experienced in ESG matters, compensation, financial review, acquisitions, and risk and resiliency management, and is a National Association of Corporate Directors fellow. As a California resident, Ms. Beliveau-Dunn also provides the perspective of a utility customer impacted by California's wildfires and regulatory environment.

OTHER BOARD SERVICE

Ms. Beliveau-Dunn is a director of Columbus McKinnon, an independent movement company in the industrial sector, and Xylem, Inc., a water technology company.

EDUCATION

Ms. Beliveau-Dunn is a graduate of the University of Massachusetts, Massachusetts Institute of Technology's executive leadership program, and Harvard University's accelerated master's in business administration program for executives.



AGE
51

DIRECTOR SINCE
2017

BOARD COMMITTEES
- Audit and Finance
- Governance

OTHER PUBLIC COMPANY BOARDS
- American Funds Family

MICHAEL C. CAMUÑEZ

PROFESSIONAL HIGHLIGHTS
Mr. Camuñez has been the president and chief executive officer of Monarch Global Strategies, a binational strategic advisory firm to companies doing business in emerging economies, with an emphasis on Mexico, since 2013. He previously served as the U.S. assistant secretary of commerce at the International Trade Administration of the U.S. Department of Commerce, where he managed a global portfolio to help lead the U.S. government's efforts to open new markets for U.S. goods and services. Mr. Camuñez also served as special counsel to the President in the Office of the White House Counsel and as special assistant to the President, where he helped manage senior appointments to President Obama's cabinet. He is a former equity partner of O'Melveny & Myers LLP and Manatt, Phelps & Phillips LLP in Southern California and served as a senior policy advisor during the Clinton Administration.

QUALIFICATIONS AND ATTRIBUTES
Mr. Camuñez brings a broad government, legal, public policy, and public affairs background relevant to the Company's business and strategy. He has deep experience advising boards and companies in regulated industries on corporate strategy, compliance, government relations, and business development. A nationally recognized Latino civic and business leader in California, Mr. Camuñez is deeply connected to the diverse communities served by SCE. His philanthropic work with organizations like the Packard Foundation has enabled him to focus on strategies related to climate change and conservation in California and globally, which complements the Company's strategic mission. As a California resident, Mr. Camuñez also provides the perspective of a utility customer impacted by California's wildfires and regulatory environment.

OTHER BOARD SERVICE
Mr. Camuñez is a director of four funds in the American Funds family of mutual funds, which are advised by the Capital Group and its subsidiaries. He is also a trustee of Stanford University and of the David and Lucile Packard Foundation. Mr. Camuñez is a director of several nonprofit organizations, including the Pacific Council on International Policy, the Center for Law and Social Policy and the U.S.-Mexico Business Association.

EDUCATION
Mr. Camuñez is a graduate of Harvard University and received his law degree with distinction from Stanford Law School.



AGE
67

DIRECTOR SINCE
2007

BOARD COMMITTEES
- Compensation (Chair)
- Governance

OTHER PUBLIC COMPANY BOARDS
- American Funds Family
- Sykes Enterprises, Incorporated
- Transocean Ltd.

VANESSA C.L. CHANG

PROFESSIONAL HIGHLIGHTS

Ms. Chang served as a director of EL & EL Investments, a private real estate investment business, from 1999 to 2018. She previously served as chief executive officer and president of ResolveItNow.com, an online dispute resolution service for high-volume, low-value claims, and senior vice president of Secured Capital Corporation, a real estate investment bank focused on origination and subsequent sales of commercial mortgage-backed securities. Prior to that, Ms. Chang had a 21-year career at the accounting firm KPMG Peat Marwick LLP, which included serving as the West Coast partner in charge of Corporate Finance.

QUALIFICATIONS AND ATTRIBUTES

Ms. Chang has extensive experience in accounting and financial reporting, executive compensation, capital markets, and corporate governance matters acquired during her career and service on other public and private company boards. In addition to her board service, she actively monitors governance trends through her participation in the National Association of Corporate Directors, Women Corporate Directors and Women in Governance. Ms. Chang has developed considerable knowledge of the Company's business, corporate history and governance during her 13 years of service on the Board. Her experience and commitment to independent oversight as a director enhance our Board's effectiveness, and her leadership as Chair of the Compensation Committee and as a member of the Governance Committee continue to provide value to the Board.

OTHER BOARD SERVICE

Ms. Chang is a director of Sykes Enterprises, Inc. and Transocean Ltd., and is a director or trustee of 17 funds advised by the Capital Group and its subsidiaries, of which nine are members of the American Funds family and eight are members of Capital Group's Private Client Services.

EDUCATION

Ms. Chang is a graduate of the University of British Columbia and is an inactive Certified Public Accountant.



AGE
60

DIRECTOR SINCE
2016

BOARD COMMITTEES
- Audit and Finance
- Compensation

OTHER PUBLIC COMPANY BOARDS
- Pacific Life Mutual Fund Complex

JAMES T. MORRIS

PROFESSIONAL HIGHLIGHTS

Mr. Morris is the chairman, president and chief executive officer of Pacific Life Insurance Company, and of its parent companies Pacific Mutual Holding Company and Pacific LifeCorp. He has served as chief executive officer since 2007 and chairman since 2008, and served as president from 2007 to 2012 and again beginning in 2016. Mr. Morris has served in a variety of management positions since joining Pacific Life in 1982, including chief operating officer, executive vice president and chief insurance officer, and senior vice president, individual insurance.

QUALIFICATIONS AND ATTRIBUTES

Mr. Morris has significant business and chief executive leadership experience in a highly regulated industry and provides expertise on insurance issues that impact the Company. He brings strategic planning, risk management, workforce management and financial analysis experience from over 35 years of service at Pacific Life, which is particularly valuable to the Audit and Finance and Compensation Committees. Mr. Morris also provides the perspective of a Southern California resident and executive of a Fortune 500 business headquartered and doing business in the local markets served by SCE.

OTHER BOARD SERVICE

Mr. Morris is chairman of the board and a trustee of the Pacific Select Fund and the Pacific Funds Series Trust, members of the same mutual fund complex. He is a director and former chair of the American Council of Life Insurers, the nation's principal life insurance company trade association, and previously served on the Life Insurance Marketing Research Association's Strategic Marketing Issues Committee. Mr. Morris also serves as a director of the Children's Hospital of Orange County and is chairman of the Pacific Life Foundation.

EDUCATION

Mr. Morris is a graduate of the University of California at Los Angeles.



AGE
64

DIRECTOR SINCE
2017

BOARD COMMITTEES
- Compensation
- Safety and Operations (Chair)

OTHER PUBLIC COMPANY BOARDS
- None

TIMOTHY T. O'TOOLE

PROFESSIONAL HIGHLIGHTS

Mr. O'Toole served as the chief executive officer of First Group plc, a transportation company that provides rail and bus services in the United Kingdom and North America, from 2010 to 2018. He previously served as managing director of the London Underground, where he led the response to the 2005 terrorist bombing attacks for which he was awarded the honor of a Commander of the Most Excellent Order of the British Empire (CBE) from the Queen. Prior to his time at the London Underground, Mr. O'Toole served in various senior management roles during his 20 years of service at Consolidated Rail Corporation, including as president and chief executive officer.

QUALIFICATIONS AND ATTRIBUTES

Mr. O'Toole provides public company chief executive leadership experience in a regulated, capital intensive industry. His operational experience in safety, risk management and crisis management are particularly relevant to the oversight of our business and strategy and his leadership role as Chair of the Safety and Operations Committee. Mr. O'Toole brings extensive safety experience and has been recognized as a safety leader in both the United States and internationally. He has decades of direct management experience of a large workforce in industries where worker and public safety are critical. Mr. O'Toole's perspective as a chief executive and public company director provides value to the Compensation Committee.

OTHER BOARD SERVICE

Mr. O'Toole is a director of the National Safety Council and previously served as a director of First Group plc and CSX Corporation.

EDUCATION

Mr. O'Toole is a graduate of La Salle University and received his law degree from the University of Pittsburgh.



AGE
59

SCE DIRECTOR SINCE
2016

BOARD COMMITTEES
- None

OTHER PUBLIC COMPANY BOARDS
- None

KEVIN M. PAYNE

PROFESSIONAL HIGHLIGHTS

Mr. Payne has been the CEO of SCE since 2016, and President since 2019. Prior to his current role, he held various leadership positions at SCE, including Senior Vice President of Customer Service for SCE from 2014 to 2016, Vice President of Engineering and Technical Services from 2011 to 2014, Vice President of Client Services Planning and Controls, Vice President of Information Technology and Business Integration, and Vice President of Enterprise Resource Planning. Prior to that he was a Director in the Renewable and Alternative Power and Major Customer Technical Support departments. Mr. Payne began his career with SCE in 1986 in the Engineering and Construction department managing power plant retrofit and other engineering projects.

QUALIFICATIONS AND ATTRIBUTES

Mr. Payne provides the SCE Board with in-depth knowledge of the Company's business, experienced leadership, and an engineering background. He also brings senior executive, safety and operations, workforce management and strategic planning experience developed during his 33 years of service with SCE. Mr. Payne's perspective as the leader of SCE's clean energy strategy, safety culture and operational excellence efforts, and commitment to diversity and inclusion, are particularly valuable to the SCE Board.

OTHER BOARD SERVICE

Mr. Payne is a member of the management committee of the Edison Foundation Institute for Electric Innovation, which focuses on advancing the adoption and application of new technologies to strengthen and transform the power grid.

EDUCATION

Mr. Payne has a degree in mechanical engineering from the University of California, Berkeley, and is a registered professional engineer.



AGE
54

EIX DIRECTOR SINCE
2016

SCE DIRECTOR SINCE
2014

BOARD COMMITTEES
- None

OTHER PUBLIC COMPANY BOARDS
- None

PEDRO J. PIZARRO

PROFESSIONAL HIGHLIGHTS

Mr. Pizarro has been the President and CEO of EIX since 2016. Prior to that, he served as President of SCE from 2014 to 2016. From 2011 to 2014, Mr. Pizarro served as President of EME, an indirect subsidiary of EIX that filed for bankruptcy in 2012 and emerged through a sale of its principal assets in 2014. He has held a wide range of other executive positions at the EIX companies since joining in 1999, including Executive Vice President responsible for SCE's transmission and distribution system, power procurement and generation. Mr. Pizarro also previously served as Vice President and Senior Vice President of Power Procurement, and Vice President of Strategy and Business Development. Prior to his work at the EIX companies, Mr. Pizarro was a senior engagement manager with McKinsey & Company, providing management consulting services to energy, technology, engineering services, and banking clients.

QUALIFICATIONS AND ATTRIBUTES

Mr. Pizarro provides in-depth knowledge of the Company's business, experienced industry leadership, safety and operations, workforce management, cybersecurity, business resiliency and strategic planning experience and background. His leadership and experience dealing with difficult challenges during the EME bankruptcy add value to the Board. Mr. Pizarro also brings the experience and perspective of a director of several electric industry associations.

OTHER BOARD SERVICE

Mr. Pizarro is a director of the Edison Electric Institute, where he also serves on the executive committee and as co-chair of the CEO task force on transportation electrification. He is also a director of the Electric Power Research Institute ("EPRI") and will become chair of EPRI effective April 2020. Mr. Pizarro serves on the U.S. Secretary of Energy Advisory Board and is a member of the Electricity Subsector Coordinating Council, which coordinates with the federal government and electric power sector to prepare for, and respond to, national-level disasters and physical and cybersecurity threats to critical infrastructure. He is a member of the External Advisory Committee of the Massachusetts Institute of Technology's Future of Storage study to consider key storage technologies for electricity systems that rely on variable renewable energy resources. Mr. Pizarro also serves as a member of the Board of Governors of Argonne National Laboratory and the Board of Trustees of the California Institute of Technology.

EDUCATION

Mr. Pizarro is a graduate of Harvard University and earned a Ph.D. in chemistry from the California Institute of Technology.



AGE
56

DIRECTOR SINCE
2019

BOARD COMMITTEES
- Compensation
- Safety and Operations

OTHER PUBLIC COMPANY BOARDS
- None

CAREY A. SMITH

PROFESSIONAL HIGHLIGHTS
Ms. Smith serves as president and chief operating officer of Parsons Corporation, a disruptive technology provider for global defense, intelligence and critical infrastructure markets. She has served as president since November 2019 and as chief operating officer since 2018. From 2016 to 2018, Ms. Smith served as president of Parsons' Federal Solutions business. Before joining Parsons, she served in progressive leadership roles at Honeywell International Inc. from 2011 to 2016, including president of the Defense and Space business unit, vice president of Honeywell Aerospace Customer and Product Support, and president of Honeywell Technology Solutions, Inc. Prior to joining Honeywell, Ms. Smith served in several leadership roles at Lockheed Martin Corporation from 1985 to 2011.

QUALIFICATIONS AND ATTRIBUTES
Ms. Smith is responsible for strategy, growth and execution at Parsons, which was headquartered in Southern California until 2019 and continues to have key programs throughout the state. Her strategic planning role and understanding of the impact of California's regulatory landscape on SCE's business customers contribute to the Board's effective oversight of key issues confronting the electric utility industry. Ms. Smith's operational experience in safety-intensive environments provides an important perspective to the Board and its Safety and Operations Committee. She brings a strong background in cybersecurity through her aerospace and defense industry experience and is a certified cybersecurity governance professional by the National Association of Corporate Directors.

OTHER BOARD SERVICE
Ms. Smith is a director and vice chair of the Professional Services Council and previously served as a director of NN, Inc.

EDUCATION
Ms. Smith holds a bachelor's degree in electrical engineering from Ohio Northern University and a master's degree in electrical engineering from Syracuse University. In 2018, she received an honorary doctorate degree from Ohio Northern University for her contributions to the university and the field of engineering.

LINDA G. STUNTZ



AGE
65

DIRECTOR SINCE
2014

BOARD COMMITTEES
- Governance (Chair)
- Safety and Operations

OTHER PUBLIC COMPANY BOARDS
- Royal Dutch Shell plc

PROFESSIONAL HIGHLIGHTS

Ms. Stuntz served as a partner of the law firm of Stuntz, Davis & Staffier, P.C. from 1995 to 2018, where she specialized in energy and environmental regulation. She previously served as Deputy Secretary of, and held senior positions in, the U.S. Department of Energy. Ms. Stuntz also previously served as associate minority counsel and minority counsel to the Energy and Commerce Committee of the U.S. House of Representatives. She served on the U.S. Secretary of Energy Advisory Board during 2015 and 2016.

QUALIFICATIONS AND ATTRIBUTES

Ms. Stuntz's utility and environmental law and public policy experience is particularly relevant to the Company's business. During her time at the U.S. Department of Energy, she held positions that focused on issues related to global climate change and energy-related measures to minimize GHG emissions, key issues that impact the Company in California. Ms. Stuntz's corporate governance experience from her service on other public company boards and as a member of our Governance Committee since 2014 informs her leadership as Committee Chair. She brings safety experience from her private industry work with utilities and energy companies, as a director of public companies in industries that have significant safety concerns for workers and the public, and as a member of our Safety and Operations Committee since 2014.

OTHER BOARD SERVICE

Ms. Stuntz is a director of Royal Dutch Shell plc and previously served as a director of Raytheon Company, Schlumberger, Ltd. and American Electric Power Company. She is a Senior Advisor at the Center for Strategic and International Studies and the chair of the External Advisory Committee of the Massachusetts Institute of Technology's Future of Storage study to consider key storage technologies for electricity systems that rely on variable renewable energy resources.

EDUCATION

Ms. Stuntz is a graduate of Wittenberg University and received her law degree from Harvard University.



WILLIAM P. SULLIVAN



AGE
70

DIRECTOR SINCE
2015
EIX Board Chair

BOARD COMMITTEES
- Compensation
- Governance

OTHER PUBLIC COMPANY BOARDS
- Maxim Integrated

PROFESSIONAL HIGHLIGHTS

Mr. Sullivan served as chief executive officer of Agilent Technologies, a global provider of scientific instruments, software, services and consumables in life sciences, diagnostics and applied chemical markets, from 2005 to 2015. Prior to that, he served as executive vice president and chief operating officer of Agilent and senior vice president and general manager of Agilent's Semiconductor Products Group.

QUALIFICATIONS AND ATTRIBUTES

Mr. Sullivan brings the perspective of a president and chief executive officer of a large public company, which is particularly valuable as Chair of the EIX Board. He provides significant operational experience, including leadership of successful company transformation, and experience managing the risks and operations of a public company with a large workforce. This experience in the technology sector is important to the Board in the changing electric industry. Mr. Sullivan's leadership as a chief executive and experience on other public company boards is valuable to the Compensation and Governance Committees. As a California resident with extensive professional experience in the state, Mr. Sullivan also provides the perspective of a utility customer impacted by California's wildfires and regulatory environment.

OTHER BOARD SERVICE

Mr. Sullivan is the chair of the board of Maxim Integrated and previously served as a director of Agilent Technologies, Avnet, Inc. and URS Corporation.

EDUCATION

Mr. Sullivan is a graduate of the University of California, Davis.



AGE
61

DIRECTOR SINCE
2011

BOARD COMMITTEES
- Audit and Finance (Chair)
- Safety and Operations

OTHER PUBLIC COMPANY BOARDS
- Western Asset Fund Family

PETER J. TAYLOR

PROFESSIONAL HIGHLIGHTS

Mr. Taylor has been the president of ECMC Foundation, a nonprofit corporation dedicated to educational attainment for low-income students, since 2014. From 2009 to 2014, he served as executive vice president and chief financial officer for the University of California system, where he oversaw all aspects of financial management at the ten campuses and the five academic medical centers. Prior to that, most of Mr. Taylor's professional career was in investment banking, with nearly 16 years in municipal finance banking for Lehman Brothers and Barclays Capital.

QUALIFICATIONS AND ATTRIBUTES

Mr. Taylor provides finance and public policy experience, which is particularly relevant to the Company's infrastructure investment strategy and highly regulated business. He also brings capital markets experience from his investment banking career. At the University of California, Mr. Taylor had direct responsibility for risk management, accounting and financial reporting, which is valuable as a financial expert and Chair of the Audit and Finance Committee. He also brings safety experience from his years as a senior executive of the University of California, which launched the "Be Smart About Safety" campaign across all campuses during his tenure, and in his oversight role as a member of the Board of Trustees of the California State University. As a California resident with extensive professional experience in the state, Mr. Taylor also understands the perspective of utility customers impacted by California's wildfires and regulatory environment.

OTHER BOARD SERVICE

Mr. Taylor is a trustee of several funds in the Western Asset Fund Family and is a member of the Board of Trustees of California State University system, where he chairs the Educational Policy Committee after two years as chair of the Finance Committee. He is also a director of Pacific Mutual Holding Company, the Ralph M. Parsons Foundation and the Kaiser Family Foundation.

EDUCATION

Mr. Taylor is a graduate of the University of California Los Angeles and holds a master's degree in public policy analysis from Claremont Graduate University.



AGE
60

DIRECTOR SINCE
2018

BOARD COMMITTEES
- Audit and Finance
- Safety and Operations

OTHER PUBLIC COMPANY BOARDS
- Capital Power Corporation

KEITH TRENT

PROFESSIONAL HIGHLIGHTS

Mr. Trent has 14 years of experience as a utility executive, general counsel and internal legal counsel. From 2009 to 2015, he held a variety of senior executive positions with Duke Energy Corporation, with responsibility for long-term grid strategy, regulated utilities, electric transmission, regulated fossil-fuel and hydro generation, health, safety and environment, fuel and system optimization, central engineering and services, and commercial businesses operating in domestic and international retail and wholesale competitive markets. Prior to that, Mr. Trent held a variety of positions at Duke with responsibility for corporate strategy, government relations, corporate communications, technology initiatives, legal, internal audit and compliance (as general counsel), and major litigation and government investigations (as lead litigator). He also practiced law for 15 years before joining Duke.

QUALIFICATIONS AND ATTRIBUTES

Mr. Trent provides extensive utility operations, strategic planning, legal and safety experience as an executive of one of the largest electric power companies in the U.S., where he had direct management responsibility for the health and safety of a large workforce. His utility operational experience in, and perspective on, regulation, risk management, safety and cybersecurity are particularly relevant to our business and the regulatory framework in which we operate. This experience is particularly valuable to the Audit and Finance and Safety and Operations Committees, and supports his role as the Board's liaison to the Company's cybersecurity oversight group (see page 25).

OTHER BOARD SERVICE

Mr. Trent is a director of Capital Power Corporation and TRC Companies, Inc., which was a public company until 2017. He serves as the Chair of the Health, Safety and Environmental Committee of Capital Power Corporation.

EDUCATION

Mr. Trent is a graduate of Southern Methodist University and received his law degree from the University of Texas School of Law.

OUR CORPORATE GOVERNANCE

KEY GOVERNANCE PRACTICES

We believe the Company has established corporate governance standards and practices that create long-term value for our shareholders and other stakeholders. As discussed below, our key corporate governance policies and practices include:

- Independent EIX Board Chair
- Independent Board Committees
- Regular Independent Director Executive Sessions
- Director Orientation and Continuing Education Programs
- Annual Board and Committee Evaluations
- Annual CEO Succession Planning
- Director Retirement at Age 72
- Annual Election of Directors
- Majority Voting for Directors in Uncontested Elections
- 10% of Shareholders May Call Special Meetings
- Shareholders May Act by Written Consent
- Annual Advisory Vote on Executive Compensation
- Proxy Access Bylaws with Standard Terms
- Oversight of Safety, Strategy, Risk and ESG Practices

SHAREHOLDER ENGAGEMENT

We engage with our major institutional shareholders regarding strategy and financial and operational performance throughout the course of the year. We also engage with these shareholders on corporate governance, executive compensation and ESG issues at least annually. In 2019 and 2020, we had a cross-functional team from corporate governance, investor relations, executive compensation and sustainability participate in meetings and calls with holders of approximately 40% of EIX Common Stock. The EIX CEO, CFO and Board Chair also participated in certain meetings. The nature of these engagements centered around the Company's strategy, wildfire response and ESG efforts and disclosure. The shareholders we engaged with offered constructive feedback on opportunities to enhance our ESG practices and disclosure, which was subsequently communicated to the Governance Committee. Feedback on compensation matters was shared with the Compensation Committee.

CORPORATE GOVERNANCE DOCUMENTS

Shareholders and other interested parties may find the following information regarding our corporate governance, including the procedures for communicating with the Board, on our website at *www.edison.com/corpgov*:

- Articles of Incorporation and Bylaws
- Corporate Governance Guidelines
- Board Committee Composition and Charters
- Ethics and Compliance Code for Directors
- Employee Code of Conduct
- Supplier Code of Conduct
- Sustainability Report
- Incentive Compensation Clawback Policy
- Political Contribution Policy and Expenditures
- Procedures for Communicating with the Board

Similar information about SCE's corporate governance is available at *www.sce.com/corpgov*.

GOVERNANCE STRUCTURE AND PROCESSES

BOARD LEADERSHIP STRUCTURE

Mr. Sullivan has served as the independent Chair of the EIX Board since 2016. The EIX Board believes having separate Chair and CEO positions is the most appropriate leadership structure for EIX at this time, allowing Mr. Pizarro to focus on the day-to-day management of the business and on executing our strategic priorities, while allowing Mr. Sullivan to focus on leading the Board, facilitating the Board's independent oversight of management, and providing advice and counsel to Mr. Pizarro. As independent Chair, Mr. Sullivan's duties include:

- Chair the Board meetings and Annual Meetings;
- With the CEO, create the agenda for the Board meetings;
- With the Governance Committee, oversee the annual evaluations of the Board;
- Be the principal liaison in synthesizing and communicating to the CEO key issues from the executive sessions of the independent directors;
- With the Compensation Committee Chair, conduct the annual CEO performance review after review with the independent directors; and
- Attend Committee meetings as desired.

The SCE Bylaws provide that the CEO of SCE has the duties of the Chair unless a separate Chair of the SCE Board is appointed. Since 2016, Mr. Payne has served as SCE CEO and has had the duties of the Chair of the SCE Board. The SCE Board has determined that the current leadership structure is appropriate for SCE as a subsidiary of EIX.

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that the Board be comprised of at least a majority of independent directors and that the Audit, Compensation, and Governance Committees be comprised entirely of independent directors. The Company uses the NYSE listing standards to determine independence. Directors serving on the Audit and Compensation Committees must meet additional independence criteria prescribed by the NYSE listing standards and the charters of those Committees.

The Board has determined that the relationships described in Section B of Exhibit A-1 to our Corporate Governance Guidelines, which are on our website at *www.edison.com/corpgov*, are not material for purposes of determining directors' independence to serve on the Board. The Board does not consider such relationships in making independence determinations.

For relationships not prohibited by NYSE rules and not covered under the categories of immaterial relationships in our Guidelines, the determination of whether a relationship is material or not, and therefore whether a director is independent or not, is made in good faith by the directors. The director whose relationship is under consideration abstains from the vote regarding his or her independence.

The Board has determined that all directors other than Messrs. Pizarro and Payne are independent.

The Board reviews the independence of our directors at least annually, and periodically as needed. On a monthly basis, the Company also monitors director relationships and transactions that might disqualify them as independent. In February 2020, prior to recommending director nominees for election, the Board confirmed that the independent directors had no relationships or transactions that disqualified them as independent.

DIRECTOR NOMINATION PROCESS

The Governance Committee, comprised solely of independent directors under NYSE rules and our Corporate Governance Guidelines, recommends director candidates to the Board.

The Committee will consider candidates recommended by shareholders if they are submitted in writing to the Corporate Secretary and include all of the information required by Article II, Section 4 of our Bylaws plus a written description with any supporting materials of:

- Any direct or indirect business relationships or transactions within the last three years between EIX and its subsidiaries and senior management, on the one hand, and the candidate and his or her affiliates and immediate family members, on the other hand; and
- The qualifications, qualities, and skills of the candidate that the shareholder deems appropriate to submit to the Committee to assist in its consideration of the candidate.

In 2019, the Committee retained a director search firm to identify director candidates, coordinate the interview process and conduct reference and background checks. Ms. Smith, who is a first-time nominee for election by the shareholders at the Annual Meeting, was recommended by the Committee's director search firm.

The Committee uses the same process to evaluate a candidate regardless of the source of the recommendation. If, based on an evaluation of the candidate's qualifications, qualities and skills, the Committee determines to continue its consideration of a candidate, Committee members interview the candidate. The Committee conducts any further research on the candidate it deems appropriate. The Committee then determines whether to recommend that the candidate be nominated as a director. The Board considers the recommendation and determines whether to nominate the candidate for election.

BOARD QUALIFICATIONS AND DIVERSITY

For the Governance Committee to recommend a director nominee, the candidate must at a minimum possess the qualifications, qualities and skills in our Corporate Governance Guidelines, including:

- A reputation for integrity, honesty and adherence to high ethical standards;
- Experience in a generally recognized position of leadership; and
- The demonstrated business acumen, experience and ability to exercise sound judgment in matters that relate to the current and long-term objectives of the Company.

The Committee also considers other factors and information, including the Board's need for additional members, the candidate's potential for increasing the Board's range of experience, skills and diversity, the candidate's independence, and skills and experience relevant to our business strategy.

Our Corporate Governance Guidelines include the Board's policy that director nominees should reflect diversity of skills, backgrounds, gender and ethnicity. The Committee considers the diversity of candidates when recommending nominees for election and, prior to nominating Ms. Smith for election to the Board, instructed its director search firm to identify candidates reflecting ethnic and gender diversity. The Committee evaluates its effectiveness in achieving diversity on the Board through its annual review of Board composition, which identifies ethnicity, gender and industry experience prior to recommending nominees for election.

In nominating candidates for re-election to the Board, the Committee also considers the nature and time invested in a director's service on other boards, the director's Board, Board committee and annual meeting attendance, and the vote received at the prior annual meeting. The Corporate Governance Guidelines limit a director's service on other boards to three other public company boards; however, a director who is an executive officer of a public company is limited to two public company boards, including the Company's Board and his or her employer's board.

Our Corporate Governance Guidelines provide that directors should not be nominated for re-election to the Board after reaching age 72 unless there is good cause to extend a director's Board service after reaching age 72.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors receive information about the Company's business, strategy and management team to familiarize them with the Company before their first Board meeting. The Company also arranges a series of in-person orientation meetings between each new director and senior leaders of our organizational units to help new directors understand the operations of each organizational unit as it relates to their specific Board and committee duties.

We provide continuing education to directors at least annually on specific topics that relate to the Company's strategic priorities. These sessions are led by management and often include presentations by external experts and site visits to our facilities. Directors may also attend external education programs and are reimbursed by the Company for the cost of those programs.

BOARD AND COMMITTEE EVALUATION PROCESS

The Governance Committee oversees the annual evaluation of the Board and Board committees, and periodically reviews the effectiveness of the process. In 2018, the Committee used a third-party facilitator to conduct the Board's evaluation by interviewing each director and reporting on the results to the Board. In 2019, the Committee retained the same third-party facilitator to assist with the preparation and analysis of Board and Board committee surveys designed to build on the 2018 interviews. The surveys elicited feedback in the following areas:

- Board composition and effectiveness
- Allocation of responsibilities
- Materials and meetings
- Specific areas of oversight
- Director orientation
- Board/management relations
- Board and committee leadership effectiveness

The facilitator reported the results to the Board at the October meeting, noting directors provided thoughtful, constructive responses. The facilitator and the Board met in executive session to discuss areas of strength and opportunities for improvement.

PROXY ACCESS FOR DIRECTOR ELECTIONS

In 2015, the EIX Board adopted proxy access for director elections at annual meetings. The EIX Bylaws provide that the Company will include in its Proxy Statement up to two nominees (or nominees for up to 20% of the EIX Board, whichever is greater) submitted by a shareholder or group of up to 20 shareholders owning at least 3% of EIX common stock continuously for at least three years, if the shareholder group and nominee satisfy the requirements in Article II, Section 13 of the EIX Bylaws, which are available at *www.edison.com/corpgov*. The EIX Board made this decision after careful consideration of feedback received from our engagement with shareholders regarding proxy access.

CEO SUCCESSION PLANNING

The Board believes CEO succession planning is one of its most important responsibilities. Our Corporate Governance Guidelines provide that the Board will annually review and evaluate succession planning and management development for the Company's senior officers, including the CEO.

At least annually, the Board meets in executive session with the EIX CEO to discuss talent and succession planning. The discussion includes CEO succession in the ordinary course, CEO succession if an emergency occurs, and succession for other key senior management positions. The frequency of the Board's CEO succession planning discussions depends in part on the period of time until the CEO's expected retirement.

In the succession planning process, internal CEO succession candidates are identified and evaluated based on criteria considered predictive of success at the CEO level, given the Company's business strategy. The Board uses a common talent assessment format for each individual. The assessment includes a development plan for each individual that is then reviewed by the Compensation Committee. The Board also considers external CEO succession candidates from time to time and may retain an executive search firm to help identify and assess potential candidates.

Our Corporate Governance Guidelines provide that the Board will have opportunities to become acquainted with the senior officers of the Company and others who may have the potential to handle significant management positions. This occurs through presentations to the Board and Board committees, director education sessions, other business interactions, and social events intended for this purpose.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Within five years from their initial election to the Board, directors must own an aggregate number of shares of EIX Common Stock or derivative securities convertible into EIX Common Stock, excluding stock options, having a value equivalent to five times the annual Board retainer. All deferred stock units held by a director count toward this ownership requirement. All directors comply with this stock ownership requirement.

DIRECTOR MEETING ATTENDANCE

The Board met 10 times in 2019 and held six executive sessions of the independent directors. The average director attendance for all Board and Board committee meetings was 96% and each director attended at least 89% of all meetings he or she was eligible to attend.

Director nominees are expected to attend Annual Meetings. All EIX and SCE director nominees attended the 2019 Annual Meeting except Mr. Taylor, who was on jury duty.

POLICY ON SHAREHOLDER RIGHTS PLANS

The EIX Board has a policy to seek prior shareholder approval of the adoption of any shareholder rights plan unless, due to time constraints or other reasons consistent with the EIX Board's fiduciary duties, a committee consisting solely of independent directors determines that it would be in the best interests of EIX shareholders to adopt the plan prior to shareholder approval. Any rights plan adopted by the EIX Board without prior shareholder approval will automatically terminate one year after adoption of the plan unless the plan is approved by EIX shareholders prior to such termination.

APPLICABILITY OF STOCK EXCHANGE RULES TO SCE

EIX is subject to NYSE rules and SCE is subject to NYSE MKT LLC rules, which exempt SCE from designated corporate governance rules for Board and Board committee composition, including director independence, the director nominations process, and the process to determine executive compensation.

SCE is exempt from these rules because (i) it is a "controlled company" with over 50% of the voting power held by its parent company, EIX, and (ii) it has listed only preferred stock on the exchange. However, SCE closely follows the EIX corporate governance practices required under the NYSE rules.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Governance Committee reviews at least annually, and periodically as needed, any transaction in the prior calendar year or any proposed transaction between the EIX companies and a related person in which the amount involved exceeds $120,000 and the related person has a material interest. A related person is a director, a director nominee, an executive officer, or a greater than 5% beneficial owner of any class of voting securities of EIX or SCE, and their immediate family members. This policy is stated in writing in the Committee's charter.

The Committee's regular procedure is to obtain from management annually, and periodically as needed, a list of the transactions with related persons described above, and to review these transactions at a meeting held before recommending director nominations to the Board. The list is based on information from questionnaires completed by our directors, director nominees, and executive officers, together with information obtained from our accounts payable and receivable records, and is reviewed by legal counsel. The Committee's procedure is evidenced in the minutes and records for the Committee meeting at which the review occurred.

There are no transactions between the Company and a related person required to be reported under applicable SEC rules.

BOARD COMMITTEES

The current membership and key responsibilities of the Board's four standing committees are described below. The duties and powers of the Committees are further described in their charters. The Board occasionally creates special Board committees to focus on certain topics.

Director	Audit and Finance Committee	Compensation Committee	Governance Committee	Safety and Operations Committee
Jeanne Beliveau-Dunn	Member			Member
Michael Camuñez	Member		Member	
Vanessa C.L. Chang		Chair	Member	
James T. Morris	Member, F	Member		
Timothy T. O'Toole		Member		Chair
Carey A. Smith		Member		Member
Linda G. Stuntz			Chair	Member
William P. Sullivan		Member	Member	
Peter J. Taylor	Chair, F			Member
Keith Trent	Member, F			Member
# Meetings in 2019	**7**	**4**	**10**	**5**


Member
Chair
F Financial Expert

AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee is composed of five independent directors. The Committee's key responsibilities include the following:

- Appoint, determine compensation for and oversee the Company's independent registered public accounting firm (the "Independent Auditor"), taking into consideration:
  - the qualifications, performance and independence of the Independent Auditor;
  - the scope and plans for the annual audit; and
  - the scope and extent of all audit and non-audit services to be performed by the Independent Auditor.
- Review the Company's financial statements and financial reporting processes, including internal controls over financial reporting.
- Oversee the Company's internal audit function, including the General Auditor's performance, the internal audit plan, budget, resources and staffing.
- Oversee the Company's ethics and compliance program, including the Chief Ethics and Compliance Officer's performance, helpline calls and investigations, and the employee code of conduct.
- Discuss the Company's policies and guidelines with respect to risk assessment and management, major financial risk exposures, and the steps taken to monitor and control these risks.
- Establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.
- Review the Company's political contribution policies and expenditures and approve individual contributions that exceed $1 million.
- Review and monitor capital spending and investments in subsidiaries compared to the annual budget approved by the Board, and reviews post-completion reports from management on major capital projects.
- Annually review the financing plans, capital spending and trust investments of the Company.
- Authorize financing, redemption and repurchase transactions related to EIX and SCE debt securities and SCE preferred and preference stock.

The Audit and Finance Committee's role in risk oversight is described below under *"Key Areas of Oversight – Risk Oversight."*

COMPENSATION COMMITTEE

The Compensation Committee is composed of five independent directors. The Committee's key responsibilities include the following:

- Review the performance and set the compensation of designated elected officers, including the executive officers.
- Review director compensation for consideration and action by the Board.
- Approve the design of executive compensation programs, plans and arrangements.
- Approve stock ownership guidelines for officers and recommends director stock ownership guidelines to the Board.
- Review and assess whether any risks arising from compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

GOVERNANCE COMMITTEE

The Governance Committee is composed of four independent directors. The Committee's key responsibilities include the following:

- Identify and recommend director candidates.
- Periodically review Board size and composition.
- Make recommendations to the Board regarding Board committee and committee chair assignments and the EIX independent Board Chair appointment.
- Review related party transactions.
- Periodically review and recommend updates to the Corporate Governance Guidelines and Board committee charters.
- Review ESG trends and ensure oversight of relevant ESG issues by the Board and Board committees.
- Advise the Board with respect to corporate governance matters.
- Oversee the annual evaluation of the Board and Board committees.
- Review the orientation program for new directors and continuing education activities for all directors.

SAFETY AND OPERATIONS COMMITTEE

The Safety and Operations Committee is composed of six independent directors with relevant safety experience. The Committee's key responsibilities include the following:

- Review and monitor the Company's safety programs, policies and practices relating to:
  - The Company's safety performance, culture, goals and risks;
  - Significant safety-related incidents involving employees, contractors or members of the public; and
  - The measures and resources to prevent, mitigate or respond to safety-related incidents.
- Monitor the Company's safety and operational and service excellence performance metrics.
- Review and monitor the Company's operations, significant developments, resources, risks and risk mitigation plans relating to:
  - Reliability, affordability and customer service;
  - Wildfires;
  - Cyber and physical security;
  - Business resiliency and emergency response;
  - Information technology; and
  - Decommissioning of the San Onofre Nuclear Generating Station.

KEY AREAS OF BOARD AND COMMITTEE OVERSIGHT

SAFETY OVERSIGHT

The Board believes the safety of employees, contractors, customers and the public is essential to the Company's values and success. As part of its oversight function, the Board engages directly with management on safety topics, including wildfire mitigation. The Board also has a Safety and Operations Committee which maintains joint responsibility with the Board for safety oversight at the Company. As discussed above, the Safety and Operations Committee is responsible for oversight of the Company's safety performance, culture, goals, risks and significant safety-related incidents involving employees, contractors or members of the public.

The Safety and Operations Committee receives regular safety reports from management that include performance metrics, reporting on serious incidents, and actions to improve employee, contractor, customer and public safety. The Chair of the Committee then reports to the Board at its next meeting. In 2019, specific focus was been given to oversight of the development and implementation of SCE's Grid Safety and Resiliency Program and its Wildfire Mitigation Plans. Other significant focus areas in the past two years have included worker and public safety, SCE's safety culture, safe decommissioning of the San Onofre Nuclear Generating Station, the safety and security of SCE's grid assets including cybersecurity, safety metrics and benchmarking, and response plans for earthquakes and natural disasters.

In addition, as discussed in the *Compensation Discussion and Analysis* below, the Compensation Committee has made safety a foundational goal that can negatively impact annual incentive compensation of our executives.

STRATEGY OVERSIGHT

The Board is regularly engaged in providing management with strategic direction, including but not limited to opportunities in clean energy, efficient electrification, strengthening and modernizing the electric grid, and customer choice. The Board's oversight and review of Company strategy occurs through annual in-depth strategy meetings, annual education sessions on strategic topics with external experts, regular updates at Board meetings, and discussion of emerging issues affecting strategy. Directors with particular expertise in a strategic area also advise management on strategy outside of Board meetings. In 2019, the Board education sessions on strategic topics focused on operational practices related to wildfire mitigation and transportation electrification.

RISK OVERSIGHT

Our Corporate Governance Guidelines provide that one of the Board's primary functions is to review the Company's enterprise risk management process and monitor strategic and emerging risks. The Board monitors key risks through reports and discussions regarding key risk areas at Board meetings. The Board also focuses on specific strategic and emerging risks in periodic strategy reviews. The Board annually reviews corporate goals and approves capital budgets. Board committees have responsibility for risk oversight in specific areas as follows:

AUDIT AND FINANCE COMMITTEE

- Oversee the Company's policies and guidelines with respect to risk assessment and management, major financial and other key risk exposures, and the steps taken to monitor and control these risks.
- Receive regular reports on litigation, internal audits and compliance, as well as "deep dive" reports on specific risk topics.
- Annually review and approve the internal audit plan.
- Receive semi-annual reports of the Company's political contributions.
- Oversee risks in the Company's capital investments, allocation and spending.
- Regularly monitor the level of capital spending relative to approved capital budgets and approve significant capital spending variances and projects not included in approved capital budgets.

GOVERNANCE COMMITTEE

- Identify director candidates with skills and experience valuable in oversight of the Company's key enterprise risks.
- Advise the Board regarding Board size and composition, Board committee composition and responsibilities, selection of the independent Chair of the EIX Board, the Board and Committee self-evaluation process, and other corporate governance practices that help position the Board to effectively carry out its risk oversight responsibility.
- Review and monitor ESG trends and ensure oversight of relevant ESG issues by the Board and Board committees.

COMPENSATION COMMITTEE

- Assess and monitor risks in the Company's compensation program.
- The Committee's risk assessment process and factors considered in assessing risk are discussed under "*How We Make Compensation Decisions - Risk Considerations*" in the *Compensation Discussion and Analysis* below.

SAFETY AND OPERATIONS COMMITTEE

- Review and monitor the Company's safety programs, policies and practices relating to the Company's safety culture, goals, risks and significant incidents.
- Monitor the Company's safety and operational and service excellence performance metrics.
- Review and monitor the Company's operations, significant developments, resources, risks and risk mitigation plans, including mitigation related to internal audits.
- Receive "deep dive" reports on wildfire mitigation and other key topics related to its responsibilities.

The Board believes its leadership structure supports the Board's risk oversight function. Independent directors chair the Board committees responsible for risk oversight, and the independent Chair of the EIX Board and Committee chairs facilitate communication between management and directors.

CYBERSECURITY OVERSIGHT

The Company has identified cybersecurity as a key enterprise risk. Cybersecurity risks are included in the key risk reports to the Audit and Finance Committee discussed above. In addition, the Board has assigned primary responsibility for cybersecurity oversight to the Safety and Operations Committee, which receives regular cybersecurity updates from SCE's Chief Information Officer that focus on cybersecurity threats, defenses, and data analytics that impact the Company's most critical assets. The Board also receives an annual report on cybersecurity from SCE's Chief Information Officer and an independent cybersecurity consultant that includes an assessment of the Company's program and organization.

The Company has established a cybersecurity oversight group comprised of a multidisciplinary senior management team to provide governance and strategic direction for the identification, protection and detection of cybersecurity risks to the Company. Director Trent serves as the Board liaison to the oversight group and regularly attends meetings. Other Board members are invited to attend meetings and typically attend at least one meeting annually.

ESG OVERSIGHT

The Company's ESG practices impact all of our stakeholders – shareholders, customers, employees, suppliers, and the communities we operate in and serve. With SCE being a regulated, investor-owned utility, the interests of our customers, employees, suppliers and communities are critical to the Company's success and ability to provide sustainable, long-term value to shareholders. In 2019, the Company signed the Business Roundtable's Statement on the Purpose of a Corporation which reflects our commitment to our stakeholders and the ESG issues that impact them.

The Board oversees safety, climate change and other ESG risks and opportunities as an integral part of its oversight of the Company's strategy. ESG issues are core to our strategy and, therefore, incorporated into topics reviewed at each Board meeting and the Board's annual in-depth strategy meeting. The Board regularly monitors risks arising from climate-related events that impact our business, such as wildfires, and provides direction and guidance to management on the mitigation of these risks. The Board oversees the impact of environmental legislation and regulation on the Company's clean energy strategy and monitors progress on key objectives related to renewable energy, distributed generation, transportation electrification, energy efficiency, and climate change, among other areas. In addition, the Board approves capital budgets that reflect allocation decisions for grid modernization, transportation electrification, energy storage and customer-facing programs. The Board also reviews corporate goals related to safety, reliability, grid modernization, capital spending, and diversity to ensure that they advance the Company's strategy.

The Board also oversees the Company's diversity and inclusion initiatives, executive diversity, succession and talent planning, and corporate culture. In 2019, the Board reviewed diversity metrics, cultural initiatives and talent development opportunities. Discussions at the Board level involved a holistic view of the employee experience as well as discussion of both current strengths and opportunities.

Many of our directors participate in leadership and employee resource group ("ERG") programs to support the Company's diversity and inclusion initiatives. The Company also supports the Board's participation in facility tours to better understand our operations and wildfire mitigation activities and engage directly with employees. Directors participated in the following programs and tours in 2019:

Leadership Programs

- Leadership Council (senior management)
- Edge Program (high-potential leaders)
- Women's Leadership Dinner (executives and other leaders)

ERG Programs

- Edison Roundtable (women in the workplace focus)
- Joint LEAD and Lighthouse Meeting (Latino and LGBTQ focus)
- Networkers Meeting (African American focus)

Facility Tours

- Alternate Grid Control Center (system management)
- Big Creek Hydroelectric Project (generation, vegetation and forest management)
- Distribution Operations Center (system reliability)
- Emergency Operations Center (wildfire mitigation)
- Reliability Operations Center (predictive analytics)

The Governance Committee is responsible for reviewing significant ESG trends that may impact the Company and ensuring that the Board and its committees have the appropriate oversight of relevant ESG issues. Board committees comprised entirely of independent directors have responsibility for risk and operational oversight of the specific ESG-related issues outlined below.

AUDIT AND FINANCE COMMITTEE

- Key risks related to wildfires and climate change
- Key risks related to reliability, safety and public policy
- Political and charitable contributions
- Employee helpline data and ethics survey results on Company culture
- Capital spending

GOVERNANCE COMMITTEE

- Board composition and diversity
- Significant ESG trends and Board and committee oversight of relevant ESG issues
- Shareholder outreach efforts on ESG issues

COMPENSATION COMMITTEE

- Incentive compensation plans and goals
- Executive talent development

SAFETY AND OPERATIONS COMMITTEE

- Safety culture, goals and risks
- Employee, contractor and public safety
- Electric system reliability
- Cyber and physical security
- Wildfires

DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid for 2019 to our non-employee directors. The compensation paid to any director who is also an employee of EIX or SCE is presented in the EIX and SCE Summary Compensation Tables and the related explanatory tables.

DIRECTOR COMPENSATION TABLE – FISCAL YEAR 2019

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Jeanne M. Beliveau-Dunn	122,500	152,540	—	—	—	—	275,040
Michael C. Camuñez	122,500	152,528	—	—	—	10,000	285,028
Vanessa C.L. Chang	142,500	152,528	—	—	20,698	10,000	325,726
James T. Morris	122,500	152,528	—	—	4,566	2,500	282,094
Timothy T. O'Toole	133,750	152,528	—	—	2,909	10,000	299,187
Carey A. Smith	30,625	38,189	—	—	49	—	68,863
Linda G. Stuntz	137,500	152,528	—	—	2,451	10,000	302,479
William P. Sullivan	197,500	227,553	—	—	—	10,000	435,053
Ellen O. Tauscher[6]	68,750	152,528	—	—	15	—	221,293
Peter J. Taylor	142,500	152,528	—	—	—	10,000	305,028
Keith Trent	122,500	152,528	—	—	238	6,500	281,766
Brett White[6]	61,250	—	—	—	7,919	—	69,169

(1) The amounts reported for stock awards reflect the aggregate grant date fair value of those awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to calculate the amounts reported, see Note 9 (Compensation and Benefit Plans) to the Consolidated Financial Statements included as part of the Company's 2019 Annual Report.

(2) Each non-employee director, other than Messrs. Sullivan and White and Mses. Beliveau-Dunn and Smith, was granted a total of 2,399 shares of EIX Common Stock or fully-vested deferred stock units on April 25, 2019, and each share or unit had a value of $63.58 on the grant date. Mr. White was not eligible for a grant because of his resignation from the Board. Mr. Sullivan was granted 2,399 fully-vested deferred stock units in connection with his re-election to the Board and 1,180 fully-vested deferred stock units in connection with his re-appointment as Chair of the EIX Board, for a total grant of 3,579 units on April 25, 2019. Each deferred stock unit granted to Mr. Sullivan had a value of $63.58 on the grant date. Ms. Beliveau-Dunn was granted 2,547 fully-vested deferred stock units on February 28, 2019 in connection with her initial election to the Board, and each unit had a value of $59.89 on the grant date. Ms. Smith was granted 529 fully-vested deferred stock units on October 24, 2019 in connection with her initial election to the Board, and each unit had a value of $72.19 on the grant date. None of the non-employee directors had unvested stock units as of December 31, 2019.

(3) We have not granted stock options to our non-employee directors since 2009. None of the non-employee directors had EIX stock options outstanding as of December 31, 2019.

(4) Amounts reported consist of interest on deferred compensation account balances considered under SEC rules to be at above-market rates.

(5) EIX has a matching gift program that provides dollar-for-dollar matching gifts of at least $25 up to a prescribed maximum amount per calendar year for the Company's employees and EIX and SCE directors. Most tax-exempt public charities under section 501(c)(3) of the Internal Revenue Code and U.S. governmental subdivisions as provided by section 170(c)(1) of the Internal Revenue Code are eligible for matching gifts; exceptions include political organizations, organizations that discriminate, and religious and fraternal organizations that serve only their membership. The amounts in this column reflect matching gifts made by EIX pursuant to this program for 2019 gifts by directors. EIX matches each director's aggregate contributions up to $10,000 per calendar year to eligible organizations. Under the Director Matching Gift Program, matching amounts for non-cash gifts are determined based on the value of the gift on the date given by the director. For purposes of determining the date on which a gift of publicly-traded stock is given, the date is based on the date stock ownership transfers to the organization.

(6) Ms. Tauscher passed away on April 29, 2019. Mr. White retired from the Board on April 25, 2019.

ANNUAL RETAINER

Compensation for non-employee directors during 2019 included an annual retainer and an annual equity award. Directors were offered the opportunity to receive all of their compensation on a deferred basis under the EIX Director Deferred Compensation Plan. The following table sets forth the cash compensation paid to directors in 2019:

Type of Fee	
Board Retainer Per Quarter	$30,625
Additional Board Retainer Per Quarter to:	
► Audit and Finance Committee Chair	$ 5,000
► Compensation Committee Chair	$ 5,000
► Other Committee Chairs	$ 3,750
► Chair of the EIX Board	$18,750

All directors are also reimbursed for out-of-pocket expenses for serving as directors and are eligible to participate in the Director Matching Gift Program described in footnote (5) to the Director Compensation Table above. Directors are not paid meeting fees.

ANNUAL EQUITY AWARDS

Upon re-election to the Board on April 25, 2019, non-employee directors were granted an annual equity award of EIX Common Stock or deferred stock units with an aggregate grant date value of $152,500.

Upon his re-appointment as Chair of the EIX Board on April 25, 2019, Mr. Sullivan was granted a supplemental annual equity award of EIX Common Stock or deferred stock units with an aggregate grant date value of $75,000.

If the grant date of an award for an initial election to the Board or initial appointment as Chair of the EIX Board occurs after the date of EIX's Annual Meeting for that year, then the grant date value of the award is prorated by multiplying it by the following percentage: 75% if the grant date is in the second quarter of the year; 50% if the grant date is in the third quarter of the year; 25% if the grant date is in the fourth quarter of the year. Ms. Smith received a prorated initial election award on October 24, 2019 with a grant date value equal to 25% of $152,500. If the grant date of an award for an initial election to the Board occurs before the date of EIX's Annual Meeting, then the director receives an annual equity award upon election in the amount of $152,500, but is not eligible to receive an additional annual equity award upon reelection at the Annual Meeting. Accordingly, Ms. Beliveau-Dunn received an initial election award on February 28, 2019 with a grant date value of $152,500 and did not receive an additional equity award for her re-election at the 2019 Annual Meeting.

The number of shares or units granted is determined by dividing the grant date value of the equity award by the closing price of EIX Common Stock on the grant date and rounding up to the next whole share. Each award is fully vested when granted.

The annual equity award for an initial election to the Board is made in the form of deferred stock units. For re-election awards and the additional equity award for appointment or re-appointment as Chair of the EIX Board, directors have the opportunity to elect in advance to receive such awards entirely in EIX Common Stock, entirely in deferred stock units, or in any combination of the two. A deferred stock unit is a contractual right to receive one share of EIX Common Stock. Deferred stock units are credited to the director's account under the EIX Director Deferred Compensation Plan described below. Deferred stock units cannot be voted or sold. They accrue dividend equivalents on the ex-dividend date, if and when dividends are declared on EIX Common Stock. The accrued dividend equivalents are converted to additional deferred stock units.

Each director's equity award in 2019 was granted under the EIX 2007 Performance Incentive Plan. Directors serving on both Company Boards receive only one award per year for election to the Boards.

EIX DIRECTOR DEFERRED COMPENSATION PLAN

Non-employee directors are eligible to defer up to 100% of their retainers and meeting fees (if any). Any portion of a director's annual equity award that he or she elects to receive as deferred stock units is automatically deferred. Amounts deferred (other than deferred stock units) accrue interest until paid to the director at a rate equal to the average monthly Moody's Corporate Bond Yield for Baa Public Utility Bonds over a 60-month period ending September 1 of the prior year.

Any amounts deferred (including deferred stock units) may be deferred until a specified date no later than the date the director turns age 75, or may become payable in connection with the director's retirement, death, disability or other separation from service. Directors have sub-accounts for each annual deferral for which the following forms of payment may be elected:

- Single lump-sum;
- Two to fifteen annual installments; or
- Monthly installments for 60, 120, or 180 months.

Payments triggered by retirement, death, disability or other separation from service may begin upon the applicable triggering event or a specified number of months and/or years following the applicable triggering event. However, payments may not begin later than the director's 75th birthday unless the director is still on the Board. Payments are subject to certain administrative earliest payment date rules, and may be delayed or accelerated if permitted or required under Section 409A of the Internal Revenue Code. All amounts payable are treated as obligations of EIX.

DETERMINATION OF DIRECTOR COMPENSATION

The Board makes all decisions regarding director compensation. These decisions are normally made after receiving recommendations from the Compensation Committee. The Compensation Committee makes its recommendations after receiving input from its independent compensation consultant and management. The Compensation Committee retained Pay Governance LLC ("Pay Governance") to evaluate and make recommendations regarding director compensation for 2019. Pay Governance's assistance included helping the Compensation Committee identify industry trends and norms for director compensation, reviewing and identifying peer group companies, and evaluating director compensation data for these companies. Management's input focuses on legal, compliance, and administrative issues.

In August 2019, Pay Governance identified (i) the Company's equity-based portion of non-employee director compensation and (ii) the retainer for the Chair of the Audit and Finance Committee as below marketplace standards. However, in light of the impact of wildfires on communities within SCE's service territory, the Compensation Committee recommended to the Board that director compensation not be increased, and the Board agreed.

OUR STOCK OWNERSHIP

DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

The following table shows the number of shares of EIX Common Stock beneficially owned as of March 2, 2020 by each of our directors, director nominees, officers and former officers named in the EIX and SCE Summary Compensation Tables ("NEOs"), and our current directors and executive officers as a group. None of the persons in the table beneficially owns any other equity securities of the Company or its subsidiaries. The table includes shares that the individual has a right to acquire through May 15, 2020.

Name of Beneficial Owner	Category	Deferred Stock Units[(1)]	Stock Options	Common Stock Shares[(2)]	Total Shares Beneficially Owned[(3)]	Percent of Class[(4)]
Jeanne Beliveau-Dunn	Director/Nominee	2,639	—	—	2,639	*
Michael C. Camuñez	Director/Nominee	6,114	—	—	6,114	*
Vanessa C.L. Chang	Director/Nominee	7,325	—	5,295	12,620	*
James T. Morris	Director/Nominee	1,387	—	1,681	3,068	*
Timothy T. O'Toole	Director/Nominee	5,689	—	5,000	10,689	*
Kevin M. Payne	SCE Director/Nominee EIX/SCE NEO	—	180,586	11,848	192,434	*
Pedro J. Pizarro	Director/Nominee EIX NEO	—	844,929	62,351	907,280	*
Carey A. Smith	Director/Nominee	534	—	—	534	*
Linda G. Stuntz	Director/Nominee	—	—	5,677	5,677	*
William P. Sullivan	Director/Nominee	6,984	—	6,672	13,656	*
Peter J. Taylor	Director/Nominee	—	—	13,047	13,047	*
Keith Trent	Director/Nominee	575	—	2,399	2,974	*
Maria Rigatti	EIX NEO	—	200,726	20,229	220,955	*
Adam S. Umanoff	EIX NEO	—	251,246	11,931	263,177	*
J. Andrew Murphy	EIX NEO	—	103,332	3,013	106,345	*
William M. Petmecky, III	SCE NEO	—	55,314	3,460	58,774	*
Philip R. Herrington	SCE NEO	—	41,651	1,485	43,136	*
Russell C. Swartz	SCE NEO	—	123,558	27,321	150,879	*
Steven D. Powell	SCE NEO	—	41,465	2,803	44,268	*
Ronald O. Nichols[(5)]	SCE NEO	—	61,008	6,190	67,198	*
Caroline Choi	SCE NEO	—	99,756	5,125	104,881	*
EIX Directors and Executive Officers as a Group (18 individuals)		31,247	1,790,390	160,106	1,981,743	*
SCE Directors and Executive Officers as a Group (20 individuals)		31,247	1,412,130	157,549	1,600,926	*

(1) In accordance with SEC rules, the reported number consists only of deferred stock units that could be settled in shares of EIX Common Stock within 60 days at the director's discretion under the payment elections previously made by the director under the EIX Director Deferred Compensation Plan (for example, a director who elected settlement of deferred stock units upon retirement could retire). However, all deferred stock units held by a director count toward the stock ownership requirement for directors.

In addition to the deferred stock units reported in this table, Messrs. Morris and Taylor hold 5,547 and 8,903 fully-vested deferred stock units, and Mses. Chang and Stuntz hold 29,300 and 8,870 fully-vested deferred stock units, respectively. These additional deferred stock units will also be settled in shares of EIX Common Stock, but in accordance with SEC rules are not included in the table because they cannot be settled in shares of EIX Common Stock within 60 days at the director's discretion.

(2) Except as follows, each individual has sole voting and investment power. Shared voting and sole investment power: Mr. Payne 3,534; Ms. Rigatti 5,553; Mr. Umanoff 3,168; Mr. Nichols 3,178; all EIX directors and executive officers as a group 12,235; and all SCE directors and executive officers as a group 3,626. Shared voting and shared investment power: Ms. Chang 113; Mr. Nichols 295; all EIX directors and executive officers as a group 200; and all SCE directors and executive officers as a group 113.

(3) Includes shares listed in the three columns to the left.

(4) Each individual beneficially owns less than 1% of the shares of EIX Common Stock.

(5) Mr. Nichols' shares are reported as of June 6, 2019, the date of his death.

OTHER SHAREHOLDERS

The following are the only shareholders known to beneficially own more than 5% of any class of EIX or SCE voting securities as of December 31, 2019:

Title of Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
EIX Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	29,907,017[1]	8.3%
EIX Common Stock	BlackRock Inc. 55 East 52nd Street New York, NY 10055	29,562,305[2]	8.2%
EIX Common Stock	State Street Corporation One Lincoln Street Boston, MA 02111	27,126,233[3]	7.6%
EIX Common Stock	T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	24,980,713[4]	6.9%
EIX Common Stock	Capital International Investors 11100 Santa Monica Blvd. Los Angeles, CA 90025	22,525,268[5]	6.3%
SCE Common Stock	Edison International 2244 Walnut Grove Avenue Rosemead, CA 91770	434,888,104[6]	100%

(1) This information is based on a Schedule 13G filed with the SEC on February 12, 2020. The Vanguard Group reports it has sole voting power over 626,733 shares, shared voting power over 173,530 shares, sole investment power over 29,235,937 shares, and shared investment power over 671,080 shares.

(2) This information is based on a Schedule 13G filed with the SEC on February 5, 2020. BlackRock Inc. reports it has sole voting power over 25,976,614 shares and sole investment power over all shares.

(3) This information is based on a Schedule 13G filed with the SEC on February 14, 2020. Acting in various fiduciary capacities, State Street reports it has shared voting power over 24,230,455 shares and shared investment power over 27,110,949 shares. This includes approximately 6,800,121 shares, or 1.9% of the class, held by State Street as the 401(k) Plan Trustee. 401(k) Plan shares are voted in accordance with instructions given by participants, whether vested or not. 401(k) Plan shares for which instructions are not received will be voted by the 401(k) Plan trustee in the same proportion to the 401(k) Plan shares voted by other 401(k) Plan Shareholders, unless contrary to ERISA.

(4) This information is based on a Schedule 13G filed with the SEC on February 14, 2020. T. Rowe Price Associates reports it has sole voting power over 11,303,190 shares and sole investment power over 24,941,955 shares.

(5) This information is based on a Schedule 13G filed with the SEC on February 14, 2020. Capital International Investors reports it has sole voting power over 22,215,334 shares and sole investment power over all shares.

(6) EIX became the holder of all issued and outstanding shares of SCE Common Stock on July 1, 1988, when it became the holding company of SCE. EIX continues to have sole voting and investment power over these shares.

ITEM 2: RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

- The Audit and Finance Committee considers several factors when determining the annual selection of the Independent Auditor.
- The Audit and Finance Committee and the Board believe it is in the best interests of the Company and its investors to reappoint PricewaterhouseCoopers LLP ("PwC") as the Company's Independent Auditor for calendar year 2020.
- Item 2 requests that shareholders ratify the Audit and Finance Committee's selection of PwC as the Company's Independent Auditor.

✓ **THE BOARD RECOMMENDS YOU VOTE "FOR" ITEM 2.**

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention and oversight of the Independent Auditor retained to audit the Company's financial statements. The Committee has selected PwC as the Company's Independent Auditor for calendar year 2020. The Company is asking shareholders to ratify this appointment.

PwC is an international accounting firm which provides leadership in public utility accounting matters. Representatives of PwC are expected to attend the Annual Meeting to respond to appropriate questions and to make a statement if they wish.

PwC has been retained as the Company's Independent Auditor continuously since 2002. The Committee has adopted restrictions on hiring certain persons formerly associated with PwC into an accounting or financial reporting oversight role to help ensure PwC's continuing independence.

At least annually, the Committee meets in executive session without PwC present to evaluate the quality of PwC's audit services and their performance, including PwC's industry knowledge from an accounting and tax perspective, PwC's continued independence and professional skepticism, the Committee's discussions with management about PwC's performance, and information available from Public Company Accounting Oversight Board ("PCAOB") inspection reports.

The Committee annually considers whether the Independent Auditor firm should be reappointed for another year. The lead engagement partner is required to rotate off the Company's audit every five years. The Committee is involved in the selection of the lead engagement partner. In connection with the mandated rotation of PwC's lead engagement partner effective beginning with PwC's audit of the Company's 2021 financial statements, the Company interviewed candidates who met professional, industry and personal criteria, and selected finalists. The Committee Chair participated in interviews with the finalists and selected the lead engagement partner, in consultation with the Committee.

The Committee considered several factors when determining whether to reappoint PwC as the Company's Independent Auditor, including:

- The length of time PwC has been engaged;
- PwC's knowledge of the Company and its personnel, processes, accounting systems and risk profile;
- The quality of the Committee's ongoing discussions with PwC, their independence and professional skepticism;
- An assessment of the professional qualifications, utility industry experience and past performance of PwC, its lead engagement partner, and other members of the core engagement team;
- PwC's use of technology and data analytics in its audits; and
- Other accounting firms with comparable professional qualifications and utility industry expertise.

The Committee and the Board believe that the continued retention of PwC to serve as the Company's Independent Auditor is in the best interests of the Company and its investors.

The Company is not required to submit this appointment to a shareholder vote. Ratification would be advisory only. However, if the shareholders of either EIX or SCE do not ratify the appointment, the Committee will investigate the reasons for rejection by the shareholders and will reconsider the appointment.

INDEPENDENT AUDITOR FEES

The following table sets forth the aggregate fees billed by PwC to EIX (consolidated total including EIX and its subsidiaries) and SCE, respectively, for the fiscal years ended December 31, 2019 and December 31, 2018:

	EIX and Subsidiaries ($000)		SCE ($000)	
Type of Fee	**2019**	**2018**	**2019**	**2018**
Audit Fees[1]	$6,329	$6,128	$5,329	$5,413
Audit-Related Fees[2]	785	571	785	564
Tax Fees[3]	411	606	366	417
All Other Fees[4]	238	158	238	158
TOTAL	**$7,763**	**$7,463**	**$6,718**	**$6,552**

(1) These represent fees for professional services provided in connection with the audit of the Company's annual financial statements and internal controls over financial reporting, and reviews of the Company's quarterly financial statements.

(2) These represent fees for assurance and related services related to the performance of the audit or review of the financial statements and not reported under "Audit Fees" above.

(3) These represent fees for tax-related compliance and other tax-related services to support compliance with federal and state tax reporting and payment requirements, including tax return review and review of tax laws, regulations or cases.

(4) These represent fees for miscellaneous services.

The Audit and Finance Committee annually approves all proposed audit fees in executive session without PwC present, considering several factors, including a breakdown of the services to be provided, proposed staffing and hourly rates, and changes in the Company and industry from the prior year. The audit fees are the culmination of a process which included a comparison of the prior year's proposed fees to actual fees incurred and fee proposals for known and anticipated 2019 services in the audit, audit-related, tax and other categories. The Committee's deliberations consider balancing the design of an audit scope that will achieve a high-quality audit with driving efficiencies from both the Company and PwC while compensating PwC fairly.

The Committee is required to pre-approve all audit and permitted non-audit services performed by PwC to ensure these services will not impair the firm's independence.

The Committee has delegated to the Committee Chair the authority to pre-approve services between Committee meetings, provided that any pre-approval decisions are presented to the Committee at its next meeting. PwC must assure that all audit and non-audit services provided to the Company have been approved by the Committee.

During the fiscal year ended December 31, 2019, all services performed by PwC were pre-approved by the Committee, irrespective of whether the services required pre-approval under the Exchange Act.

AUDIT COMMITTEE REPORT

The Audit and Finance Committee is composed of the five independent directors listed below and operates under a charter adopted by the Board, which is posted on our website at *www.edison.com/corpgov*.

The Board has determined that each Committee member is independent and financially literate, and that at least one member has accounting or other related financial management expertise, as such qualifications are defined by NYSE rules, our Corporate Governance Guidelines, and/or the Committee charter. The Board has also determined that directors Morris, Taylor and Trent each qualify as an "audit committee financial expert" as defined by SEC rules.

Management is responsible for the Company's internal controls and the financial reporting process, including the integrity and objectivity of the financial statements. The Independent Auditor performs an independent audit of the Company's financial statements under the standards of the PCAOB and issues a report on the financial statements. The Audit and Finance Committee monitors and oversees these processes. The Committee members are not accountants or auditors by profession and therefore have relied on certain representations from management and the Independent Auditor in carrying out their responsibilities.

In discharging our oversight responsibilities in connection with the December 31, 2019 financial statements, the Committee:

- Reviewed and discussed the audited financial statements with the Company's management and the Independent Auditor;
- Discussed various matters with the Independent Auditor, including matters required by the PCAOB's standard "Communications with Audit Committees;" and
- Received the written disclosures and Independent Auditor letter confirming its independence from the Company, and discussed such independence with the Independent Auditor.

Based upon these reviews and discussions, the Audit and Finance Committee recommended to the Board that the audited financial statements be included in the Company's 2019 Annual Report to be filed with the SEC.

Peter J. Taylor (Chair) **Jeanne Beliveau-Dunn** **Michael C. Camuñez** **James T. Morris** **Keith Trent**

ITEM 3: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

- The Company's executive compensation program is described under "*Compensation Discussion and Analysis*" below.
- The Compensation Committee and the Board believe the Company's executive compensation structure is competitive, aligns compensation with shareholder value and serves shareholders well.
- Item 3 requests that shareholders approve the compensation paid to the Company's named executive officers.

✓ THE BOARD RECOMMENDS YOU VOTE "FOR" ITEM 3.

The advisory vote to approve the Company's executive compensation, commonly known as "Say-on-Pay," gives shareholders the opportunity to endorse or not endorse the compensation of our named executive officers. This advisory vote is required by SEC rules to be provided at least once every three years. However, our shareholders have voted in favor of holding the advisory vote every year, and the Board determined that it would be held annually. The Company's Say-on-Pay proposal received support from over 90% of the votes cast in each of the last nine years.

Our executive compensation program is described under "*Compensation Discussion and Analysis*" below. We encourage you to read it carefully. Our executive compensation program is reviewed and approved by the Compensation Committee. The Compensation Committee and the Board believe our executive compensation structure is competitive, aligns compensation with shareholder value and serves shareholders well.

EIX and SCE request shareholder approval of the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement under the SEC's compensation disclosure rules, including the *Compensation Discussion and Analysis*, the compensation tables and the narrative discussion that accompanies the compensation tables.

The Company values constructive dialogue with shareholders on compensation and other important governance matters. Because your vote is advisory, it will not be binding on the Compensation Committee, the Board or the Company and will not be construed as overruling a decision by the Compensation Committee, the Board or the Company. However, the Compensation Committee will consider the outcome of the vote and any constructive feedback from shareholders when making future executive compensation decisions. See "*Compensation Summary – Shareholder Communication and Compensation Program for 2020*."

It is expected that the next Say-on-Pay vote will occur at the 2021 Annual Meeting.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the principles of our executive compensation program, how we applied those principles in compensating our named executive officers ("NEOs") for 2019, and how we use our compensation program to drive performance. We also discuss the roles and responsibilities of our Compensation Committee (the "Committee") in determining executive compensation. The CD&A is organized as follows:

The CD&A contains information relevant to your decision regarding the advisory vote to approve our executive compensation (Item 3 on your Proxy Card). When voting on Item 3, EIX shareholders will vote on EIX executive compensation, while SCE shareholders will vote on SCE executive compensation.

1 COMPENSATION SUMMARY

Certain key information about our executive compensation program is highlighted in this Compensation Summary.

EXECUTIVE COMPENSATION PRACTICES

Our executive compensation program is designed with the objective of strongly linking pay with performance. The table below highlights our current compensation practices for NEOs, including practices we believe drive performance and are aligned with good governance principles, and practices we have not implemented because we do not believe they would serve our shareholders' or other stakeholders' long-term interests.

WHAT WE DO

- ✔ We tie pay to performance by making the majority of compensation "at risk" and linking it to stakeholders' interests
- ✔ We target a competitive range around the market median for base salary and annual and long-term incentives
- ✔ We compare executive compensation to a peer group defined by a recognized market index
- ✔ We use a balanced system of absolute and relative metrics in our annual and long-term incentive programs
- ✔ We have double-trigger change in control provisions for equity award vesting
- ✔ We regularly seek shareholder feedback on our executive compensation program and we share the feedback with the Committee
- ✔ We maintain rigorous stock ownership guidelines that impose sales restrictions on officers
- ✔ We maintain an incentive compensation clawback policy
- ✔ Our Committee's compensation consultant is independent and does not provide any other services to the Company

WHAT WE DON'T DO

- ✖ We do not have any employment contracts
- ✖ We do not provide excise tax gross-ups on change in control payments
- ✖ We do not have individually-negotiated change in control agreements
- ✖ We do not provide perquisites
- ✖ We do not provide personal use of any corporate aircraft
- ✖ We do not reprice or allow the cash buyout of stock options with exercise prices below the current market value of EIX Common Stock
- ✖ We do not permit pledging of Company securities by directors or executive officers
- ✖ We do not permit short sales, trading in derivatives or hedging of Company securities by directors or employees

EIX NEOs FOR 2019

EIX NEOs are identified below. EIX shareholders will vote on EIX executive compensation.



PEDRO J. PIZARRO
EIX President and Chief Executive Officer ("CEO")



MARIA RIGATTI
EIX Executive Vice President ("EVP") and Chief Financial Officer ("CFO")



KEVIN M. PAYNE
SCE CEO; also SCE President effective June 7, 2019



ADAM S. UMANOFF
EIX EVP and General Counsel



J. ANDREW MURPHY
EIX Senior Vice President ("SVP")

SCE NEOs FOR 2019

SCE NEOs are identified below. SCE shareholders will vote on SCE executive compensation.



KEVIN M. PAYNE
SCE CEO; also SCE President effective June 7, 2019



WILLIAM M. PETMECKY, III
SCE SVP and CFO



PHILIP R. HERRINGTON
SCE SVP



RUSSELL C. SWARTZ
SCE SVP and General Counsel



STEVEN D. POWELL
SCE EVP effective September 2, 2019; SCE SVP through September 1, 2019



RONALD O. NICHOLS
SCE President through June 6, 2019



CAROLINE CHOI
SCE SVP; also EIX SVP effective February 4, 2019

ELEMENTS AND OBJECTIVES OF TOTAL DIRECT COMPENSATION

Element	Form	Key Objective	% of EIX CEO 2019 Target Total Direct Compensation*
BASE SALARY	Fixed Pay: Cash	Establish a pay foundation to attract and retain qualified executives	12.5%
ANNUAL INCENTIVE AWARDS	Variable Pay: Cash	Focus executives' attention on specific financial, strategic and operating objectives of the Company that we believe will increase long-term shareholder value and benefit customers	15.6%
LONG-TERM INCENTIVE AWARDS	Variable Pay: Equity	Directly align executive pay with long-term value provided to shareholders, and benefit customers by enhancing executives' focus on the Company's long-term goals	71.9%
	• 50% stock options	• Link compensation to stock price increase	
	• 25% performance shares	• Reward relative shareholder return compared to peers and earnings per share compared to pre-established targets	
	• 25% restricted stock units	• Encourage retention and ownership, with value tied to absolute shareholder return	

* In this CD&A, the term "target total direct compensation" means the sum of the NEO's salary, target annual incentive award, and grant date fair value of long-term incentive awards for the particular year.

CEO PAY COMPARISON: EIX VS. PEER GROUP

The following chart shows EIX CEO total direct compensation for each of the last five years as reported in the EIX Summary Compensation Table, compared to the median total direct compensation for the chief executive officers of the companies in the Philadelphia Utility Index peer group for such year.[1] "Total direct compensation" or "TDC" means the sum of base salary, the actual annual incentive award paid for the year and the grant date fair value of long-term incentive awards (columns (c), (e), (f) and (g) of the Summary Compensation Table) for the NEO for the year.

Theodore F. Craver, Jr. served as EIX CEO for all of 2015 and the chart shows his TDC for that year. Mr. Pizarro succeeded Mr. Craver as EIX CEO on September 30, 2016 and the chart shows his full-year TDC for 2016 through 2019. (The 2019 Peer Median TDC in the chart is the same as the 2018 Peer Median TDC, since peer group data for 2019 was generally unavailable in time to include in this Proxy Statement.)

Mr. Pizarro's full-year 2016 TDC was significantly below the peer group median for chief executive officers. His compensation before the September 30, 2016 effective date of his election as EIX CEO was targeted at the market median for his prior positions (SCE President through May 31, 2016 and EIX President from June 1 through September 29, 2016). In addition, the Committee set his annualized compensation after the effective date of his election as EIX CEO significantly below the peer group median for chief executive officers, with an opportunity for increases in subsequent years as the Committee evaluated his performance as EIX CEO. The Committee increased Mr. Pizarro's TDC in 2017, but not to the level of the peer group median.

For 2018, the Committee increased Mr. Pizarro's target TDC to bring it closer to the peer median. However, Mr. Pizarro's actual TDC was significantly below the peer median because he did not receive an annual incentive award for 2018. In light of the impact of wildfires on communities within SCE's service territory, the Committee decided, in consultation with management and with its full support and agreement, that no annual incentive award would be paid for 2018 to Messrs. Pizarro, Payne, Umanoff, and Nichols, and Ms. Rigatti. This Committee action was not a reflection on the performance of the Company or the five NEOs.

For 2019, the Committee increased Mr. Pizarro's target TDC to be approximately at the peer median. Mr. Pizarro's annual incentive award payout for 2019 (and therefore his actual TDC) was slightly above target largely due to core earnings and wildfire resiliency efforts that exceeded target levels, as discussed in "Annual Incentive Awards" below.

EIX CEO VS. PEER GROUP MEDIAN TOTAL DIRECT COMPENSATION (TDC)


TDC ($000)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2015
2016
2017
2018
2019
Craver TDC
Pizarro TDC
Peer Median TDC

(1) See page 51 for the companies in the Philadelphia Utility Index in 2019. See previous Proxy Statements for the companies in the Philadelphia Utility Index in previous years.

ALIGNMENT OF EIX CEO PAY WITH PERFORMANCE

The Company utilizes annual and long-term incentive awards to align executive pay with performance. The awards provide significant upside and downside potential and help focus executives' attention on our financial, strategic and operating objectives, and shareholder returns.

The following chart shows the strong alignment over the past five years between the EIX CEO's total direct compensation (presented on the same basis as in the EIX CEO vs. Peer Group Median TDC chart above) and our indexed total shareholder return ("TSR"),[(2)] which represents the value of an initial investment of $100 in EIX common stock at the beginning of the five-year period, and assumes that dividends are reinvested on the ex-dividend date.

EIX CEO TDC VS. INDEXED TSR, 2015-2019

CEO TDC ($000)
12,000
10,000
8,000
6,000
4,000
2,000
0
Indexed TSR
150
125
100
75
50
25
0
2015
2016
2017
2018
2019
Indexed TSR (5 year)
Craver TDC
Pizarro TDC

As the chart above shows, EIX's TSR was approximately 35% for the five-year period from 2015 to 2019.

TSR increased significantly from 2015 to 2016 and decreased in 2017 and 2018. As discussed above in *"CEO Pay Comparison: EIX vs. Peer Group,"* Mr. Pizarro's 2016 TDC was relatively low because it was comprised of his compensation as a Company President from January 1 through September 29, 2016 and his initial compensation as EIX CEO from September 30 through December 31, 2016. His 2017 TDC was higher than his 2016 TDC, but still below the peer group median for chief executive officers. His TDC then decreased in 2018 because, as discussed above, he did not receive an annual incentive award for 2018. The largest increase in TSR occurred in 2019. That is also the year the EIX CEO's TDC was at its peak, partly to due to an above-target annual incentive award payout.

The discussion above focuses on annual incentive awards because they are the only portion of total direct compensation, as reported in the Summary Compensation Table, that reflects the realized value of the CEO's variable compensation. For long-term incentive awards, the Summary Compensation Table reports only the grant date fair value of the awards granted during the applicable year. The difference between the grant date fair value and the actual value realized at payout can be significant and is due to Company performance, including changes in stock price.

The impact of Company performance on realized value is most clear in performance share payouts. The following chart shows, for the three most-recently completed performance periods, the difference between the grant date fair value of performance shares granted to the EIX CEO (as reported in the Summary Compensation Table) and the actual value realized at payout (determined by multiplying (i) the number of shares paid pursuant to the award by (ii) the closing price of EIX Common Stock on the date the Committee certified performance for the applicable performance period).

(2) In this Proxy Statement, for all purposes other than performance share payouts, TSR is calculated using the difference between (i) the closing stock price for the relevant stock on the last NYSE trading day preceding the first day of the relevant period and (ii) the closing stock price for the relevant stock on the last trading day of the relevant period, and assumes all dividends during the period are reinvested on the ex-dividend date. A different methodology is used to determine performance share payouts: TSR is calculated using the difference between (i) the average closing stock price for the stock for the 20 trading days ending with the last NYSE trading day preceding the first day of the performance period and (ii) the average closing stock price for the stock for the 20 trading days ending with the last trading day of the performance period, and assumes all dividends are reinvested on the ex-dividend date (see *"Long-Term Incentive Awards"* below). Under both methodologies, EIX's TSR for the 2017-2019 performance period was last among the companies comprising the Philadelphia Utility Index on December 31, 2019. As a result, the TSR performance shares granted by EIX for that performance period did not pay out and were forfeited in their entirety.


EIX CEO PERFORMANCE SHARES – GRANT DATE FAIR VALUE VS. REALIZED VALUE
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2015-2017
Performance Period
TSR: 20th Percentile
EPS Multiple: 1.20x
2016-2018
Performance Period
TSR: 5th Percentile
EPS Multiple: 1.13x
2017-2019
Performance Period
TSR: 0th Percentile
EPS Multiple: 1.20x
Pizarro Grant Date Fair Value
Pizarro Realized Value at Payout

The realized value at payout for 2015, 2016 and 2017 performance share awards averaged 63% of the respective grant date fair values. Two metrics are used to determine performance share payouts—relative TSR and core earnings[3] per share ("EPS") compared to target—with each metric weighted 50%. The metrics are explained in "Long-Term Incentive Awards" below.

TSR performance shares granted during 2015, 2016 and 2017 did not pay out and were forfeited in their entirety. This occurred primarily due to the significant impact of wildfires on EIX's relative TSR beginning December 2017.

As a result, the entire realized value at payout for the 2015, 2016 and 2017 performance share awards was from EPS performance shares. EIX's strong EPS performance compared to target during the three performance periods resulted in above-target payouts for EPS performance shares granted during 2015, 2016 and 2017.

SHAREHOLDER COMMUNICATION AND COMPENSATION PROGRAM FOR 2020

As discussed under "Shareholder Engagement" above, we regularly reach out to our major institutional shareholders to discuss the Company's executive compensation, among other issues. Management shares compensation-related feedback with the Compensation Committee, along with proxy advisory firm developments and trends in executive compensation practices.

EIX's Say-on-Pay proposal received support from approximately 93% of the votes cast in 2019. After considering the shareholder support reflected in the vote results, trends in executive compensation, and the best interests of shareholders, the Committee approved maintaining our executive compensation program with no significant changes for 2020.

[3] Core earnings is defined on a consolidated basis for EIX as earnings attributable to EIX shareholders less non-core items. Non-core items include income or loss from discontinued operations and income or loss from significant discrete items that management does not consider representative of ongoing earnings, such as write downs, asset impairments and other income and expense related to changes in law, outcomes in tax, regulatory or legal proceedings, and exit activities, including sale of certain assets and other activities that are no longer continuing. For a reconciliation of core earnings to net income determined under GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Management Overview – Highlights of Operating Results" included as part of the Company's 2019 Annual Report.

2 WHAT WE PAY AND WHY: ELEMENTS OF TOTAL DIRECT COMPENSATION

We generally target a competitive range of +/-15% around the market median for each element of total direct compensation offered under our program: base salaries, annual cash incentives, and long-term equity-based incentives. The reasons for the Committee's decision to target the competitive range around the median level include:

- Above-median compensation usually is not needed, and the +15% end of the range provides flexibility when above-median compensation is needed for recruitment and retention purposes and to reward exceptional performers; and
- In the aggregate, below-median compensation would create retention and recruitment difficulties, but the -15% end of the range provides flexibility for newly-promoted executives or other circumstances where below-median compensation is appropriate for a time.

A significant portion of our executives' total direct compensation is tied to company performance. The following charts show that incentive compensation represented 87.5% of the 2019 target total direct compensation for the EIX CEO and 72.2% of the 2019 target total direct compensation for EIX's and SCE's other NEOs.


EIX CEO PAY MIX
12.5%
Base Salary
15.6%
Target Annual Incentives
71.9%
Target Long-Term Incentives
12.5%
Fixed Pay
87.5%
Variable Pay
OTHER NEO PAY MIX
27.8%
Base Salary
18.5%
Target Annual Incentives
53.7%
Target Long-Term Incentives
27.8%
Fixed Pay
72.2%
Variable Pay

This pay mix reflects the Committee's emphasis on strongly linking pay with performance.

BASE SALARY

For 2019, each NEO's base salary was evaluated according to his or her position and performance. For each position, a market base salary range was determined. The median of the range was the market median level of base salaries for comparable positions. We do not have employment contracts and our NEOs do not have contractual rights to receive fixed base salaries.

In light of the impact of wildfires on communities within SCE's service territory, the Compensation Committee decided to not increase the base salary rates for EIX NEOs for 2019.[1] As a result, their base salaries were below the 2019 market median.

The Committee increased the annual base salary rates of Messrs. Herrington, Petmecky, and Powell and Ms. Choi for 2019 to bring them to, or closer to, the market median base salary for their respective positions.

(1) Although EIX NEOs' base salary rates were not increased in 2019, the salary amounts paid to them in 2019 were slightly more than in 2018 because of 2018 base salary rate increases that became effective February 19, 2018.

ANNUAL INCENTIVE AWARDS

EXECUTIVE INCENTIVE COMPENSATION PLAN

NEOs are eligible for annual incentive awards under the EIX Executive Incentive Compensation Plan for achieving financial, strategic and operational goals that are established at the beginning of each year and are tied to the key elements of our vision and strategy described on page 1.

The 2019 annual incentive award target value for each NEO was set as a percentage of the NEO's base salary (the "Annual Incentive Target %").

In light of the impact of wildfires on communities within SCE's service territory, the Compensation Committee decided to not increase the Annual Incentive Target % for NEOs for 2019, except for SCE NEOs who were promoted during 2019.

The minimum annual incentive award is $0. The maximum award is 200% of target, which the Committee's independent compensation consultant, Pay Governance, advised is the most prevalent practice among the peer group companies.

The Committee determines annual incentive awards based on corporate and individual performance. The corporate performance factor is based on performance relative to the goals established at the beginning of the year. For each goal category, the Committee assigned a target score and potential score range reflecting the relative weight given that goal category. Specific quantitative targets were set for goals that comprised most of the target score. In February 2020, the Committee determined the score achieved for each goal category, depending on the extent to which the goals were unmet, met or exceeded.

Separate goals were established for EIX and SCE. However, as reflected in the 2019 EIX Corporate Performance Scoring Matrix below, many of EIX's goals related to SCE's performance. The EIX corporate performance factor applies to the annual incentive awards for Messrs. Pizarro, Umanoff, and Murphy and Ms. Rigatti, while the SCE corporate performance factor applies to the annual incentive awards for Messrs. Payne, Petmecky, Herrington, Swartz, Powell, and Nichols. Ms. Choi's annual incentive award was based on a prorated blend of corporate performance factors, with the SCE corporate performance factor applying for the period from January 1, 2019 through February 3, 2019, when she served as SCE's SVP Regulatory Affairs (and was an executive officer of only SCE), and with the EIX corporate performance factor applying for the period from February 4, 2019 through December 31, 2019, when she served as SVP Corporate Affairs for both companies (but is designated as an executive officer of only EIX).

2019 EIX CORPORATE PERFORMANCE SCORING MATRIX

Goal Category	Target Score for Goal Category[1]	Key Goals/Success Measures[2]	Key Performance[2]	Actual Score for Goal[3]	Actual Score for Goal Category[3]
		Key Goals/Performance Contributing to Actual Score			
Foundational Goals	0[4]	• No worker fatalities	• *Goal Not Met:* three contractor fatalities	-5[5]	**-10**[5]
		• No serious injuries to public from system failure and no significant non-compliance events	• *Goal Not Met:* transformer failure resulted in serious injury to one member of public	-5[5]	
		• Maintain effective controls and cybersecurity measures to prevent and mitigate significant disruption, data breach or system failure	• *Goal Met*	0	
Financial Performance	45	• Core earnings of $1.527 billion[6]	• *Goal Exceeded:* $1.595 billion[6]	58	**58**
Wildfire Resiliency	20	• Execute SCE Wildfire Mitigation Plan	• *Goal Exceeded:* see SCE matrix below for additional information	15	**32**
		• Execute SCE policy goals	• *Goal Exceeded:* see SCE matrix below for additional information	17	
Safety	10	• Achieve training goal; DART injury rate ≤0.80	• *Goal Partially Met:* trained > 9,900 employees; DART rate of 1.17	6	**6**
Strategy, Transformation & Growth	15	• Execute SCE SONGS goals and Policy, Growth & Innovation goals	• *Goal Met:* see SCE matrix below for additional information	10	**13**
		• Execute SCE affordable customer rate goal: non-wildfire O&M cost per customer ≤$367	• *Goal Met:* $363	2	
		• Execute EE goals and minority investment goals	• *Goal Partially Met:* EE goals not met; placed 3 minority investments	1	
Diversity, People & Culture	10	• Increase diversity of executive and leadership populations	• *Goal Met:* diversity increased 1.6%	6	**11**
		• Implement 30 employee X-Change ideas; complete 25 digitalization projects	• *Goal Met:* completed 43 X-Change projects and 27 digitalization projects	5	
Total:	100				**110**[5]

(1) The potential score for each goal category (other than Foundational Goals, which are discussed in footnote (4) below) ranges from zero to twice the target score for the goal category. The potential total score is from zero to 200.

(2) "DART" means Days Away, Restricted, and Transfer. "SONGS" means San Onofre Nuclear Generating Station. "O&M" means operations and maintenance. "EE" means Edison Energy, LLC and its subsidiaries. The Company "X-Change" program empowers front-line employees to identify and implement improvement projects.

(3) Score determinations are generally made in the judgment of the Committee after assessing overall performance against goals.

(4) The Committee established certain safety, compliance and operational goals that it views as "foundational." Annual incentive awards for 2019 can be reduced or eliminated for all or some plan participants if one or more foundational goals are not met, depending upon severity.

(5) The Committee considered contractor fatalities, serious injuries to the public, and wildfires when evaluating the foundational goals. In order to reinforce the importance of the foundational safety goals, the Committee decided to apply (i) a 5 percentage-point deduction to the corporate performance scoring for all executives due to a transformer failure that seriously burned a member of the public and (ii) an additional 5 percentage-point deduction for all NEOs (and certain other officers) due to three contractor fatalities. After taking these deductions into account, the total corporate performance score for NEOs was 110. The total score was 115 for executives not subject to the additional 5 percentage-point deduction for the three contractor fatalities.

(6) See footnote 3 on page 40 for information regarding the determination of core earnings. The Committee established the financial performance goal in February 2019. The threshold level of core earnings, below which no annual incentive would have been paid, was set at $1.194 billion. The level at which the financial performance score would be zero and the target and maximum financial performance score levels were set at $1.252 billion, $1.492 billion and $1.732 billion, respectively.

When the Committee established the financial performance goal for 2019, the California Public Utilities Commission ("CPUC") had not yet issued a proposed or final decision in SCE's 2018 General Rate Case ("GRC"). The GRC is a significant driver of the Company's budgeting process and earnings outcome, so the Committee, at its February 2019 meeting, established an adjustment framework it would apply after the final 2018 GRC decision was issued. The 2018 GRC decision was issued in May 2019. At the next Committee meeting, the Committee increased each of the core earnings goal levels by $35 million in accordance with the adjustment framework it established in February 2019. The adjusted threshold, zero score, target and maximum levels are $1.229 billion, $1.287 billion, $1.527 billion and $1.767 billion, respectively.

Linear interpolation between the adjusted target of $1.527 billion and the adjusted maximum score level of $1.767 billion was used to determine the actual financial performance score of 58. This financial performance score was lower than it would have been under the original core earnings goal levels.

2019 SCE CORPORATE PERFORMANCE SCORING MATRIX

Goal Category	Target Score for Goal Category[1]	Key Goals/Success Measures[2]	Key Performance[2]	Actual Score for Goal[3]	Actual Score for Goal Category[3]
Foundational Goals	0[4]	• No worker fatalities	• *Goal Not Met:* three contractor fatalities	-5[5]	**-10**[5]
		• No serious injuries to public from system failure and no significant non-compliance events	• *Goal Not Met:* transformer failure resulted in serious injury to one member of public	-5[5]	
		• Maintain effective controls and cybersecurity measures to prevent and mitigate significant disruption, data breach or system failure	• *Goal Met*	0	
Financial Performance	30	• Core earnings of $1.635 billion[6]	• *Goal Exceeded:* $1.702 billion[6]	43	**43**
Wildfire Resiliency	20	• Achieve Wildfire Mitigation Plan targets for hardened infrastructure, enhanced operational practices and expanded situational awareness	• *Goal Exceeded:* installed 372 miles of covered conductors and 8,228 branch line fuses; remediated >50,000 findings from enhanced overhead inspections; installed 90 cameras and 357 weather stations	15	**32**
		• Achieve wildfire policy goals	• *Goal Exceeded:* AB 1054 stabilized credit rating and established framework for cost recovery and liability; Wildfire Mitigation Plan approved (10-K, pgs. 5, 9-10, 17)	17	
Operational & Service Excellence	10 (safety goal)[7]	• Achieve training goal; DART injury rate ≤0.80	• *Goal Partially Met:* trained 9,900 employees; DART rate of 1.17	6	**17**
	15 (other goals)[7]	• Affordable customer rates: non-wildfire O&M cost per customer ≤$367	• *Goal Met:* $363	4	
		• SONGS: resume safe transfer of spent fuel canisters to dry storage; no level I, II or III NRC violations; obtain Coastal Development Permit for decommissioning; resolve key contractor disputes	• *Goal Partially Met:* safe transfer resumed; no level I, II or III NRC violations; permit obtained, but challenged in court; one dispute tentatively settled (10-K, pgs. 20-21)	3	
		• System reliability: SAIDI for repair outages ≤77 minutes	• *Goal Partially Met:* 89.3 minutes, with wildfire resiliency activities contributing 10-11 minutes more than anticipated	3	
		• Customer satisfaction: Net Score Outage ≥6; Net Score Billing & Payment and Net Score Ease ≥53	• *Goal Partially Met:* All Net Scores below target	1	
Policy, Growth & Innovation	15	• California legislative and regulatory developments aligned with SCE's strategy	• *Goal Exceeded:* 2018 GRC and 2020 Cost of Capital decisions in line with business needs; 2021 GRC filed; EV incentives higher in 2019 state budget than in 2018; released Pathway 2045; PCIA changed without significant adverse outcomes (10-K, pgs. 6, 10, 132)	10	**16**
		• Efficiently deploy capital budget for customer needs: $4.477 billion combined CPUC and FERC-jurisdictional	• *Goal Met:* $4.756 billion (10-K, pgs. 11-12)	5	
		• Transportation electrification: complete priority review projects by Q2; obtain 60 customer applications and 20 commitments for Charge Ready Transport	• *Goal Partially Met:* construction completed by Q2; obtained 61 applications and 8 commitments (10-K, pg. 20)	1	
		• Customer service: meet re-platform targets	• *Goal Not Met:* project delayed 1 year	0	
Diversity, People & Culture	10	• Increase diversity of executive and leadership populations	• *Goal Met:* diversity increased 1.6%	4	**12**
		• Implement 30 employee X-Change ideas; complete 25 digitalization projects	• *Goal Met:* completed 43 X-Change projects and 27 digitalization projects	4	
		• Diverse Business Enterprise Spend ≥40%	• *Goal Met:* 40.1%	4	
Total:	100				**110**[5]

(1) The potential score for each goal category (other than Foundational Goals, which are discussed in footnote (4) below) ranges from zero to twice the target score for the goal category. The potential total score is from zero to 200.

(2) The parenthetical "10-K" page references in the "Performance" column refer to pages in the combined Form 10-K filed by EIX and SCE for the fiscal year ended December 31, 2019 ("10-K"). The referenced pages contain additional information about some of the relevant topics, but do not address annual incentive plan goals or the scoring of the performance for purposes of this matrix. "AB 1054" refers to California Assembly Bill 1054, which was signed by the Governor of California in July 2019. "NRC" means Nuclear Regulatory Commission. "SAIDI" means the System Average Interruption Duration Index. "Net Scores" are derived from SCE customers who rate their experience on in the areas of (i) Outage, (ii) Billing and Payment, and (iii) other areas ("Ease"). "EV" means electric vehicle. "PCIA" means Power Charge Indifference Adjustment. "FERC" means the Federal Energy Regulatory Commission. See footnote (2) to the EIX matrix above for additional defined terms.

(3) Score determinations are generally made in the judgment of the Committee after assessing overall performance against goals.

(4) The Committee established certain safety, compliance and operational goals that it views as "foundational." Annual incentive awards for 2019 can be reduced for all or some plan participants if one or more foundational goals are not met, depending upon severity.

(5) The Committee considered contractor fatalities, serious injuries to the public, and wildfires when evaluating the foundational goals. In order to reinforce the importance of the foundational safety goals, the Committee decided to apply (i) a 5 percentage-point deduction to the corporate performance scoring for all executives due to a transformer failure that seriously burned a member of the public and (ii) an additional 5 percentage-point deduction for all NEOs (and certain other officers) due to three contractor fatalities. After taking these deductions into account, the total corporate performance score for NEOs was 110. The total score was 115 for executives not subject to the additional 5 percentage-point deduction for the three contractor fatalities.

(6) See footnote 3 on page 40 for information regarding the determination of core earnings. The Committee established the financial performance goal in February 2019. The threshold level of core earnings, below which no annual incentive would have been paid, was set at $1.280 billion. The level at which the financial performance score would be zero and the target and maximum financial performance score levels were set at $1.440 billion, $1.600 billion and $1.760 billion, respectively.

When the Committee established the financial performance goal for 2019, the CPUC had not yet issued a proposed or final decision in SCE's 2018 GRC. The GRC is a significant driver of the Company's budgeting process and earnings outcome, so the Committee, at its February 2019 meeting, established an adjustment framework it would apply after the final 2018 GRC decision was issued. The 2018 GRC decision was issued in May 2019. At the next Committee meeting, the Committee increased each of the core earnings goal levels by $35 million in accordance with the adjustment framework it established in February 2019. The adjusted threshold, zero score, target and maximum levels are $1.315 billion, $1.475 billion, $1.635 billion and $1.795 billion, respectively.

Linear interpolation between the adjusted target of $1.635 billion and the adjusted maximum score level of $1.795 billion was used to determine the actual financial performance score of 43. This financial performance score was lower than it would have been under the original core earnings goal levels.

(7) The target score for the Operational & Service Excellence category was 25. Ten points from that target were allocated to safety.

2019 ANNUAL INCENTIVE AWARDS

Based on 2019 performance, the EIX and SCE corporate performance factors were 110% of target for NEOs. These factors were determined by adding the "Actual Scores" in the corporate performance scoring matrices above. The Committee did not exercise its discretion to increase or decrease the corporate performance factor from the amount determined by application of the scoring matrix.

The Committee determined the annual incentive award for each NEO by multiplying the annual incentive target percentage for the NEO by the corporate performance factor applicable to the NEO and an individual performance factor. The Committee assessed the 2019 performance of Messrs. Pizarro, Payne and Umanoff and Ms. Rigatti as strong or exemplary, but decided to use an individual performance factor of 100% for each of them to align their annual incentive award payouts with the corporate performance factor and focus their attention on leading the organization to achieve overall Company performance. For the other NEOs, individual performance factors were determined by the Committee in its discretion, based on its assessment of each NEO's overall performance and achievements for the year, and relative impact and contribution to corporate performance compared to executives in similar roles.

The following table shows the annual incentive awards paid to our NEOs as a percentage of salary and as a multiple of target:

NEOs[(1)]	Annual Incentive Target as % of Salary[(2)(3)]	Corporate Performance Factor	Individual Performance Factor	Annual Incentive Award as % of Salary[(3)]	Annual Incentive Award as Multiple of Target[(3)]
Pedro J. Pizarro	125%	110%	100%	138%	1.10x
Maria Rigatti	75%	110%	100%	83%	1.10x
Kevin M. Payne	75%	110%	100%	83%	1.10x
Adam S. Umanoff	75%	110%	100%	83%	1.10x
J. Andrew Murphy	70%	110%	106%	82%	1.17x
William M. Petmecky, III	55%	110%	98%	59%	1.08x
Philip R. Herrington	55%	110%	106%	64%	1.17x
Russell C. Swartz	55%	110%	111%	67%	1.22x
Steven D. Powell	50%	110%	111%	61%	1.22x
Ronald O. Nichols[(4)]	65%	110%	100%	72%	1.10x
Caroline Choi	59%	110%	106%	69%	1.17x

(1) Target and actual annual incentive awards for all EIX and SCE NEOs are shown in the Grants of Plan-Based Awards tables and the Summary Compensation Tables, respectively.

(2) The amounts shown for Mr. Powell and Ms. Choi are the weighted average Annual Incentive Target % for the respective NEO, with the weighting based on the number of workdays in 2019 that the NEO served in each role for which a different Annual Incentive Target % applied. The 2019 Annual Incentive Target % for Mr. Powell was 40% as SCE SVP from January 1, 2019 to June 2, 2019; it was 50% in his expanded SCE SVP role from June 3, 2019 (when he took on some of Mr. Nichols' responsibilities) to September 1, 2019; and it was 60% as SCE EVP from September 2, 2019 to December 31, 2019. The 2019 Annual Incentive Target % for Ms. Choi was 50% as SCE SVP Regulatory Affairs from January 1, 2019 to February 3, 2019; it was 60% as EIX and SCE SVP Corporate Affairs from February 4, 2019 to December 31, 2019.

(3) The amounts shown have been rounded to the nearest whole percentage point for purposes of the table.

(4) Mr. Nichols passed away on June 6, 2019. In February 2020, the Committee approved a prorated annual incentive award for Mr. Nichols, based on (i) his 2019 Annual Incentive Target % of 65%, (ii) the corporate performance factor of 110%, (iii) a target individual performance factor of 100% (an individual performance assessment was not conducted), and (iv) the sum that he received for the period from January 1, 2019 to June 6, 2019 from salary and short-term disability benefits in lieu of salary (he participated in a broad-based short-term disability plan on the same nondiscriminatory terms as other full-time employees, and in accordance with SEC guidance, the benefits he received under that plan are not reported in the SCE Summary Compensation Table below). The 2019 annual incentive award compensation reported for Mr. Nichols in the SCE Summary Compensation Table below reflects his actual award.

2020 ANNUAL INCENTIVE GOALS

Safety and wildfire resiliency have always been important to the Company. However, in light of recent events, the Committee has been increasing the weighting of safety and resiliency annual incentive goals in recent years. For 2020, the Committee approved corporate performance scoring matrices for EIX and SCE with 45% weighting for a new combined Safety and Resiliency goal category.[(5)] The category includes worker and public safety, wildfire resiliency, and cybersecurity goals. As is the case with our 2019 wildfire resiliency goals, the 2020 wildfire resiliency goals measure the Company's mitigation of wildfire risks consistent with its Wildfire Mitigation Plan. The specific grid hardening and situational awareness measures in the Wildfire Mitigation Plan are based on risk analysis focused on reducing ignitions associated with utility infrastructure.

(5) The Committee approved a 30% weighting for the Operational Excellence & Strategic Advancement goal category and included in that category many goals that impact safety, such as goals regarding system reliability and managing the decommissioning of the San Onofre Nuclear Generating Station.

LONG-TERM INCENTIVE AWARDS

All of our long-term incentives are awarded as equity instruments reflecting, or valued by reference to, EIX Common Stock. They are therefore directly linked to the value provided to EIX shareholders. The equity awards also align executives' interests with the long-term interests of customers by enhancing executives' focus on the Company's long-term goals.

Seventy-five percent (75%) of our long-term equity mix is performance-based: the non-qualified stock options that comprise 50% of each NEO's long-term incentive award value; and the performance shares that comprise 25% of the award value. We believe stock options are performance-based because NEOs will realize value only if the market value of EIX Common Stock appreciates. Long-term incentive awards are made under the EIX 2007 Performance Incentive Plan.

LONG-TERM INCENTIVE VALUE

On February 27, 2019, the Committee approved 2019 long-term incentive award target values for the NEOs. Each target value was set as a percentage of base salary (the "Long-Term Incentive Target %"). The Committee also approved the methodology for converting those values into the number of stock options, performance shares, and restricted stock units granted to each NEO on the March 5, 2019 grant date. The grant date value of each award is listed in the "*Grants of Plan-Based Awards*" tables below.

For 2019, the Committee increased the Long-Term Incentive Target % for all EIX and most SCE NEOs in order to tie a larger portion of compensation to long-term Company performance and for retention purposes.

STOCK OPTIONS

Each stock option granted may be exercised to purchase one share of EIX Common Stock at an exercise price equal to the closing price of a share of EIX Common Stock on the grant date. Options vest over a four-year period, subject to continued employment, with one-fourth of each award vesting and becoming exercisable at the beginning of each year. Options have a ten-year term.

The number of options granted to each NEO was determined by dividing the option award value approved by the Committee for that NEO by the grant date value of an option using a Black-Scholes Merton valuation model based on the same assumptions and principles used to determine the grant date fair value of options generally for purposes of EIX's financial reporting.

PERFORMANCE SHARES

Performance shares reward performance over three years against pre-established relative and absolute metrics. Each performance share awarded is a contractual right to receive one share of EIX Common Stock or its cash equivalent if performance and continued service vesting requirements are satisfied. The actual payout can range from zero to 200% of target performance shares, depending on actual performance against pre-established metrics. The performance share awards provide for reinvested dividend equivalents. For each dividend declared for which the ex-dividend date falls within the performance period and after the date of grant, the NEO will be credited with an additional number of target performance shares having a value equal to the dividend that would have been payable on the target performance shares subject to the award. The performance shares credited as dividend equivalents have the same vesting and other terms and conditions as the original performance shares and are forfeited if the underlying shares are not earned.

A conversion formula is used to determine the number of performance shares awarded to each NEO. For the portion of performance shares subject to the TSR metric discussed below, the award value approved by the Committee is divided by the grant date value of the TSR performance shares using a standard Monte Carlo simulation model based on the same assumptions and principles used to determine the grant date fair value of performance-based awards generally for purposes of EIX's financial reporting. For the portion of performance shares subject to the earnings per share ("EPS") metric discussed below, the respective award value is converted into a specific number of EPS performance shares by dividing the award value by the closing price of a share of EIX Common Stock on the grant date.

Performance shares granted from 2016 through 2018 are payable solely in cash based on the closing price of EIX Common Stock on the date on which the Committee certifies performance for the applicable performance period. Under the Executive Deferred Compensation Plan, NEOs may elect to defer payment of performance shares payable in cash. Performance shares granted in 2019 are payable in EIX Common Stock, a portion of which will be withheld or sold to the extent necessary to satisfy tax withholding or governmental levies.

PERFORMANCE SHARE AWARDS: TSR METRIC

Two metrics are used to measure performance share payouts, with each metric weighted 50%. The first performance metric is based on the percentile ranking of EIX's TSR for the three-year performance period beginning January 1 in the year of grant compared to the TSR of each company in the Philadelphia Utility Index at the end of the performance period. The following table provides the percentile ranking and corresponding payout levels:

Payout Levels	TSR Ranking	Payout
Below Threshold	<25th Percentile	0
Threshold	25th Percentile	25% of Target
Target	50th Percentile	Target
Maximum	≥75th Percentile	200% of Target

If EIX achieves a TSR ranking between the 25th percentile and the 50th percentile or between the 50th percentile and the 75th percentile, the number of shares paid will be interpolated on a straight-line basis with discrete intervals at every 5th percentile. To determine performance share payouts, TSR is calculated using the difference between (i) the average closing stock price for the stock for the 20 trading days ending with the last NYSE trading day preceding the first day of the performance period and (ii) the average closing stock price for the stock for the 20 trading days ending with the last trading day of the performance period, and assumes all dividends are reinvested on the ex-dividend date.

EIX's three-year TSR from 2017-2019 ranked last among the comparison group under the methodology used to calculate TSR for performance shares. Since this performance was below the threshold for a payout, there was no payout from the TSR performance shares granted in 2017.

PERFORMANCE SHARE AWARDS: EPS METRIC

The second performance metric is based on EIX's three-year average annual core earnings[1] per share, measured against target levels. The Committee establishes the EPS target for each calendar year in February of that year.

The performance multiple for a calendar year is based on EIX's actual EPS performance for that year as a percentage of the EPS target for that year, in accordance with the following table:

Performance Level	Actual EPS as % of Target EPS	EPS Performance Multiple
Below Threshold	<80%	0
Threshold	80%	0.25x
Target	100%	1.0x
Maximum	≥120%	2.0x

If EIX's EPS for a year as a percentage of target EPS is between 80% and 100% or between 100% and 120%, the EPS performance multiple is interpolated on a straight-line basis, with discrete intervals at every 4th percentage point. The EPS performance multiples achieved for each calendar year in the three-year performance period are averaged, and the resulting average determines the performance share payout as a multiple of target.

(1) See footnote 3 on page 40 for information regarding the determination of core earnings.

In February 2020, the Committee certified the following EPS performance multiples for the three calendar years in the performance period for the 2017 grant:

Year	Actual EPS[2]	Target EPS[3]	Actual EPS as % of Target EPS	EPS Performance Multiple
2017	$4.50	$4.14	109%	1.40x
2018	$4.00	$3.89	103%	1.00x
2019	$4.90	$4.69	104%	1.20x
Average of performance multiples (actual payout):				1.20x

Since the average of the EPS performance multiples for 2017, 2018, and 2019 was 1.20x, EPS performance shares granted in 2017 paid out at 120% of target.

(2) The Committee used 325,811,206 shares as the denominator to calculate the actual EPS and target EPS for 2019. That was the number of shares of EIX Common Stock outstanding in February 2019 when the Committee set the target EPS for 2019. The Committee believes that it is appropriate to hold the share count constant for purposes of EPS performance shares so that management decisions regarding share buybacks and issuances are not influenced by the impact on performance share payouts.

(3) In February 2019, the Committee established a target EPS of $4.58 for 2019. At that time, the CPUC had not yet issued a proposed or final decision in SCE's 2018 GRC. The GRC is a significant driver of the Company's budgeting process and earnings outcome, so the Committee, at its February 2019 meeting, established an adjustment framework it would apply after the final 2018 GRC decision was issued. The 2018 GRC decision was issued in May 2019. At the next Committee meeting, the Committee increased the target EPS for 2019 by $0.11 in accordance with the adjustment framework it established in February 2019.

RESTRICTED STOCK UNITS

Each restricted stock unit awarded is a contractual right to receive one share of EIX Common Stock after the vesting requirement of three years of continued service is satisfied. The restricted stock units for NEOs provide for reinvested dividend equivalents. For each dividend declared for which the ex-dividend date falls within the vesting period, the NEO will be credited with an additional number of restricted stock units having a value equal to the dividend that would have been payable on the number of restricted stock units subject to the award. The restricted stock units credited as dividend equivalents have the same vesting and other terms and conditions as the original restricted stock units and are forfeited if the underlying units do not vest.

The restricted stock units are paid in EIX Common Stock, a portion of which is withheld or sold to the extent necessary to satisfy tax withholding or governmental levies. The Committee may elect to pay any restricted stock units in cash rather than shares of EIX Common Stock if and to the extent that payment in shares would exceed the applicable share limits of the EIX 2007 Performance Incentive Plan.

The number of restricted stock units granted to each NEO was determined by dividing the award value approved by the Committee for that NEO by the closing price of a share of EIX Common Stock on the grant date. At payout, NEOs realize an increase or decrease in value (compared to the grant date value) commensurate with the increase or decrease in value realized by shareholders from changes in the stock price and dividends over the three-year vesting period.

3 HOW WE MAKE COMPENSATION DECISIONS

ROLE OF COMPENSATION COMMITTEE AND EXECUTIVE OFFICERS

The Committee is responsible for reviewing and determining the compensation paid to executive officers. The Committee annually reviews all components of compensation for our CEO and other executive officers, including base salary and annual and long-term incentives. The Committee also reviews significant benefits, including retirement and non-qualified deferred compensation plans.

Each February, the Committee sets the base salary and the target and maximum potential annual and long-term incentive award values for the current year for each executive officer. At that time, the Committee also determines annual incentive awards for the prior year and performance share payouts for the prior performance period. Base salary changes are generally effective between mid-February and early March of each year.

For the February Committee meeting, the EIX CEO provides recommendations regarding the compensation of other executive officers. Executive officers other than the EIX CEO participate in developing and reviewing executive compensation recommendations, but do not participate in recommendations regarding their own compensation.

The Committee evaluates the EIX CEO's performance relative to goals and determines his compensation in executive session without the EIX CEO present. The Committee Chair reports to the Board in an independent director executive session regarding the compensation determination.

Except as otherwise noted, the Committee's executive officer compensation determinations are subjective and the result of the Committee's business judgment, which is informed by the experiences of the Committee members and input from the Committee's independent compensation consultant.

For newly-hired, promoted, or relocated SCE executive officers who are not also EIX executive officers, the Committee authorized the EIX CEO and the EIX Senior Vice President, Human Resources to jointly make certain compensation decisions within limits pre-approved by the Committee. Any such decisions are made after a review by the SCE CEO.

In accordance with AB 1054, SCE's 2020 compensation structure for executive officers is subject to approval by the Wildfire Safety Division of the CPUC.

TALLY SHEETS

The Committee periodically reviews tally sheets for EIX executive officers. Tally sheets provide the Committee with information about the following components of compensation, including compensation paid over the preceding three calendar years:

- Cash compensation (base pay and annual incentives);
- Long-term incentive award values (stock options, performance shares and restricted stock units); and
- Changes in pension values and non-qualified plan earnings.

The tally sheets also provide the amounts payable in the event of voluntary or involuntary separation from service, death or disability, or a change in control resulting in termination.

The Committee also reviews additional information regarding long-term incentives, including stock program statistics on share usage, analysis of current exercise values of prior option grants, and a summary of current and past performance share results.

ROLE OF THE COMMITTEE'S INDEPENDENT COMPENSATION CONSULTANT

The Committee retained Pay Governance to assist in evaluating executive officer compensation for 2019; however, the Committee decides our executive officers' compensation. Pay Governance's assistance included helping the Committee identify industry trends and norms for executive compensation, reviewing and identifying appropriate peer group companies and pay surveys, and evaluating executive compensation data for these companies.

During 2019, Pay Governance provided the following services:

- Provided a presentation on executive compensation trends;
- Provided a competitive evaluation of total direct compensation for executives;
- Reviewed Committee agendas and supporting materials before each meeting, and raised questions/ issues with management and the Committee Chair, as appropriate;
- Provided an analysis of incentive plan design and metrics in the industry;
- Reviewed drafts of the CD&A for the Proxy Statement and related compensation tables; and
- Provided advice to the Committee on EIX CEO compensation at its February meeting, without prior review by the EIX CEO.

In addition, a Pay Governance representative attended Committee meetings and communicated directly with the Committee as needed. Pay Governance did not perform any services for the Company in 2019 unrelated to the Committee's responsibilities for our compensation programs, and all interactions by the consultants with management were related to their work for the Committee and conducted in accordance with the directions of the Committee or its Chair.

The Committee retains sole authority to hire its compensation consultant, approve its compensation, determine the nature and scope of its services, evaluate its performance, and terminate its engagement. Pursuant to SEC rules, the Committee assessed and determined that no conflict of interest exists with respect to the engagement of Pay Governance as the Committee's compensation consultant.

USE OF COMPETITIVE DATA

The Committee generally targets a competitive range of +/-15% around the market median for comparable positions for each element of total direct compensation. For 2019, the Committee used peer group data and data from pay surveys by Willis Towers Watson to determine the "market median."[1]

The Committee used the companies in the Philadelphia Utility Index in 2019 as the peer group for benchmarking performance and comparing NEO compensation for 2019. The Philadelphia Utility Index has been used by the Committee as the basis for the peer group since 2005. Use of an established market index for peer group purposes is consistent with the way investors evaluate performance across companies within an industry.

2019 PEER GROUP COMPANIES - PHILADELPHIA UTILITY INDEX

- AES Corporation
- Ameren
- American Electric Power
- American Water Works
- CenterPoint Energy
- Consolidated Edison
- Dominion Energy
- DTE Energy
- Duke Energy
- El Paso Electric (replaced by WEC Energy Group, Inc. during 2019)[2]
- Entergy
- Eversource Energy
- Exelon
- FirstEnergy
- NextEra Energy
- PG&E Corporation (replaced by Pinnacle West Capital Corporation during 2019)[2]
- Public Service Enterprise Group
- Southern Company
- Xcel Energy

(1) The term "market median" is used in this CD&A to mean the median level of pay, for that particular element of compensation and for comparable positions, based on peer group data and data from pay surveys provided by Willis Towers Watson.

(2) EL Paso Electric and PG&E Corporation were included in the Philadelphia Utility Index at the beginning of 2019 but were replaced in the Index during 2019 by WEC Energy Group, Inc. and Pinnacle West Capital Corporation, respectively. The peer group data used to determine the "market median" for 2019 included El Paso Electric and PG&E Corporation (and not WEC Energy Group, Inc. or Pinnacle West Capital Corporation) since they were in the Philadelphia Utility Index at the beginning of 2019. In contrast, WEC Energy Group, Inc. and Pinnacle West Capital Corporation (and not El Paso Electric or PG&E Corporation) were included in the peer group for determining EIX's TSR ranking for the performance shares granted in 2017. The performance period for those performance shares ended December 31, 2019 and the terms and conditions of the awards required that the peer group consist of the companies in the Philadelphia Utility Index at the end of the performance period.

EIX is near the peer group median in revenues and market capitalization. For the four quarters ending September 30, 2019, EIX had revenues of $12.4 billion compared to the peer group median of $11.9 billion (ranking 9th out of the 20 companies in the peer group), based on reported revenues. As of December 31, 2019, EIX's market capitalization was $27.0 billion compared to the peer group median of $28.3 billion (ranking 12th out of 20). For these purposes, the peer group includes WEC Energy Group, Inc. and Pinnacle West Capital Corporation.

As part of the process of setting 2019 target total direct compensation for NEOs, Pay Governance provided the Committee with benchmarking data from peer group proxy statements. In addition, the Committee received base salary, target annual incentive, and target long-term incentive grant value data from the Willis Towers Watson 2018 Energy Services and the Willis Towers Watson 2018 General Industry pay surveys. The pay survey data included compensation information from utilities, other energy companies, and companies in other industries with comparable revenues, in order to reflect the range of the Company's competitors for executive talent and provide a robust set of information to make compensation decisions. The pay survey data was presented to the Committee in aggregated form. The Committee does not consider the identities of the individual companies in the survey data to be material for its decision-making process, and the individual companies were not provided to the Committee.

The components of the market data and the relative weighting used to calculate a market median varied for each NEO position, based on the availability of sufficient comparative data for the position, and were reviewed by Pay Governance. Market median levels for 2019 were projected from available data with input from Pay Governance.

The Committee exercises its judgment in setting each executive officer's compensation levels within the competitive range described above, and may time to time vary from the competitive range, after taking into account the executive officer's experience, time in position, individual performance, internal equity, retention concerns, or other factors it considers relevant under the circumstances.

RISK CONSIDERATIONS

Our executive compensation policy directs that our total compensation structure should not encourage inappropriate or excessive risk-taking. The Committee takes risk into consideration when reviewing and approving executive compensation.

As specified in its charter, and with the assistance of Pay Governance and Company management, the Committee reviewed the Company's compensation programs for executives and for employees generally and has concluded these programs do not create risks reasonably likely to have a material adverse effect on the Company.

In concluding that the current executive compensation program does not encourage inappropriate or excessive risk-taking, the Committee noted the following characteristics that limit risk:

- Annual incentives are balanced with long-term incentives to lessen the risk that short-term objectives might be pursued to the detriment of long-term value creation;
- Goals for annual incentive programs are varied (not focused on just one metric), include safety and compliance goals, and are subject to Committee review and discretion as to the ultimate award payment for executives;
- Long-term incentive awards are subject to a multi-year vesting schedule;
- The ultimate value of equity grants is not solely dependent on stock price due to the use of relative TSR and EPS for performance shares;
- Annual incentive and performance share payouts are capped at 200% of target;
- Stock ownership guidelines require Vice Presidents and more senior officers to own Company stock worth one to six times their base salary and prohibit sales of EIX Common Stock acquired from long-term incentive awards if the required ownership level has not been achieved;
- All directors and employees, including NEOs, are prohibited from short sales, trading in derivatives and hedging of Company securities;
- Executive officers are prohibited from pledging Company securities, as are Vice Presidents and more senior officers who report directly to the EIX or SCE CFO;
- The Company has an incentive compensation clawback policy that allows the Committee or the Board to recoup incentive compensation overpayments in the event of a restatement of Company financial statements; and
- Executive retirement and deferred compensation benefits are unfunded and thus depend in part on the continued solvency of the Company.

4 POST-EMPLOYMENT AND OTHER BENEFITS

POST-EMPLOYMENT BENEFITS

The NEOs receive retirement benefits under qualified and non-qualified defined-benefit and defined-contribution retirement plans. The SCE Retirement Plan and the 401(k) Plan are both qualified retirement plans in which the NEOs participate on substantially the same terms as other participating employees.

Due to limitations imposed by ERISA and the Internal Revenue Code, the benefits payable to the NEOs under the SCE Retirement Plan and the 401(k) Plan are limited. The Executive Retirement Plan and the Executive Deferred Compensation Plan provide for our NEOs to receive some of the benefits that would be paid under the qualified plans but for such limitations, and certain additional benefits. The Committee believes these programs help us to attract and retain qualified executives.

For descriptions of the tax-qualified and non-qualified defined benefit pension plans and the Executive Deferred Compensation Plan, see the narrative to the "*Pension Benefits" and "Non-Qualified Deferred Compensation*" tables, respectively.

The Company also sponsors a disability benefit plan in which the NEOs were eligible to participate in 2019.

SEVERANCE AND CHANGE IN CONTROL BENEFITS

Our policy regarding severance protection for NEOs stems from its importance in retaining and recruiting executives. Executives have attractive opportunities with other companies or are recruited from well-compensated positions in other companies. We believe offering one year's worth of compensation and benefits if any officer is involuntarily severed without cause provides financial security to offset the risk of leaving another company or foregoing an opportunity with another company. Severance benefits are not offered for resignation for "good reason," except if a "change in control" occurs (these terms are defined in the Severance Plan).

The current executive compensation plans offer additional benefits if a change in control of EIX occurs. We believe the occurrence, or expected occurrence, of a change-in-control transaction would create uncertainty regarding continued employment for NEOs. This uncertainty would result from the fact that many change-in-control transactions result in significant organizational changes, particularly at the senior executive level.

To encourage the NEOs to remain employed with the Company during a time when their prospects for continued employment following the change in control would be uncertain, and to permit them to remain focused on the Company's interests, NEOs are provided with enhanced severance benefits if their employment is actually or constructively terminated without cause within a defined period of time around a change in control of EIX. Constructive termination (or a resignation for "good reason") would include occurrences such as a material diminution in duties or salary, or a substantial relocation.

Given that none of the NEOs has an employment agreement that provides for fixed positions or duties, or for a fixed base salary or annual incentive award, we believe a constructive termination severance trigger is needed to prevent an acquirer from having an incentive to constructively terminate an NEO's employment to avoid paying any severance benefits. We do not provide excise tax gross-ups on change-in-control severance benefits for any of our executives. We do not believe NEOs should be entitled to receive their cash severance benefits merely because a change-in-control transaction occurs. Therefore, the payment of cash severance benefits is subject to a double-trigger where an actual or constructive termination of employment must also occur before payment.

However, if a change in control occurs where EIX is not the surviving corporation, and following the transaction, outstanding equity awards would not be continued or assumed, then NEOs and other holders of awards under our equity incentive plan would receive immediate vesting of their outstanding equity awards as described under "*Potential Payments Upon Termination or Change in Control*."

We believe it is appropriate to fully vest equity awards in change-in-control situations where EIX is not the surviving corporation and the equity awards are not assumed, whether or not employment is terminated, because such a transaction ends the NEOs' ability to realize any further value with respect to the equity awards.

For detailed information on the estimated potential payments and benefits payable to NEOs if they terminate employment, including following a change in control of the Company, see "*Potential Payments Upon Termination or Change in Control*."

PERQUISITES

No perquisites were provided for our NEOs in 2019.

5 OTHER COMPENSATION POLICIES AND GUIDELINES

TAX-DEDUCTIBILITY

Federal income tax law generally prohibits a publicly-held company from deducting compensation paid to a current or former NEO that exceeds $1 million during the tax year. Certain awards granted under the EIX 2007 Performance Incentive Plan before November 2, 2017 that were based upon attaining pre-established performance measures set by the Committee, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit. There can be no assurance that any compensation the Committee intended to be deductible will in fact be deductible.

Although the potential deductibility of compensation is one of the factors the Committee generally considers when designing the Company's executive compensation program, the Committee has the flexibility to take any compensation-related actions it determines are in the best interests of the Company and its shareholders, including awarding compensation that will not be deductible for tax purposes.

STOCK OWNERSHIP GUIDELINES

To underscore the importance of linking executive and shareholder interests, the Company has stock ownership guidelines that require Vice Presidents and more senior officers to own EIX Common Stock or equivalents in an amount ranging from one to six times their annual base salary. The stock ownership guidelines for NEOs who were executive officers on December 31, 2019 are as follows:

- Mr. Pizarro – six times salary
- Ms. Rigatti and Messrs. Umanoff and Payne – three times salary
- Messrs. Murphy, Petmecky, Herrington, Swartz, and Powell, and Ms. Choi – two times salary

The NEOs are expected to achieve their ownership targets within five years from the date they became subject to the guidelines. EIX Common Stock owned outright, shares held in the 401(k) Plan, and vested and unvested restricted stock units which do not depend on performance measures are included in determining compliance with the guidelines. Shares that NEOs may acquire through the exercise or payout of stock options and performance shares are not included in determining compliance until the options or performance shares are exercised, or paid, as the case may be, and the shares are acquired. Based on ownership as of March 5, 2020, all of the NEOs are in compliance with these guidelines.

The guidelines provide that an officer subject to the guidelines may not sell EIX Common Stock acquired pursuant to an EIX long-term incentive award ("Acquired Stock") if the officer does not meet his or her ownership requirement under the guidelines. An officer whose ownership satisfies the guidelines may not sell Acquired Stock to the extent the sale would cause his or her ownership to fall below the applicable guideline level. These transfer limitations do not apply to transfers to satisfy the exercise price of an EIX stock option or to satisfy tax obligations with respect to an EIX long-term incentive award. Exceptions to the guidelines may be approved on a case-by-case basis.

HEDGING AND PLEDGING POLICY

Under the Company's Insider Trading Policy, the following activities related to Covered Securities, including EIX shares,[1] are prohibited for all directors and employees, including NEOs:

- Hedging related to Covered Securities. The Insider Trading Policy provides the following examples of hedging transactions: (i) selling security futures contracts related to Covered Securities; (ii) entering into prepaid variable forward contracts, equity swaps, or zero cost collars related to Covered Securities; and (iii) contributing a Company security to an exchange fund in exchange for an interest in the fund.
- Trading in derivatives related to Covered Securities.
- Purchasing Covered Securities on margin. Any Covered Securities purchased in the open market must be paid for fully at the time of purchase. Cashless exercises are permitted for stock options granted by the Company as compensation under the EIX 2007 Performance Incentive Plan.
- Short sales of Covered Securities. Any Covered Securities sold by the director or employee must be owned by or her at the time of sale. Cashless exercises are permitted for stock options granted by the Company as compensation under the EIX 2007 Performance Incentive Plan.

In addition, directors, executive officers, and Vice Presidents and more senior officers who report directly to the EIX or SCE CFO may not pledge Covered Securities as collateral for loans.

CLAWBACK POLICY

The Company maintains an incentive compensation clawback policy that allows the Board or the Committee to recoup incentive compensation if the Company restates its financial statements. The policy applies to cash or equity-based incentive compensation to current and former EIX and SCE NEOs and other executive officers that is paid, granted, vested or accrued in any fiscal year within the three-year period preceding the filing of the restatement. The policy allows recoupment of the difference between the incentive compensation paid, granted, vested or accrued under the original results and the incentive compensation that would have been paid, granted, vested or accrued under the restated results. The policy can be enforced by reducing or cancelling outstanding and future incentive compensation, and by a claim for repayment.

The SEC and NYSE may issue rules requiring public companies to adopt clawback policies to recover incentive compensation overpayments from executive officers under certain conditions involving accounting restatements. If such guidance is issued, the Committee or the Board will review the existing clawback policy and determine whether changes are needed.

COMPENSATION COMMITTEE REPORT

The Compensation Committee is composed of the five independent directors listed below and operates under a charter adopted by the Board, which is posted on our website at *www.edison.com/corpgov*.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of this Proxy Statement. Based upon this review and the discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis section be included in the Company's 2019 Annual Report and this Proxy Statement.

Vanessa C.L. Chang (Chair) **James T. Morris** **Timothy T. O'Toole** **Carey A. Smith** **William P. Sullivan**

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Ms. Smith joined the Compensation Committee upon her election to the Board on October 24, 2019. The other Committee members served during all of 2019. Under applicable SEC rules, there were no interlocks or insider participation on the Committee.

[1] The Insider Trading Policy defines "Covered Securities" as all of the securities of EIX and its consolidated subsidiaries, including: common, preferred and preference stocks or other equity securities; debt securities; and derivative, convertible and exchangeable securities related to these securities, whether or not issued by EIX or any of its subsidiaries.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLES

The following tables present information regarding compensation of the EIX and SCE NEOs for service during 2019, and for 2018 and/or 2017 for individuals who were also NEOs in those years. The tables were prepared in accordance with SEC requirements. The total compensation presented below does not necessarily reflect the actual total compensation received by our NEOs. The amounts under *"Stock Awards"* and *"Option Awards"* do not represent the actual amounts paid to or realized by our NEOs for these awards during 2017-2019, but represent the aggregate grant date fair value of awards granted in those years as determined for financial reporting purposes. Likewise, the amounts under *"Change in Pension Value and Non-Qualified Deferred Compensation Earnings"* do not reflect amounts paid to or realized by our NEOs during 2017-2019.

EIX SUMMARY COMPENSATION TABLE – FISCAL YEARS 2017, 2018 AND 2019

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Pedro J. Pizarro	2019	1,225,000	—	3,521,960	3,521,875	1,684,375	1,781,692	26,800	11,761,702
EIX President and	2018	1,219,971	—	3,062,599	3,062,503	—	2,361,864	70,586	9,777,523
CEO	2017	1,172,356	—	2,672,004	2,671,880	1,469,531	1,654,633	114,516	9,754,920
Maria Rigatti	2019	660,000	—	910,924	910,805	544,500	712,601	16,800	3,755,630
EIX EVP and CFO	2018	651,954	—	726,094	726,003	—	834,008	30,608	2,968,667
	2017	591,346	—	643,586	643,506	470,250	454,620	42,773	2,846,081
Kevin M. Payne	2019	605,000	—	835,046	834,908	499,125	837,445	21,800	3,633,324
SCE CEO; also SCE	2018	597,625	—	589,951	589,875	—	1,282,351	28,306	3,088,108
President effective 6/7/2019	2017	541,346	—	536,368	536,253	393,525	718,055	44,737	2,770,284
Adam S. Umanoff	2019	565,000	—	649,801	649,758	466,125	262,129	16,800	2,609,613
EIX EVP and	2018	562,989	—	550,932	550,876	—	307,941	29,432	2,002,170
General Counsel	2017	550,000	—	563,161	563,064	431,063	227,315	44,255	2,378,858
J. Andrew Murphy	2019	475,000	—	391,922	391,878	387,695	276,562	16,800	1,939,857
EIX SVP	2018	471,648	—	356,319	356,257	317,205	125,023	26,375	1,652,827
	2017	450,000	—	270,119	270,008	329,175	149,938	35,273	1,504,513

[1] Stock awards consist of performance shares and restricted stock units granted under the 2007 Performance Incentive Plan in the year indicated. The performance share and restricted stock unit amounts shown in the EIX Summary Compensation Table reflect the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For performance shares, the value is reported as of the grant date based on the probable outcome of performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions and methodologies used to calculate these amounts, see the discussion contained in (i) Note 9 (Compensation and Benefit Plans) to EIX's Consolidated Financial Statements, included as part of the Company's 2019 Annual Report and (ii) similar footnotes to EIX's Consolidated Financial Statements for prior years when the awards were granted.

The table below shows the maximum value of performance share awards included in the EIX Summary Compensation Table at the grant date assuming that the highest level of performance conditions will be achieved. For the grant date fair value of each award based on the probable outcome of the applicable performance conditions, see the "Grants of Plan-Based Awards" table below. The performance period for the 2017 performance share awards ended on December 31, 2019. EIX's TSR relative to the comparison group was below the threshold required for payout of the TSR performance shares granted in 2017. The performance periods for the 2018 and 2019 performance shares have not ended.

Name	Maximum Performance Share Potential as of Grant Date for 2019 Awards ($)	Maximum Performance Share Potential as of Grant Date for 2018 Awards ($)	Maximum Performance Share Potential as of Grant Date for 2017 Awards ($)
Pedro J. Pizarro	3,522,045	3,062,615	2,672,077
Maria Rigatti	910,974	726,110	643,559
Kevin M. Payne	835,092	589,972	536,445
Adam S. Umanoff	649,851	550,954	563,119
J. Andrew Murphy	391,970	356,346	270,187

(2) Option awards consist of non-qualified stock options granted under the 2007 Performance Incentive Plan in the year indicated. The option amounts shown in the EIX Summary Compensation Table reflect the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to calculate these amounts, see the discussion of options contained in (i) Note 9 (Compensation and Benefit Plans) to EIX's Consolidated Financial Statements, included as part of the Company's 2019 Annual Report and (ii) similar footnotes to EIX's Consolidated Financial Statements for prior years when the awards were granted.

(3) The reported amounts for 2019 include: (i) 2019 interest on deferred compensation account balances considered under SEC rules to be at above-market rates for Mr. Pizarro $29,882; Ms. Rigatti $9,186; Mr. Payne $18,697; Mr. Umanoff $32,545; and Mr. Murphy $1,964; and (ii) the 2019 aggregate change in the actuarial present value of the accumulated benefit under the SCE Retirement Plan and the EIX Executive Retirement Plan for Mr. Pizarro $1,751,810; Ms. Rigatti $703,415; Mr. Payne $818,748; Mr. Umanoff $229,584; and Mr. Murphy $274,598.

(4) Amounts reported for 2019 represent Company contributions to the 401(k) Plan for each NEO other than Messrs. Pizarro and Payne. For Mr. Pizarro, the amount reported for 2019 includes (i) $16,800 for Company contributions to the 401(k) Plan and (ii) $10,000 in charitable matching gifts under the Director Matching Gift Program described in footnote (5) to the Director Compensation Table above. For Mr. Payne, the amount reported for 2019 includes (i) $16,800 for Company contributions to the 401(k) Plan and (ii) $5,000 in charitable matching gifts under the Director Matching Gift Program described in footnote (5) to the Director Compensation Table above.

SCE SUMMARY COMPENSATION TABLE – FISCAL YEARS 2017, 2018 AND 2019

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Kevin M. Payne	2019	605,000	—	835,046	834,908	499,125	837,445	21,800	3,633,324
CEO; also President	2018	597,625	—	589,951	589,875	—	1,282,351	28,306	3,088,108
effective 6/7/19	2017	541,346	—	536,368	536,253	393,525	718,055	44,737	2,770,284
William M. Petmecky, III	2019	352,155	—	175,023	174,983	209,588	668,341	16,800	1,596,890
SVP and CFO	2018	341,430	—	169,965	169,888	173,282	202,058	21,695	1,078,318
	2017	324,808	—	170,902	170,783	173,151	316,908	16,200	1,172,752
Philip R. Herrington	2019	367,203	—	199,637	199,535	236,957	662,216	16,505	1,682,053
SVP	2018	350,975	—	174,246	174,193	197,416	391,980	21,352	1,310,162
Russell C. Swartz	2019	380,100	—	188,241	188,151	255,256	303,000	16,800	1,331,548
SVP and General Counsel	2018	380,100	—	171,188	171,052	213,236	73,361	22,816	1,031,753
	2017	376,967	—	171,140	171,051	210,518	105,401	22,275	1,057,352
Steven D. Powell EVP effective 9/2/19; SVP through 9/1/19	2019	343,285	—	184,752	184,603	211,482	381,942	16,800	1,322,864
Ronald O. Nichols	2019	132,759	—	349,459	349,318	139,302	199,930	168,718	1,339,486
President though 6/6/19	2018	446,648	—	281,338	281,252	—	153,892	24,406	1,187,536
	2017	420,673	—	233,958	233,758	263,543	143,500	41,730	1,337,162
Caroline Choi SVP	2019	355,462	—	207,975	207,900	245,351	208,181	16,800	1,241,669

(1) Stock awards consist of performance shares and restricted stock units granted under the 2007 Performance Incentive Plan in the year indicated. The performance share and restricted stock unit amounts shown in the SCE Summary Compensation Table reflect the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For performance shares, the value is reported as of the grant date based on the probable outcome of performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions and methodologies used to calculate these amounts, see the discussion contained in (i) Note 9 (Compensation and Benefit Plans) to EIX's Consolidated Financial Statements, included as part of the Company's 2019 Annual Report and (ii) similar footnotes to EIX's Consolidated Financial Statements for prior years when the awards were granted.

The table below shows the maximum value of performance share awards included in the SCE Summary Compensation Table at the grant date assuming that the highest level of performance conditions will be achieved. For the grant date fair value of each award based on the probable outcome of the applicable performance conditions, see the "Grants of Plan- Based Awards" table below. The performance period for the 2017 performance share awards ended on December 31, 2019. EIX's TSR relative to the comparison group was below the threshold required for payout of the TSR performance shares granted in 2017. The performance periods for the 2018 and 2019 performance shares have not ended.

Name	Maximum Performance Share Potential as of Grant Date for 2019 Awards ($)	Maximum Performance Share Potential as of Grant Date for 2018 Awards ($)	Maximum Performance Share Potential as of Grant Date for 2017 Awards ($)
Kevin M. Payne	835,092	589,972	536,445
William M. Petmecky, III	175,045	169,989	170,979
Philip R. Herrington	199,650	174,296	—
Russell C. Swartz	188,232	171,220	171,137
Steven D. Powell	184,787	—	—
Ronald O. Nichols	349,542	281,386	234,063
Caroline Choi	207,951	—	—

(2) Option awards consist of non-qualified stock options granted under the 2007 Performance Incentive Plan in the year indicated. The option amounts shown in the SCE Summary Compensation Table reflect the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to calculate these amounts, see the discussion of options contained in (i) Note 9 (Compensation and Benefit Plans) to EIX's Consolidated Financial Statements, included as part of the Company's 2019 Annual Report and (ii) similar footnotes to EIX's Consolidated Financial Statements for prior years when the awards were granted.

(3) The reported amounts for 2019 include: (i) 2019 interest on deferred compensation account balances considered under SEC rules to be at above-market rates for Mr. Payne $18,697; Mr. Petmecky $940; Mr. Herrington $3,828; Mr. Swartz $50,274; Mr. Powell $4,018; Mr. Nichols $4,544; and Ms. Choi $8,335; and (ii) the 2019 aggregate change in the actuarial present value of the accumulated benefit under the SCE Retirement Plan and the EIX Executive Retirement Plan for Mr. Payne $818,748; Mr. Petmecky $667,401; Mr. Herrington $658,388; Mr. Swartz $252,726; Mr. Powell $377,924; Mr. Nichols $195,386; and Ms. Choi $199,846.

(4) Amounts reported for 2019 represent Company contributions to the 401(k) Plan for each NEO other than Messrs. Payne and Nichols. For Mr. Payne, the amount reported for 2019 includes (i) $16,800 for Company contributions to the 401(k) Plan and (ii) $5,000 in charitable matching gifts under the Director Matching Gift Program described in footnote (5) to the Director Compensation Table above. For Mr. Nichols, the amount reported for 2019 includes (i) $12,462 for Company contributions to the 401(k) Plan and (ii) $156,256 for payout of accrued and unused vacation.

GRANTS OF PLAN-BASED AWARDS

The following tables present information regarding the incentive plan awards granted to the EIX and SCE NEOs during 2019 under the EIX 2007 Performance Incentive Plan and the potential 2019 target and maximum amount of performance-based annual incentive awards payable under the EIX Executive Incentive Compensation Plan ("EICP"). See the CD&A above for further information regarding award terms reported in the tables below and for discussions regarding NEO stock ownership guidelines, dividends paid on equity awards, and allocations between short-term and long-term compensation.

EIX GRANTS OF PLAN-BASED AWARDS TABLE – FISCAL YEAR 2019

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]						
Name	Grant Date	Date of Committee Action	Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares of Stock or Units (#)	Target Number of Shares of Stock or Units (#)	Maximum Number of Shares of Stock or Units (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Pedro J. Pizarro												
Stock Options	3/5/19	2/27/19								402,500	62.50	3,521,875
TSR Performance Shares	3/5/19	2/27/19				2,952	11,808	23,616				880,523
EPS Performance Shares	3/5/19	2/27/19				3,522	14,088	28,176				880,500
Restricted Stock Units	3/5/19	2/27/19							28,175			1,760,938
Annual Incentive				1,531,250	3,062,500							
Maria Rigatti												
Stock Options	3/5/19	2/27/19								104,092	62.50	910,805
TSR Performance Shares	3/5/19	2/27/19				764	3,054	6,108				227,737
EPS Performance Shares	3/5/19	2/27/19				911	3,644	7,288				227,750
Restricted Stock Units	3/5/19	2/27/19							7,287			455,438
Annual Incentive				495,000	990,000							
Kevin M. Payne												
Stock Options	3/5/19	2/27/19								95,418	62.50	834,908
TSR Performance Shares	3/5/19	2/27/19				700	2,800	5,600				208,796
EPS Performance Shares	3/5/19	2/27/19				835	3,340	6,680				208,750
Restricted Stock Units	3/5/19	2/27/19							6,680			417,500
Annual Incentive				453,750	907,500							
Adam S. Umanoff												
Stock Options	3/5/19	2/27/19								74,258	62.50	649,758
TSR Performance Shares	3/5/19	2/27/19				545	2,179	4,358				162,488
EPS Performance Shares	3/5/19	2/27/19				650	2,599	5,198				162,438
Restricted Stock Units	3/5/19	2/27/19							5,198			324,875
Annual Incentive				423,750	847,500							
J. Andrew Murphy												
Stock Options	3/5/19	2/27/19								44,786	62.50	391,878
TSR Performance Shares	3/5/19	2/27/19				329	1,314	2,628				97,985
EPS Performance Shares	3/5/19	2/27/19				392	1,568	3,136				98,000
Restricted Stock Units	3/5/19	2/27/19							3,135			195,938
Annual Incentive				332,500	665,000							

(1) Maximum amounts reported reflect 200% of the applicable annual incentive target under the EICP. For information regarding the description of performance-based conditions under the EICP, see "Annual Incentive Awards" in the CD&A above.

(2) Half of each NEO's 2019 performance share award value was granted in performance shares subject to a TSR vesting metric and the other half of the award value was granted in performance shares subject to an EPS vesting metric. The TSR and EPS components of each NEO's award are subject to different threshold and other vesting requirements. In order to reflect these differences, the table above reports the TSR and EPS components of each NEO's 2019 performance share award as separate awards. See "Long-Term Incentive Awards" in the CD&A above and "Potential Payments on Termination or Change in Control" below for information regarding the terms of the awards, the description of performance-based vesting conditions, the criteria for determining the amounts payable, and the consequences of a termination of employment in certain circumstances.

(3) The amounts shown for options, performance shares, and restricted stock units represent the grant date fair value of the awards in 2019 determined in accordance with FASB ASC Topic 718. There is no guarantee that, if and when the awards vest, they will have this value. Assumptions used in the calculation of these amounts are referenced in footnotes (1) and (2) to the EIX Summary Compensation Table.

SCE GRANTS OF PLAN-BASED AWARDS TABLE – FISCAL YEAR 2019

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]						
Name	Grant Date	Date of Committee Action	Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares of Stock or Units (#)	Target Number of Shares of Stock or Units (#)	Maximum Number of Shares of Stock or Units (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Kevin M. Payne												
Stock Options	3/5/19	2/27/19								95,418	62.50	834,908
TSR Performance Shares	3/5/19	2/27/19				700	2,800	5,600				208,796
EPS Performance Shares	3/5/19	2/27/19				835	3,340	6,680				208,750
Restricted Stock Units	3/5/19	2/27/19							6,680			417,500
Annual Incentive				453,750	907,500							
William M. Petmecky, III												
Stock Options	3/5/19	2/27/19								19,998	62.50	174,983
TSR Performance Shares	3/5/19	2/27/19				147	587	1,174				43,773
EPS Performance Shares	3/5/19	2/27/19				175	700	1,400				43,750
Restricted Stock Units	3/5/19	2/27/19							1,400			87,500
Annual Incentive				194,423	388,846							
Philip R. Herrington												
Stock Options	3/5/19	2/27/19								22,804	62.50	199,535
TSR Performance Shares	3/5/19	2/27/19				167	669	1,338				49,887
EPS Performance Shares	3/5/19	2/27/19				200	799	1,598				49,938
Restricted Stock Units	3/5/19	2/27/19							1,597			99,813
Annual Incentive				203,222	406,445							
Russell C. Swartz												
Stock Options	3/5/19	2/27/19								21,503	62.50	188,151
TSR Performance Shares	3/5/19	2/27/19				158	631	1,262				47,054
EPS Performance Shares	3/5/19	2/27/19				188	753	1,506				47,063
Restricted Stock Units	3/5/19	2/27/19							1,506			94,125
Annual Incentive				209,055	418,110							
Steven D. Powell												
Stock Options	3/5/19	2/27/19								14,616	62.50	127,890
TSR Performance Shares	3/5/19	2/27/19				107	429	858				31,991
EPS Performance Shares	3/5/19	2/27/19				128	512	1,024				32,000
Restricted Stock Units	3/5/19	2/27/19							1,024			64,000
Stock Options	9/30/19	8/21/19								5,184	75.42	56,713
TSR Performance Shares	9/30/19	8/21/19				35	139	278				14,224
EPS Performance Shares	9/30/19	8/21/19				47	188	376				14,179
Restricted Stock Units	9/30/19	8/21/19							376			28,358
Annual Incentive				173,204	346,408							

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares of Stock or Units (#)	Target Number of Shares of Stock or Units (#)	Maximum Number of Shares of Stock or Units (#)				
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Ronald O. Nichols												
Stock Options	3/5/19	2/27/19								39,922	62.50	349,318
TSR Performance Shares	3/5/19	2/27/19				293	1,172	2,344				87,396
EPS Performance Shares	3/5/19	2/27/19				350	1,398	2,796				87,375
Restricted Stock Units	3/5/19	2/27/19							2,795			174,688
Annual Incentive				126,638	253,276							
Caroline Choi												
Stock Options	3/5/19	2/27/19								23,760	62.50	207,900
TSR Performance Shares	3/5/19	2/27/19				174	697	1,394				51,975
EPS Performance Shares	3/5/19	2/27/19				208	832	1,664				52,000
Restricted Stock Units	3/5/19	2/27/19							1,664			104,000
Annual Incentive				210,421	420,841							

(1) Maximum amounts reported reflect 200% of the applicable annual incentive target under the EICP. For information regarding the description of performance-based conditions under the EICP, see "Annual Incentive Awards" in the CD&A above.

(2) Half of each NEO's 2019 performance share award value was granted in performance shares subject to a TSR vesting metric and the other half of the award value was granted in performance shares subject to an EPS vesting metric. The TSR and EPS components of each NEO's award are subject to different threshold and other vesting requirements. In order to reflect these differences, the table above reports the TSR and EPS components of each NEO's 2019 performance share award as separate awards. See "Long-Term Incentive Awards" in the CD&A above and "Potential Payments on Termination or Change in Control" below for information regarding the terms of the awards, the description of performance-based vesting conditions, the criteria for determining the amounts payable, and the consequences of a termination of employment in certain circumstances.

(3) The amounts shown for options, performance shares, and restricted stock units represent the grant date fair value of the awards in 2019 determined in accordance with FASB ASC Topic 718. There is no guarantee that, if and when the awards vest, they will have this value. Assumptions used in the calculation of these amounts are referenced in footnotes (1) and (2) to the SCE Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following tables present information regarding the outstanding equity awards held by the EIX and SCE NEOs at the end of 2019. Outstanding equity awards consist of non-qualified stock options, performance shares, and restricted stock units. Column (d) "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" (which is used to reflect option awards subject to performance-based vesting requirements) has been omitted in accordance with SEC rules because no such awards were outstanding at the end of 2019.

EIX OUTSTANDING EQUITY AWARDS TABLE – FISCAL YEAR-END 2019

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2][3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3][4] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Pedro J. Pizarro	12/31/2014	65,879	—	65.48	1/2/2024	—	—	—	—
	3/2/2015	111,608	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	87,591	29,194	66.88	1/2/2026	—	—	—	—
	9/30/2016	56,877	18,959	72.25	1/2/2026	—	—	—	—
	3/1/2017	124,972	124,970	79.38	1/4/2027	18,679	1,408,595	—	—
	3/1/2018	93,369	280,107	60.78	1/3/2028	27,133	2,046,134	40,363	3,043,781
	3/5/2019	—	402,500	62.50	1/2/2029	29,191	2,201,276	53,659	4,046,442
Maria Rigatti	9/30/2014	18,386	—	55.92	1/2/2024	—	—	—	—
	3/2/2015	22,500	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	16,578	5,525	66.88	1/2/2026	—	—	—	—
	9/30/2016	16,722	5,572	72.25	1/2/2026	—	—	—	—
	3/1/2017	30,100	30,097	79.38	1/4/2027	4,499	339,302	—	—
	3/1/2018	22,135	66,402	60.78	1/3/2028	6,433	485,098	9,570	721,678
	3/5/2019	—	104,092	62.50	1/2/2029	7,550	569,324	13,879	1,046,612
Kevin M. Payne	3/1/2013	13,790	—	48.48	1/3/2023	—	—	—	—
	3/3/2014	13,159	—	51.90	1/2/2024	—	—	—	—
	3/31/2014	2,319	—	56.61	1/2/2024	—	—	—	—
	3/2/2015	16,195	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	12,663	4,219	66.88	1/2/2026	—	—	—	—
	6/30/2016	15,597	5,198	77.67	1/2/2026	—	—	—	—
	3/1/2017	25,082	25,082	79.38	1/4/2027	3,749	282,723	—	—
	3/1/2018	17,984	53,952	60.78	1/3/2028	5,227	394,137	7,776	586,373
	3/5/2019	—	95,418	62.50	1/2/2029	6,921	521,900	12,723	959,421

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable[(1)] (#)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable[(1)] (#)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date[(1)]	Stock Awards: Number of Shares or Units of Stock That Have Not Vested[(2)] (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested[(2)(3)] ($)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[(4)] (#)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[(3)(4)] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Adam S. Umanoff	3/2/2015	83,572	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	57,012	19,003	66.88	1/2/2026	—	—	—	—
	3/1/2017	26,336	26,336	79.38	1/4/2027	3,937	296,868	—	—
	3/1/2018	16,795	50,385	60.78	1/3/2028	4,881	368,067	7,261	547,552
	3/5/2019	—	74,258	62.50	1/2/2029	5,385	406,113	9,901	746,598
J. Andrew Murphy	9/30/2015	22,471	—	63.07	1/2/2025	—	—	—	—
	3/1/2016	21,747	7,248	66.88	1/2/2026	—	—	—	—
	3/1/2017	12,630	12,628	79.38	1/4/2027	1,888	142,366	—	—
	3/1/2018	10,862	32,584	60.78	1/3/2028	3,157	238,042	4,697	354,179
	3/5/2019	—	44,786	62.50	1/2/2029	3,248	244,934	5,972	450,334

(1) Subject to each NEO's continued employment, each unvested stock option grant becomes vested in equal annual installments over a four-year vesting period, with the first installment vesting on January 2 in the year following the year in which the grant occurs and the following three installments vesting on the next three anniversaries of that date (if January 2 falls on a holiday or weekend, then vesting occurs either on the preceding business day or the next business day on which the New York Stock Exchange is open, depending on the terms applicable to the grant).

(2) Subject to each NEO's continued employment, restricted stock units become vested and payable on January 2 at the end of a three-year vesting period beginning with the year in which the grant occurs (if January 2 falls on a holiday or weekend, then vesting occurs on the preceding business day on which the New York Stock Exchange is open).

(3) The values shown in columns (h) and (j) of the table are determined by multiplying the number of shares or units reported in column (g) or (i), respectively, by the closing price of EIX Common Stock on December 31, 2019.

(4) Subject to each NEO's continued employment, approximately half of each NEO's 2018 and 2019 performance share grants become earned and vested based on EIX's comparative TSR during the relevant three-year performance period ("TSR Performance Shares") and the remainder become earned and vested based on EIX's average annual core earnings per share measured against target levels for the three calendar years in the relevant performance period ("EPS Performance Shares"). The number of performance shares included for each NEO in column (i) of the table above is the aggregate number of shares that may become earned if EIX's TSR for the 2018-2020 performance period turns out to be at the 50th percentile of the comparison group of companies, EIX's TSR for the 2019-2021 performance period turns out to be at or above the 75th percentile, and EIX's earnings per share turn out to be equal to or greater than 120% of the target level each year in the performance periods. These are the target number of 2018 TSR Performance Shares, the maximum (i.e., 200% of target) number of 2019 TSR Performance Shares, and the maximum (i.e., 200% of target) number of 2018 and 2019 EPS Performance Shares that may become payable (including shares added by reinvestment of dividend equivalents). These payout assumptions are presented in accordance with SEC guidance and are provided only for purposes of illustration and not as an expectation or projection about the future.

SCE OUTSTANDING EQUITY AWARDS TABLE – FISCAL YEAR-END 2019

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2][3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3][4] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Kevin M. Payne	3/1/2013	13,790	—	48.48	1/3/2023	—	—	—	—
	3/3/2014	13,159	—	51.90	1/2/2024	—	—	—	—
	3/31/2014	2,319	—	56.61	1/2/2024	—	—	—	—
	3/2/2015	16,195	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	12,663	4,219	66.88	1/2/2026	—	—	—	—
	6/30/2016	15,597	5,198	77.67	1/2/2026	—	—	—	—
	3/1/2017	25,082	25,082	79.38	1/4/2027	3,749	282,723	—	—
	3/1/2018	17,984	53,952	60.78	1/3/2028	5,227	394,137	7,776	586,373
	3/5/2019	—	95,418	62.50	1/2/2029	6,921	521,900	12,723	959,421
William M. Petmecky, III	9/30/2014	4,408	—	55.92	1/2/2024	—	—	—	—
	3/2/2015	8,093	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	9,378	3,124	66.88	1/2/2026	—	—	—	—
	9/30/2016	2,229	740	72.25	1/2/2026	—	—	—	—
	3/1/2017	7,988	7,988	79.38	1/4/2027	1,194	90,056	—	—
	3/1/2018	5,180	15,538	60.78	1/3/2028	1,506	113,539	2,240	168,927
	3/5/2019	—	19,998	62.50	1/2/2029	1,450	109,380	2,667	201,103
Philip R. Herrington	9/30/2015	6,407	—	63.07	1/2/2025	—	—	—	—
	3/1/2016	6,202	3,101	66.88	1/2/2026	—	—	—	—
	3/1/2017	5,154	5,151	79.38	1/4/2027	770	58,085	—	—
	9/29/2017	1,258	1,257	77.17	1/4/2027	178	13,445	—	—
	3/1/2018	5,311	15,932	60.78	1/3/2028	1,543	116,381	2,297	173,232
	3/5/2019		22,804	62.50	1/2/2029	1,655	124,772	3,042	229,386
Russell C. Swartz	3/1/2013	30,392	—	48.48	1/3/2023	—	—	—	—
	3/3/2014	22,816	—	51.90	1/2/2024	—	—	—	—
	3/2/2015	21,548	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	15,747	5,246	66.88	1/2/2026	—	—	—	—
	3/1/2017	8,002	7,999	79.38	1/4/2027	—	—	—	—
	3/1/2018	5,215	15,645	60.78	1/3/2028	—	—	2,256	170,146
	3/5/2019	—	21,503	62.50	1/2/2029	—	—	2,868	216,260

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[(1)] (#)	Number of Securities Underlying Unexercised Options Unexercisable[(1)] (#)	Option Exercise Price ($)	Option Expiration Date[(1)]	Number of Shares or Units of Stock That Have Not Vested[(2)] (#)	Market Value of Shares or Units of Stock That Have Not Vested[(2)(3)] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[(4)] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[(3)(4)] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Steven D. Powell	3/1/2013	4,077	—	48.48	1/3/2023	—	—	—	—
	3/3/2014	6,852	—	51.90	1/2/2024	—	—	—	—
	3/2/2015	6,925	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	6,246	2,082	66.88	1/2/2026	—	—	—	—
	3/1/2017	3,882	3,881	79.38	1/4/2027	580	43,773	—	—
	3/1/2018	2,546	7,637	60.78	1/3/2028	740	55,795	1,102	83,083
	9/28/2018	357	1,068	67.68	1/3/2028	112	28,596	164	12,398
	3/5/2019	—	14,616	62.50	1/2/2029	1,061	80,004	1,950	147,038
	9/30/2019	—	5,184	75.42	1/2/2029	379	28,596	660	49,739
Ronald O. Nichols	6/30/2014	11,716	—	58.11	1/2/2024	—	—	—	—
	3/2/2015	13,994	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	12,984	—	66.88	1/2/2026	—	—	—	—
	6/30/2016	8,065	—	77.67	1/2/2026	—	—	—	—
	3/1/2017	21,867	—	79.38	1/4/2027	—	—	—	—
	3/1/2018	34,299	—	60.78	1/3/2028	—	—	3,708	279,624
	3/5/2019	39,922	—	62.50	1/2/2029	—	—	5,325	401,582
Caroline Choi	3/5/2012	32,927	—	43.10	1/3/2022	—	—	—	—
	3/1/2013	15,392	—	48.48	1/3/2023	—	—	—	—
	3/3/2014	10,592	—	51.90	1/2/2024	—	—	—	—
	3/2/2015	10,004	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	7,458	—	66.88	1/2/2026	—	—	—	—
	6/30/2016	1,374	—	77.67	1/2/2026	—	—	—	—
	3/1/2017	4,334	—	79.38	1/4/2027	648	48,878	—	—
	3/1/2018	3,315	—	60.78	1/3/2028	964	72,688	1,436	108,260
	3/5/2019	—	—	62.50	1/2/2029	1,724	130,006	3,168	238,918

(1) Subject to each NEO's continued employment, each unvested stock option grant becomes vested in equal annual installments over a four-year vesting period, with the first installment vesting on January 2 in the year following the year in which the grant occurs and the following three installments vesting on the next three anniversaries of that date (if January 2 falls on a holiday or weekend, then vesting occurs either on the preceding business day or the next business day on which the New York Stock Exchange is open, depending on the terms applicable to the grant).

(2) Subject to each NEO's continued employment, restricted stock units become vested and payable on January 2 at the end of a three-year vesting period beginning with the year in which the grant occurs (if January 2 falls on a holiday or weekend, then vesting occurs on the preceding business day on which the New York Stock Exchange is open).

(3) The values shown in columns (h) and (j) of the table are determined by multiplying the number of shares or units reported in column (g) or (i), respectively, by the closing price of EIX Common Stock on December 31, 2019.

(4) Subject to each NEO's continued employment, approximately half of each NEO's 2018 and 2019 performance share grants become earned and vested based on EIX's comparative TSR during the relevant three-year performance period ("TSR Performance Shares") and the remainder become earned and vested based on EIX's average annual core earnings per share measured against target levels for the three calendar years in the relevant performance period ("EPS Performance Shares"). The number of performance shares included for each NEO in column (i) of the table above is the aggregate number of shares that may become earned if EIX's TSR for the 2018-2020 performance period turns out to be at the 50th percentile of the comparison

group of companies, EIX's TSR for the 2019-2021 performance period turns out to be at or above the 75th percentile, and EIX's earnings per share turn out to be equal to or greater than 120% of the target level each year in the performance periods. These are the target number of 2018 TSR Performance Shares, the maximum (i.e., 200% of target) number of 2019 TSR Performance Shares, and the maximum (i.e., 200% of target) number of 2018 and 2019 EPS Performance Shares that may become payable (including shares added by reinvestment of dividend equivalents). These payout assumptions are presented in accordance with SEC guidance and are provided only for purposes of illustration and not as an expectation or projection about the future.

OPTION EXERCISES AND STOCK VESTED

The following tables present information regarding the exercise of stock options by the EIX and SCE NEOs and vesting of stock awards during 2019. The stock awards listed in the following tables represent the value realized on the vesting of restricted stock units during 2019, and the value realized on the vesting of 2017 performance share awards payable for the 2017-2019 performance period. The value realized on the vesting of the 2017 performance share awards reflects a payout of approximately 60% of the target number of shares. This below-target payout was due to EIX's TSR ranking last among the companies in its comparison group for the performance period, resulting in zero payout of TSR Performance Shares granted in 2017. EIX's EPS exceeded its target for each year in the performance period by approximately 9%, 3%, and 4% respectively, resulting in a payout of 120% of the target number of EPS Performance Shares granted in 2017.

EIX OPTION EXERCISES AND STOCK VESTED TABLE – FISCAL YEAR 2019

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise[1] (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
(a)	(b)	(c)	(d)	(e)
Pedro J. Pizarro	—	—	23,498	1,542,622
Maria Rigatti	—	—	5,533	364,390
Kevin M. Payne	—	—	4,671	307,050
Adam S. Umanoff	—	—	7,216	453,612
J. Andrew Murphy	—	—	2,986	190,587

(1) There were no option exercises by EIX NEOs in 2019.

(2) The value for stock awards equals the market price of EIX Common Stock on the vesting date (January 2, 2019 for restricted stock units granted in 2016 and December 31, 2019 for performance shares granted in 2017) multiplied by the number of shares or units, as applicable, that vested.

SCE OPTION EXERCISES AND STOCK VESTED TABLE – FISCAL YEAR 2019

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[2][3] ($)
(a)	(b)	(c)	(d)	(e)
Kevin M. Payne	—	—	4,671	307,050
William M. Petmecky, III	—	—	1,706	110,160
Philip R. Herrington	—	—	1,362	87,888
Russell C. Swartz	108,744	2,752,227	2,278	171,796
Steven D. Powell	—	—	882	56,544
Ronald O. Nichols	—	—	3,830	283,055
Caroline Choi	—	—	1,142	72,086

(1) The value realized on exercise of stock options equals the difference between (i) the market price of EIX Common Stock on the exercise date and (ii) the exercise price of those options, multiplied by the number of shares as to which the options were exercised.

(2) For Mr. Nichols, the amounts reported in columns (d) and (e) above include 2,848 restricted stock units awarded in 2019 (including dividend equivalents) that vested and had a $180,808 value on June 6, 2019 when he passed away. The units were paid to Mr. Nichols' beneficiary on August 26, 2019. For Mr. Swartz, the amounts reported in columns (d) and (e) above include 1,560 restricted stock units awarded in 2019 with a December 31, 2019 value (including dividend equivalents) of $117,662 that are considered vested for this purpose because the units would have been payable in accordance with the retirement provisions of the award had he elected to retire on December 31, 2019. In accordance with applicable SEC rules, the units for Mr. Swartz discussed in this footnote are also reported as 2019 registrant contributions in the SCE Non-Qualified Deferred Compensation Table below because, while the units vested or are considered to have vested for certain purposes, they were not yet payable on December 31, 2019.

(3) With the exception of the restricted stock units discussed in footnote (2) above (which are valued in accordance with footnote (2)), the value for stock awards equals the market price of EIX Common Stock on the vesting date (January 2, 2019 for restricted stock units granted in 2016 and December 31, 2019 for performance shares granted in 2017) multiplied by the number of shares or units, as applicable, that vested.

PENSION BENEFITS

The following tables present information regarding the present value of accumulated benefits that may become payable to, and payments made to, the EIX and SCE NEOs under the Company's qualified and non-qualified defined-benefit pension plans.

EIX PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year[3] ($)
(a)	(b)	(c)	(d)	(e)
Pedro J. Pizarro	SCE Retirement Plan	20	535,957	—
	Executive Retirement Plan		8,615,545	—
Maria Rigatti	SCE Retirement Plan	20	720,066	—
	Executive Retirement Plan		2,791,001	24,868
Kevin M. Payne	SCE Retirement Plan	32	915,172	—
	Executive Retirement Plan		4,664,321	—
Adam S. Umanoff	SCE Retirement Plan	5	95,360	—
	Executive Retirement Plan		923,597	—
J. Andrew Murphy	SCE Retirement Plan	4	85,274	—
	Executive Retirement Plan		602,618	—

(1) The years of credited service are presented as of December 31, 2019 and reflect all years of credited service with EIX and its affiliates.

(2) The amounts reported in column (d) for "Present Value of Accumulated Benefit" ("PVAB") are actual retirement benefits for those who retired during 2019 or actuarial estimates of the present value of each NEO's accumulated benefits under the SCE Retirement Plan and the Executive Retirement Plan, using the same measurement date (December 31, 2019) and material assumptions used for year-end 2019 financial reporting purposes, except that it is assumed for purposes of the amounts reported in column (d) that each NEO retires at the later of December 31, 2019, 5 years of service, or age 61, the youngest age at which an unreduced retirement benefit is available from the SCE Retirement Plan and the Executive Retirement Plan. The following assumptions were used to calculate the PVAB: (i) discount rate of 3.11% for the SCE Retirement Plan and 2.80% for the Executive Retirement Plan; (ii) the Pri-2012 White Collar Mortality Table projected with the MP-2019 projection table; (iii) 80% of benefits under the SCE Retirement Plan are paid in the form of a lump sum and 20% are paid in the form of a single life annuity, while 100% of benefits under the Executive Retirement Plan are paid in the form of a lump sum; and (iv) lump sum amounts are determined using an interest rate of 4.50%.

(3) Payments were made to Ms. Rigatti in accordance with plan terms pursuant to her 2014 termination of employment from Edison Mission Energy, an indirect wholly-owned subsidiary of EIX that in 2014 had substantially all of its assets and liabilities discharged in bankruptcy or transferred to third parties.

SCE PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year[3] ($)
(a)	(b)	(c)	(d)	(e)
Kevin M. Payne	SCE Retirement Plan	32	915,172	—
	Executive Retirement Plan		4,664,321	—
William M. Petmecky, III	SCE Retirement Plan	24	536,526	—
	Executive Retirement Plan		1,545,782	—
Philip R. Herrington	SCE Retirement Plan	22	473,138	—
	Executive Retirement Plan		1,834,977	—
Russell C. Swartz	SCE Retirement Plan	27	1,024,186	—
	Executive Retirement Plan		2,694,550	—
Steven D. Powell	SCE Retirement Plan	19	272,094	—
	Executive Retirement Plan		700,081	—
Ronald O. Nichols	SCE Retirement Plan	5	132,793	4,519
	Executive Retirement Plan		601,780	45,073
Caroline Choi	SCE Retirement Plan	8	155,189	—
	Executive Retirement Plan		435,765	—

(1) The years of credited service are presented as of December 31, 2019 and reflect all years of credited service with EIX and its affiliates.

(2) See footnote (2) under "EIX Pension Benefits Table" above for information regarding the PVAB calculation.

(3) Payments were made to Mr. Nichols' beneficiary in accordance with the terms of the plan following his death.

SCE RETIREMENT PLAN

The SCE Retirement Plan is a non-contributory defined-benefit pension plan subject to ERISA. The Retirement Plan was a traditional final average pay plan with a Social Security offset until April 1, 1999, when for most participants a transition to cash balance features was adopted. Employees hired on or after December 31, 2017 are not eligible to participate in the plan.

FORM OF PAYMENT

Eligible participants may elect a lump sum, life annuity, joint and survivor annuity (if married), or a contingent annuity. For married participants, payment in a joint and 50% survivor annuity is the automatic form of benefit, absent an alternative election. The Company pays the cost of the spousal survivor annuity benefit. For single participants, the single life annuity option is the automatic payment method. Participants can choose to start receiving benefit payments after separation from service or can effectively defer commencement of payments until age 72.

CASH BALANCE BENEFITS

Eligible employees have cash balance accounts that earn interest monthly based on the third segment rate of a corporate bond yield curve specified by the Internal Revenue Service for the month of August preceding the plan year.

Eligible employees of participating companies also earn a monthly pay credit ranging from 3% to 9% of base pay, depending on the number of age plus service "points" the participant has earned. The pay credits are received for each month the participant has an hour of service with the participating company. An additional credit of $150 per month is applied each month to the cash balance account of each participant who is eligible to receive a pay credit for that month.

GRANDFATHERED BENEFITS

Eligible participants (at least age 50 or with 60 combined age and service points as of March 31, 1999) are considered "grandfathered" and accrue benefits under prior plan formulas.

Upon separation, the grandfathered participant will be eligible to receive the greater of the benefit calculated under the prior plan formulas (offset by any profit sharing account balance in the 401(k) Plan) or the value of the new cash balance account.

An actuarial reduction of the normal age 65 benefit applies if a grandfathered participant either terminates prior to age 55 and commences benefits prior to age 65, or retires and commences benefits after attaining age 55 but prior to age 61. The pension benefit commencing at age 55 for an employee terminating prior to age 55 with at least five years of service is 53.6% of the normal age 65 benefit, while the pension benefit commencing at age 55 for an employee retiring at age 55 with at least five years of service is 77% of the normal age 65 benefit. Lesser early retirement reductions are applied for benefit commencement after age 55 but prior to age 61. An unreduced early retirement benefit is available from age 61 through age 64.

No NEO is eligible for grandfathered benefits under the SCE Retirement Plan.

VESTING

Full vesting occurs after three years of service, upon attainment of age 65, or upon death while employed.

EXECUTIVE RETIREMENT PLAN

The Executive Retirement Plan is an unfunded benefit plan permitted by ERISA and designed to allow NEOs and other executives to receive benefits that would be paid under the SCE Retirement Plan or 401(k) Plan but for limitations under ERISA and the Internal Revenue Code, and certain additional benefits. As part of the 2008 Internal Revenue Code Section 409A amendments, the Executive Retirement Plan was separated into two plan documents. The grandfathered plan document applies to benefits accrued, determined and vested prior to January 1, 2005, while the 2008 plan document applies to benefits accrued, determined or vested on or after January 1, 2005.

ELIGIBILITY AND VESTING

Company executives, including the NEOs, are eligible to participate in the Executive Retirement Plan. Benefits vest after five years of service, upon death or disability, or upon becoming eligible for severance benefits under the Severance Plan.

FINAL AVERAGE PAY BENEFIT FORMULA PRIOR TO 2018

Executives who participated in the Executive Retirement Plan prior to January 1, 2018 accrued an age 65 benefit calculated using the following final average pay formula:

(1.75% x Total Compensation for each year up to 30 years) + (1% x Total Compensation for each year over 30 years).

Total Compensation is the NEO's base salary and annual incentive award earned in the 36 consecutive months when the total of these payments was the highest (the 36 months need not be consecutive for those grandfathered in the provisions effective prior to 2008).

Because he was a senior executive prior to January 1, 2006, Mr. Pizarro accrued an additional service percentage of 0.75% per year for his first ten years of service.

The actual benefit payable is reduced and offset by (i) all amounts payable under the SCE Retirement Plan described above, (ii) up to 40% of the executive's primary Social Security benefits and (iii) the value of 401(k) Plan accounts derived from the Company's profit sharing contributions, if any.

EXECUTIVE RETIREMENT ACCOUNT FORMULA FOR NEW EXECUTIVES AFTER 2017

The Committee changed the Executive Retirement Plan benefit effective January 1, 2018 in order to simplify the plan for new executives and decrease the portion of executives' compensation and benefits packages not tied directly to performance. An individual who first participates in the plan on or after January 1, 2018 will not receive a final average pay benefit. Instead, the individual's Executive Retirement Plan benefit will be based on the total credits in his or her Executive Retirement Account ("ERA"). Executives first participating in the Executive Retirement Plan on or after January 1, 2018 receive the following ERA credits: (i) ERA Salary Credits equal to 12% of the differential between the executive's actual salary for a year and the executive's earnings taken into account for purposes of determining deferrals under the 401(k) Plan for that year (unless the executive was employed as a non-executive by the Company prior to 2018 and is receiving cash balance credits under the SCE Retirement Plan, in which case the ERA Salary Credits are calculated in the same manner as described in *Benefit Formula for Continuing Executives* below); (ii) 12% of the executive's annual incentive paid under the Executive Incentive Compensation Plan, beginning with the annual incentive for 2018 ("ERA Bonus Credits"); and (iii) interest on the ERA balance based on the average monthly Moody's Corporate Bond Yield for Baa Public Utility Bonds over a sixty-month period preceding September 1 of the prior year ("ERA Interest Credits"). EIX may change the interest rate for ERA Interest Credits on a prospective basis for all plan participants.

BENEFIT FORMULA FOR OTHER EXECUTIVES

Individuals who participated in the Executive Retirement Plan prior to 2018 and were executives on January 1, 2018 will receive a benefit that is the lesser of: (i) the lump sum value of the final average pay benefit determined as described above in *Final Average Pay Benefit Formula Prior to 2018* (determined taking into account service before and after January 1, 2018); or (ii) the sum of (x) the lump sum value of the final average pay benefit determined as described above in *Final Average Pay Benefit Formula Prior to 2018* but substituting 1% for 1.75% and 0.5% for 1% in the final average pay benefit formula as to years of service accrued after 2017 and (y) the total credits in the participant's Executive Retirement Account. The aggregate benefit under the Executive Retirement Plan (i.e., totaling the final average pay benefit, if applicable, and the ERA benefit) is expected to be reduced for most executives and will be unchanged for the rest.

Executives who participated in the Executive Retirement Plan prior to 2018 received the following ERA credits for 2019:

- 2019 Trued-Up Salary Credits equal to: 12% of the executive's actual salary for 2019; minus an assumed match of 6% of the executive's earnings taken into account for purposes of determining deferrals under the 401(k) Plan for 2019; minus the executive's cash balance pay credits for 2019 under the SCE Retirement Plan. If this calculation resulted in a negative number ("Bonus Adjustment"), the executive received no 2019 Trued-Up Salary Credits and the Bonus Adjustment was applied to the executive's 2019 Trued-Up Bonus Credits.
- 2019 Trued-Up Bonus Credits equal to: 12% of the executive's actual bonus for 2019 under the EICP; as adjusted downward by applying any Bonus Adjustment.
- ERA Interest Credits.

As discussed in the 2019 Proxy Statement, the Committee decided, in consultation with management and with its full support and agreement, that, in light of the impact of wildfires on communities within SCE's service territory, no annual incentive award would be paid for 2018 to Messrs. Pizarro, Payne, Umanoff, and Nichols and Ms. Rigatti. Since this annual incentive action by the Committee was not a reflection on the performance of the five NEOs, and since it was not intended to impact these NEOs' retirement benefits, the Committee amended the Executive Retirement Plan in 2019 after Mr. Nichols' death to preserve the intended retirement benefits for Mr. Nichols and his beneficiaries. The amendment provided that, for purposes of determining Mr. Nichols' Executive Retirement Plan benefits, Mr. Nichols would be treated as having received a 2018 annual incentive award equal to 91.8% of target (see "Grants of Plan-Based Awards" in the 2019 Proxy Statement for Mr. Nichols' target 2018 annual incentive award). This percentage of target was the result of multiplying (i) the actual 2018 corporate performance factor of 102% for SCE, and (ii) the target individual performance factor of 100% reduced by the 10 percentage-point deduction applied for 2018 to all NEOs for unmet foundational safety goals (see "2018 Annual Incentive Awards" in the 2019 Proxy Statement for additional information about the corporate performance factor and the unmet foundational safety goals).

SEVERANCE BENEFIT

If an NEO becomes entitled to severance benefits under the EIX 2008 Executive Severance Plan (the "Severance Plan"), or any successor plan, the NEO will receive additional service and age credits for purposes of the final average pay benefit and/or additional ERA credits, as applicable, to calculate the NEO's benefit under the Executive Retirement Plan as described under *"Potential Payments Upon Termination or Change in Control"* below. These severance benefit protections are provided to attract and retain qualified executives.

PAYMENT OF PLAN BENEFITS

Benefits that become payable under the grandfathered plan document are generally payable as follows. Upon a vested participant's retirement at or after age 55 or death, the normal form of benefit is a life annuity, paid monthly, with a 50% spousal survivor benefit following the death of the participant (if the surviving spouse is more than five years younger than the participant, the spousal benefit will be reduced to an amount less than 50% of the pre-death benefit to account for the longer projected payout period). The Company pays the cost of this spousal survivor benefit. A contingent annuity benefit for a survivor other than a spouse is also available, but without company subsidy.

Participants may elect to receive an alternative form of benefit, such as a lump-sum payment or monthly payments over 60 or 120 months. If the participant's employment terminates for any reason other than death, retirement, permanent and total disability, or involuntary termination not for cause, vested benefits will be paid after the participant attains age 55 in an annuity only. If a participant's employment is terminated for cause, all benefits will be forfeited.

Benefits that become payable under the 2008 plan document are generally payable as follows. Participants have sub-accounts for each annual accrual for which the following forms of payment may be elected: single lump-sum; two to fifteen annual installments; monthly installments for 60, 120, or 180 months; a life annuity with a 50% spousal survivor benefit following the participant's death; or a contingent annuity. Participants may elect to have their designated form of payment triggered by their retirement, death, disability or other separation from service; however, payment will not occur before a participant reaches age 55 other than in the case of death or disability.

Payments triggered by retirement, death, disability or other separation from service may begin upon the applicable triggering event, the later of the applicable triggering event and a specific month and year, or a specified number of months and/or years, following the applicable triggering event; however, payments generally may not begin later than the participant's 75th birthday unless the participant is still employed. Payments may be delayed or accelerated under the 2008 plan document if permitted or required under Section 409A of the Internal Revenue Code; if payments are delayed after the later of the applicable triggering event or age 55, interest is credited at a rate based on the average monthly Moody's Corporate Bond Yield for Baa Public Utility Bonds over a sixty-month period preceding September 1 of the prior year. EIX established this interest rate for all plan participants, and may change the interest rate on a prospective basis.

The annuity options available under the 2008 plan document have the same features as the annuity options available under the grandfathered plan document. Account balances payable in installments under the 2008 plan document earn interest at a rate of interest determined in the same manner as described in the preceding paragraph for delayed payments.

The final average pay benefit formula includes benefit reductions for termination prior to age 55, or early retirement after attaining age 55 but prior to age 61, similar to the formula for the SCE Retirement Plan discussed above. If an NEO terminates prior to age 55 but with a total of 68 years of age and service, the final average pay benefit formula includes a special early retirement benefit reduction based on the SCE Retirement Plan formula for early retirement. As of December 31, 2019, Messrs. Pizarro and Petmecky were eligible for this special early retirement benefit. An unreduced early retirement benefit is available for retirement at age 61 through age 64, but none of the NEOs qualified as of December 31, 2019.

NON-QUALIFIED DEFERRED COMPENSATION

The following tables present information regarding the contributions to and earnings on the EIX and SCE NEOs' deferred compensation balances during 2019, and the total deferred amounts for the NEOs at the end of 2019. All deferrals are under the Executive Deferred Compensation Plan (EDCP), except for restricted stock units (RSUs) that vested or are considered to have been vested for certain purposes at the end of 2019 as a result of the retirement vesting provisions applicable to the RSUs.

EIX NON-QUALIFIED DEFERRED COMPENSATION TABLE – FISCAL YEAR 2019

Name[(1)]		Executive Contributions in Last Fiscal Year[(2)] ($)	Registrant Contributions in Last Fiscal Year[(2)] ($)	Aggregate Earnings in Last Fiscal Year[(3)] ($)	Aggregate Withdrawals/ Distributions[(4)] ($)	Aggregate Balance at Last Fiscal Year End ($)
(a)		(b)	(c)	(d)	(e)	(f)
Pedro J. Pizarro	EDCP	357,772	—	128,492	—	2,847,076
Maria Rigatti	EDCP	—	—	39,499	4,741	872,382
Kevin M. Payne	EDCP	—	—	80,396	—	1,780,102
Adam S. Umanoff	EDCP	160,446	—	139,945	—	3,099,532
J. Andrew Murphy	EDCP	25,376	—	8,444	—	191,811

(1) The balances shown represent compensation already reportable in the Summary Compensation Tables in this and prior Proxy Statements, except for the portion of interest not considered above-market under SEC rules. Although the contributions to the EDCP reflect compensation that was earned, the officers chose not to have the compensation paid, but instead deferred it, essentially lending to the Company as unsecured general creditors, in return for interest paid at a rate based on Moody's Corporate Bond Yield for Baa Public Utility Bonds over a 60-month period ending September 1 of the prior year.

(2) The amounts reported as executive and registrant contributions in 2019 also are included as compensation in the appropriate columns of the EIX Summary Compensation Table above.

(3) Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is included as compensation in column (h) of the EIX Summary Compensation Table above.

(4) Distributions to Ms. Rigatti were made in accordance with plan terms pursuant to her 2014 termination of employment from Edison Mission Energy, an indirect wholly-owned subsidiary of EIX that in 2014 had substantially all of its assets and liabilities discharged in bankruptcy or transferred to third parties.

SCE NON-QUALIFIED DEFERRED COMPENSATION TABLE – FISCAL YEAR 2019

Name[(1)]		Executive Contributions in Last Fiscal Year[(2)] ($)	Registrant Contributions in Last Fiscal Year[(2)] ($)	Aggregate Earnings in Last Fiscal Year[(3)] ($)	Aggregate Withdrawals/ Distributions[(4)] ($)	Aggregate Balance at Last Fiscal Year End ($)
(a)		(b)	(c)	(d)	(e)	(f)
Kevin M. Payne	EDCP	—	—	80,396	—	1,780,102
William M. Petmecky, III	EDCP	43,321	—	4,041	—	97,720
Philip R. Herrington	EDCP	186,988	—	16,461	—	425,528
Russell C. Swartz	EDCP	—	—	216,178	—	4,786,538
	RSUs	—	117,662	55,926	76,074	322,595
Steven D. Powell	EDCP	112,774	—	17,279	114,768	344,366
Ronald O. Nichols	EDCP	23,138	—	19,538	307,032	205,216
	RSUs	—	—	71,749	374,600	—
Caroline Choi	EDCP	116,447	—	35,840	—	815,761

(1) The balances shown represent compensation already reportable in the Summary Compensation Tables in this and prior Proxy Statements, except for the portion of interest not considered above-market under SEC rules. Although the contributions to the EDCP reflect compensation that was earned, the officers chose not to have the compensation paid, but instead deferred it, essentially lending to the Company as unsecured general creditors, in return for interest paid at a rate based on Moody's Corporate Bond Yield for Baa Public Utility Bonds over a 60-month period ending September 1 of the prior year.

(2) The amounts reported as executive and registrant contributions in 2019 also are included as compensation in the appropriate columns of the SCE Summary Compensation Table above, except that the restricted stock units awarded in 2019 to Mr. Swartz are reported as of their grant date fair value in the Stock Awards column of the SCE Summary Compensation Table above, while in this SCE Non-Qualified Deferred Compensation Table they are reported as registrant contributions based on the closing price of EIX Common Stock on December 31, 2019 and include dividend equivalents accrued as of December 31, 2019. The restricted stock units awarded in 2019 to Mr. Swartz (and the dividend equivalents thereon) are considered to have become vested for certain purposes during 2019 as a result of the retirement vesting provisions applicable to these awards. In accordance with applicable SEC rules, these units are reflected in this table because, while the units are considered to have been vested for certain purposes at the end of 2019, they had not yet become payable.

(3) Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is included as compensation in column (h) of the SCE Summary Compensation Table above.

(4) For Mr. Swartz, the amount reported as aggregate withdrawals/distributions reflects 2019 payments in EIX Common Stock for restricted stock units awarded in 2016 that are considered to have become vested for certain purposes prior to 2019 but not payable until 2019 as a result of the retirement vesting provisions applicable to the award; the amount reported is based on the closing price of EIX Common Stock on January 2, 2019. For Mr. Nichols, the amount reported for RSUs as aggregate withdrawals/ distributions reflects 2019 payments in EIX Common Stock for restricted stock units awarded in 2016, 2017, and 2018 that are

considered to have become vested for certain purposes prior to 2019 but not payable until 2019 as a result of the retirement vesting provisions applicable to the award; the amount reported is based on the closing price of EIX Common Stock on January 2, 2019 for the payment of the restricted stock units awarded in 2016 and based on the closing price of EIX Common Stock on August 26, 2019 for the payment of the restricted stock units awarded in 2017 and 2018. Distributions to Messrs. Powell and Nichols were made in accordance with their respective elections and plan terms.

EXECUTIVE DEFERRED COMPENSATION PLAN

As part of the 2008 Internal Revenue Code Section 409A amendments, the Executive Deferred Compensation Plan was separated into two plan documents. The grandfathered plan document applies to deferrals earned, determined and vested prior to January 1, 2005, while the 2008 plan document applies to deferrals earned, determined or vested on or after January 1, 2005.

CONTRIBUTIONS

Each NEO may elect to defer up to 75% of base salary. Each NEO may also elect to defer up to either 85% or 100% (less the tax withholding due in connection with the deferral) of any annual incentive award earned or the cash portion of performance share payouts. All such deferrals are fully-vested.

The Committee changed the Executive Deferred Compensation Plan effective January 1, 2018 to eliminate matching contributions, in order to simplify the plan and decrease the portion of executives' compensation and benefits packages not tied directly to performance. For matching contributions that were made prior to this plan change, vesting occurs after five years of service, upon death or disability, or a separation from service where the NEO becomes entitled to severance benefits under the Severance Plan.

INTEREST

Amounts deferred (including earnings and matching contributions) accrue interest until paid. The interest crediting rate on each NEO's account balance is the average monthly Moody's Corporate Bond Yield for Baa Public Utility Bonds over a sixty-month period ending September 1. EIX established this interest rate for all plan participants, and has discretion to change the interest rate on a prospective basis.

PAYMENT OF GRANDFATHERED BENEFITS

Benefits under the grandfathered plan document may be deferred until a specified date, retirement, death or termination of employment. At the participant's election, compensation deferred until retirement or death may be paid as a lump sum, in monthly installments over 60, 120, or 180 months, or in a combination of a partial lump sum and installments. Deferred compensation is paid as a single lump sum or in three annual installments upon any other termination of employment. However, if a participant's employment is terminated without cause, the participant may elect to receive payment at such time or a later date when the participant turns age 55, and the same payment options available for retirement will generally be applicable.

Each NEO was permitted to elect at the time of deferral to receive payment of such deferral on a fixed date in accordance with procedures established under the grandfathered plan document, and deferred amounts may also be paid in connection with a change in control of EIX or SCE in certain circumstances.

Certain amounts deferred under the grandfathered plan document may be withdrawn at any time at the election of an NEO; however, any amounts withdrawn are subject to a 10% early withdrawal penalty. Emergency hardship withdrawals without penalty also may be permitted at EIX's discretion.

PAYMENT OF 2008 PLAN BENEFITS

Benefits under the 2008 plan document may be deferred until a specified date no later than the date the participant turns age 75, retirement, death, disability or other separation from service. Participants have sub-accounts for each annual deferral for which the following forms of payment may be elected: single lump-sum; two to fifteen annual installments; or monthly installments for 60, 120 or 180 months.

Payments triggered by retirement, death, disability or other separation from service may begin upon the applicable triggering event or a specified number of months and/or years following the applicable triggering event; however, payments may not begin later than the participant's 75th birthday unless the participant is still employed. Payments are subject to certain administrative earliest payment date rules, and may be delayed or accelerated under the 2008 plan document if permitted or required under Section 409A of the Internal Revenue Code.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following plans provide benefits that may become payable to NEOs, depending on the circumstances surrounding their termination of employment with the Company. When listing the potential payments to the NEOs under the plans described below, it is assumed that the applicable triggering event (retirement or other termination of employment) occurred on December 31, 2019 and that the price per share of EIX Common Stock is equal to the closing price as of the last NYSE trading day in 2019. Except in Long-Term Equity below, this section does not address Mr. Nichols since he passed away on June 6, 2019.

2008 EXECUTIVE SEVERANCE PLAN

EIX provides severance benefits and change-in-control benefits to executives, including all NEOs, under the 2008 Executive Severance Plan (the "Severance Plan"). In addition, severance benefits are provided through other plans or agreements included in the following description of severance benefits.

To receive any severance benefits, an NEO must release EIX and its affiliates from all claims arising out of the officer's employment relationship and agree to certain confidentiality and non-solicitation restrictions in favor of the Company.

SEVERANCE BENEFITS – NO CHANGE IN CONTROL

Under the Severance Plan, an eligible executive is generally entitled to severance benefits if his or her employment is involuntarily terminated without "cause" and other than due to the executive's "disability" (as these terms are defined in the Severance Plan).

Severance Plan benefits payable upon an involuntary termination without cause include:

- A lump sum cash payment equal to the total of (i) a year's base salary at the highest rate in effect during the preceding 24 months, (ii) an amount equal to the executive's base salary at the highest rate in effect during the preceding 24 months multiplied by the executive's highest target annual incentive percentage in effect during the preceding 24 months, and (iii) an amount equal to a pro-rata portion, based on the weekdays employed in the year of severance, of the executive's base salary at the highest rate in effect during the preceding 24 months multiplied by the executive's highest target annual incentive percentage in effect during the preceding 24 months;
- Eligibility for early retiree health care coverage if the NEO would have been eligible for early retiree health care coverage under the terms of an applicable non-executive severance plan, and if not, then an additional 12 to 18 months of health benefits (no additional health benefits are provided if the NEO is eligible for retiree health care under the terms applicable to non-executive non-severed employees);
- Reimbursement of up to $20,000 for outplacement costs incurred within two years following separation from service; and
- Reimbursement for educational costs up to $5,000 or $10,000, whichever is the applicable maximum amount allowed under the applicable non-executive severance plan.

In addition to Severance Plan benefits, other benefits payable to an eligible executive upon an involuntary termination without cause generally include:

- An additional year of service and age for purposes of determining eligibility for retirement vesting for outstanding long-term incentives (as described below in "Long-Term Equity"). If the executive does not qualify for retirement vesting with the additional year of service and age, then the following benefits apply: (i) vesting in a pro-rata portion of outstanding stock options and restricted stock units with one additional year of vesting credit applied under the award terms; (ii) vesting in a pro-rata portion of outstanding performance shares that become earned based on Company performance with one additional year of vesting credit applied under the award terms; and (iii) a period of up to one year to exercise any vested stock options;
- Full vesting and an additional year of service and age credits and/or ERA credits for purposes of calculating the executive's benefit under the Executive Retirement Plan; and
- Vesting in any unvested amounts under the Executive Deferred Compensation Plan.

SEVERANCE BENEFITS – CHANGE IN CONTROL

The severance benefits described above would be enhanced if the NEO's employment is terminated for a qualifying reason during a period that started six months before and ended two years after a change in control of EIX. Qualifying reasons are defined to include an involuntary termination of the NEO's employment for any reason other than cause or disability, or the NEO's voluntary termination of employment for a "good reason" (as this term is defined in the Severance Plan). Except as noted below, these benefits are not triggered automatically by a change in control absent an actual or constructive termination of the NEO's employment by the Company without cause.

Upon a qualifying termination, outstanding stock options, restricted stock units and performance shares and related dividend equivalents would become fully vested, with performance shares and related dividend equivalents only becoming earned if actual performance during the performance period results in a payout, and with stock options remaining exercisable for up to three years. Absent a qualifying termination, stock options and performance shares would continue to vest on their normal schedule unless the awards were not continued or assumed.

The EIX 2007 Performance Incentive Plan and terms and conditions of awards under the plan provide for special rules that would apply if outstanding equity awards were not continued or assumed in connection with any dissolution, sale of all or substantially all of the assets or stock, merger or reorganization, or other event where EIX is not the surviving corporation. Following such a transaction, and regardless of whether an NEO's employment were terminated, outstanding stock options and performance shares and any related dividend equivalents would become fully vested. Options that became vested with a change in control would be exercised prior to the change in control or "cashed-out" in connection with the change-in-control transaction.

Performance shares and related dividend equivalents would be earned based on a shortened performance period. The performance period applicable to the performance shares would be deemed to end on the day before the change in control, and performance shares would vest and become payable, if at all, based on EIX's TSR ranking or achievement of EPS target, as applicable, during the shortened performance period. Any performance shares that became payable during the shortened performance period associated with a change in control would be paid in cash within 74 days after the change in control, and any performance shares that did not become payable would terminate for no value on the date of the change in control.

In such a change in control transaction described above, the restricted stock units would generally continue to vest and become payable according to their original vesting schedule, unless the restricted stock units are terminated in accordance with special rules under Code Section 409A, in which case they would become fully vested.

For Messrs. Pizarro, Payne, and Umanoff and Ms. Rigatti, the enhanced change-in-control severance benefits would be:

- Three times the cash severance amount payable for involuntary termination absent a change in control (except that the pro-rated annual incentive payment amount for the year of termination would not be trebled);
- Health benefits for the maximum period the NEO would be entitled to continuation coverage under COBRA (unless eligible for retiree health care);
- Three years of service and age credits and/or ERA credits under the Executive Retirement Plan; and
- Reimbursement of up to $50,000 for outplacement costs.

For the other NEOs who were employed on December 31, 2019, the enhanced change-in-control severance benefits would be:

- Two times the cash severance amount payable for involuntary termination absent a change in control (except that the pro-rated annual incentive payment amount for the year of termination would not be doubled);
- Health benefits for the maximum period the NEO would be entitled to continuation coverage under COBRA (unless eligible for retiree health care);
- Two years of service and age credits and/or ERA credits under the Executive Retirement Plan; and
- Reimbursement of up to $30,000 for outplacement costs.

LONG-TERM EQUITY

If an NEO terminates employment after reaching age 65, or age 61 with five years of service, (i) stock options will vest and continue to become exercisable as scheduled, (ii) performance shares will be retained with vesting based on the applicable performance metrics, and (iii) restricted stock units will vest and become payable as scheduled; in each instance, as though the NEO's employment had continued through the vesting period and subject to a pro-rated reduction if the NEO retires within the year of grant. Mr. Swartz would be eligible for these special vesting provisions upon retirement. If an NEO dies or becomes disabled while employed, stock options and restricted stock units will immediately vest and become exercisable and payable, respectively, and performance shares will be retained, with vesting based on the applicable performance metrics. These provisions applied to Mr. Nichols' long-term equity upon his death.

DEFERRED COMPENSATION PLANS

Upon an NEO's retirement or other termination of employment, the NEO generally will receive a payout of any non-qualified deferred compensation balances under the Executive Deferred Compensation Plan. The Non-Qualified Deferred Compensation table and related discussion above describe these deferred compensation balances and payment terms. In the event of involuntary termination not for cause or qualifying termination in a change in control, unvested amounts derived from Company contributions would vest. Only Mr. Murphy had such unvested amounts as of December 31, 2019, which would have totaled $49,300.

SCE RETIREMENT PLAN AND EXECUTIVE RETIREMENT PLAN

In connection with an NEO's termination of employment, the NEO will generally receive a payout of his or her vested retirement benefits under the SCE Retirement Plan and the Executive Retirement Plan. See "Pension Benefits" above for a discussion of these retirement payments and associated survivor benefits.

EIX POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table presents the estimated payments and benefits that would have been payable to the EIX NEOs as of December 31, 2019 in the event of involuntary termination of employment without cause (severance), separation in connection with a change in control of the Company (enhanced severance), and separation due to death or disability. The amounts reported in the table do not include benefits that would have been payable to the NEO if the triggering event had not occurred.

Name	Severance ($)	Enhanced Change in Control Severance[(1)] ($)	Death/ Disability ($)
Pedro J. Pizarro			
Lump sum cash	2,756,250	8,268,750	—
Health care coverage[(2)]	151,816	151,816	—
Retirement plan benefits[(3)]	436,492	1,309,328	—
Equity acceleration[(4)]	10,397,854	15,417,280	15,417,280
Reimbursable expenses[(5)]	30,000	60,000	—
Survivor benefits	—	—	—
Maria Rigatti			
Lump sum cash	1,155,000	3,465,000	—
Health care coverage[(2)]	—	—	—
Retirement plan benefits[(3)]	181,558	544,832	—
Equity acceleration[(4)]	2,586,088	3,854,744	3,854,744
Reimbursable expenses[(5)]	30,000	60,000	—
Survivor benefits	—	—	—

Name	Severance ($)	Enhanced Change in Control Severance[1] ($)	Death/ Disability ($)
Kevin M. Payne			
Lump sum cash	1,058,750	3,176,250	—
Health care coverage[2]	—	—	—
Retirement plan benefits[3]	130,741	392,054	—
Equity acceleration[4]	2,252,410	3,381,647	3,381,647
Reimbursable expenses[5]	30,000	60,000	—
Survivor benefits	—	—	—
Adam S. Umanoff			
Lump sum cash	988,750	2,966,250	—
Health care coverage	12,368	18,551	—
Retirement plan benefits[3]	207,486	622,457	—
Equity acceleration[4]	2,816,059	2,816,059	2,816,059
Reimbursable expenses[5]	30,000	60,000	—
Survivor benefits	—	—	—
J. Andrew Murphy			
Lump sum cash	807,500	1,615,000	—
Health care coverage	12,368	18,551	—
Retirement plan benefits[3]	806,353	960,789	651,918
Equity acceleration[4]	1,099,663	1,746,713	1,746,713
Reimbursable expenses[5]	25,000	35,000	—
Survivor benefits	—	—	—

(1) The benefits in the table for a hypothetical change-in-control severance would be in lieu of (not in addition to) the severance benefits as disclosed for an involuntary termination without cause.

(2) Mr. Pizarro would have become eligible for retiree health care benefits as a result of eligibility for severance benefits. Ms. Rigatti and Mr. Payne would have been eligible for retiree health care benefits due to retirement, regardless of eligibility to receive severance benefits.

(3) The amounts reported for severance and change-in-control severance (i) includes for all NEOs, the actuarial values of the additional years of age and service that would have been credited under the Executive Retirement Plan for the hypothetical severance and change-in-control severance, and (ii) also includes for Mr. Murphy the actuarial value of his Executive Retirement Plan benefit without those additional years of age and service and the value of Company contributions under the Executive Deferred Compensation Plan that would vest due to severance, death, or disability (collectively, the "Unvested Retirement Benefits"). The amount reported for death/disability for Mr. Murphy is the value of his Unvested Retirement Benefits.

(4) The values shown for equity acceleration assume (only for purposes of illustration and not as an expectation or projection about the future) that the performance as of December 31, 2019 for outstanding performance shares will continue at the same level through the remainder of the respective performance periods: 2018 and 2019 TSR Performance shares will have payment multiples of 0.25x and 2.00x, respectively; and 2018 and 2019 EPS Performance shares will have payment multiples of 1.10x and 1.20x, respectively. The values shown also assume for purposes of illustration that equity awards would be continued following a change-in-control transaction. If equity awards were to be terminated in connection with a change-in-control transaction, triggering accelerated vesting of the awards in connection with the termination of the awards, then the same equity award acceleration value shown in the table above would have been triggered had such a change in control and termination of the awards occurred on December 31, 2019. In such circumstances, that equity acceleration value would not also be included in severance benefits for the NEO as the benefit would have already been provided in connection with the change in control. If Mr. Umanoff had received severance benefits as of December 31, 2019, his equity would have qualified for retirement vesting.

(5) Includes outplacement and educational assistance benefits.

SCE POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table presents the estimated payments and benefits that would have been payable as of December 31, 2019 to the SCE NEOs who were employed on that date, in the event of involuntary termination of employment without cause (severance), separation in connection with a change in control of the Company (enhanced severance), and separation due to death or disability. The amounts reported in the table do not include benefits that would have been payable to the NEO if the triggering event had not occurred.

Name	Severance ($)	Enhanced Change in Control Severance[(1)] ($)	Death/ Disability ($)
Kevin M. Payne			
Lump sum cash	1,058,750	3,176,250	—
Health care coverage[(2)]	—	—	—
Retirement plan benefits[(3)]	130,741	392,054	—
Equity acceleration[(4)]	2,252,410	3,381,647	3,381,647
Reimbursable expenses[(5)]	30,000	60,000	—
Survivor benefits	—	—	—
William M. Petmecky, III			
Lump sum cash	547,919	1,095,838	—
Health care coverage	—	—	—
Retirement plan benefits[(3)]	69,379	138,758	—
Equity acceleration[(4)]	544,447	801,725	801,725
Reimbursable expenses[(5)]	30,000	40,000	—
Survivor benefits	—	—	—
Philip R. Herrington			
Lump sum cash	591,192	1,182,384	—
Health care coverage[(2)]	—	—	—
Retirement plan benefits[(3)]	86,323	172,488	—
Equity acceleration[(4)]	548,740	875,031	875,031
Reimbursable expenses[(5)]	30,000	40,000	—
Survivor benefits	—	—	—
Russell C. Swartz			
Lump sum cash	589,155	1,178,310	—
Health care coverage[(2)]	—	—	—
Retirement plan benefits[(3)]	101,859	203,569	—
Equity acceleration[(4)]	—	—	—
Reimbursable expenses[(5)]	30,000	40,000	—
Survivor benefits	—	—	—
Steven D. Powell			
Lump sum cash	640,000	1,280,000	—
Health care coverage	18,385	27,578	—
Retirement plan benefits[(3)]	37,135	74,375	—
Equity acceleration[(4)]	369,241	496,523	496,523
Reimbursable expenses[(5)]	30,000	40,000	—
Survivor benefits	—	—	—
Caroline Choi			
Lump sum cash	576,000	1,152,000	—
Health care coverage	6,555	9,833	—
Retirement plan benefits[(3)]	67,482	135,100	—
Equity acceleration[(4)]	501,383	765,558	765,558
Reimbursable expenses[(5)]	30,000	40,000	—
Survivor benefits	—	—	—

(1) The benefits in the table for a hypothetical change-in-control severance would be in lieu of (not in addition to) the severance benefits as disclosed for an involuntary termination without cause.

(2) Messrs. Payne, Swartz, and Herrington would have each been eligible for retiree health care benefits due to retirement, regardless of eligibility to receive severance benefits.

(3) The amounts reported for severance and change-in-control severance includes the actuarial values of the additional years of age and service that would have been credited under the Executive Retirement Plan for the hypothetical severance and change-in-control severance.

(4) The values shown for equity acceleration assume (only for purposes of illustration and not as an expectation or projection about the future) that the performance as of December 31, 2019 for outstanding performance shares will continue at the same level through the remainder of the respective performance periods: 2018 and 2019 TSR Performance shares will have payment multiples of 0.25x and 2.00x, respectively; and 2018 and 2019 EPS Performance shares will have payment multiples of 1.10x and 1.20x, respectively. The values shown also assume for purposes of illustration that equity awards would be continued following a change-in-control transaction. If equity awards were to be terminated in connection with a change-in-control transaction, triggering accelerated vesting of the awards in connection with the termination of the awards, then the same equity award acceleration value shown in the table above would have been triggered had such a change in control and termination of the awards occurred on December 31, 2019. In such circumstances, that equity acceleration value would not also be included in severance benefits for the NEO as the benefit would have already been provided in connection with the change in control. Mr. Swartz's equity would have vested due to retirement, regardless of eligibility to receive severance benefits.

(5) Includes outplacement and educational assistance benefits.

CEO PAY-RATIO DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended, the Company is required to disclose in this Proxy Statement (i) the ratio of the total annual compensation of the EIX CEO to the median of the total annual compensation of all employees of EIX and its consolidated subsidiaries other than the EIX CEO (collectively, "EIX Employees"), and (ii) the ratio of the total annual compensation of the SCE CEO to the median of the total annual compensation of all employees of SCE and its consolidated subsidiaries other than the SCE CEO (collectively, "SCE Employees").

Based on SEC rules for this disclosure and applying the median employee identification process described below, EIX has determined that the EIX CEO's total compensation for 2019 was $11,806,662, and the median of the total 2019 compensation of EIX Employees was $190,935, and SCE has determined that the SCE CEO's total compensation for 2019 was $3,667,257, and the median of the total 2019 compensation of SCE Employees was $164,038. Accordingly, EIX estimates the ratio of the EIX CEO's total compensation for 2019 to the median of the total 2019 compensation of EIX Employees to be 62 to 1, and SCE estimates the ratio of the SCE CEO's total compensation for 2019 to the median of the total 2019 compensation of SCE Employees to be 22 to 1.

EIX and SCE identified the median EIX Employee and the median SCE Employee, respectively, for the pay-ratio disclosure in the Company 2018 Proxy Statement. EIX and SCE believe that neither Company experienced changes from 2017 to 2019 with respect to their employee populations or employee compensation arrangements that would significantly impact their respective pay-ratio disclosures for 2019. Accordingly, as permitted by SEC rules, the median EIX Employee and the median SCE Employee identified for the pay-ratio disclosure in the Company 2018 Proxy Statement were used as the median EIX employee and median SCE Employee, respectively, for this pay-ratio disclosure in this Proxy Statement.

The total annual compensation for 2019 for each of those two median employees and for the CEOs was determined using the same rules that apply to reporting NEO compensation in the "Total" column of the Summary Compensation Tables above, except that compensation under non-discriminatory benefit plans was also included in the calculation of the total annual compensation for 2019 for the median employees and the CEOs for purposes of this pay-ratio disclosure. Messrs. Pizarro and Payne received $44,960 and $33,933, respectively, in 2019 compensation under non-discriminatory benefit plans.

ITEM 4: SHAREHOLDER PROPOSAL REGARDING A SHAREHOLDER VOTE ON BYLAW AMENDMENTS

- Item 4 will be voted on by EIX shareholders only.
- Item 4 seeks to require a nonbinding shareholder vote on bylaw amendments adopted by the EIX Board.

✕ THE EIX BOARD RECOMMENDS YOU VOTE "AGAINST" ITEM 4.

John Chevedden, whose address is 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, has notified EIX that he beneficially owns at least 100 shares of EIX and intends to present Item 4 for action at the Annual Meeting. The text of the shareholder proposal is included below as submitted by the proponent and has not been endorsed, edited or verified by EIX. The EIX Board response to the shareholder proposal follows.

PROPOSAL 4 — LET SHAREHOLDERS VOTE ON BYLAW AMENDMENTS

Shareholders request that the Board of Directors amend the bylaws to require that any amendment to bylaws that is approved by the board shall be subject to a non-binding shareholder vote as soon as practical unless such amendment is already subject to a binding shareholder vote.

It is important that bylaw amendments take into consideration the impact that such amendments can have on reducing the accountability of directors and managers and/or on limiting the rights of shareholders. For example, Directors could adopt a narrowly crafted exclusive forum bylaw to suit the unique circumstances of the directors.

A proxy advisor recently adopted a policy to vote against directors who unilaterally adopt bylaw provisions or amendments to the articles of incorporation that materially diminish shareholder rights.

This proposal will improve the corporate governance of Edison. This is all the more important when an inside-related director, Linda Stuntz, chaired the Corporate Governance Committee.

Ms. Stuntz was also on Edison's bloated Executive Pay Committee (made up of the vast majority of the board members) and Edison's 2019 executive pay vote was below average.

Our directors could be neutral on this proposal to obtain feedback from shareholders without interference. However if our directors oppose this proposal then it would be useful for our directors to give recent examples of companies whose directors took the initiative and adopted bylaws that primarily benefitted shareholders.

Please vote yes:

Let Shareholders Vote on Bylaw Amendments - Proposal 4

EIX BOARD RECOMMENDATION “AGAINST” ITEM 4

The EIX Board of Directors has considered the shareholder proposal requesting that the EIX Board amend the Bylaws to require a nonbinding shareholder vote on bylaw amendments as described above (Item 4 on your Proxy Card) and recommends you vote “**Against**” the proposal for the following reasons.

California law and our Bylaws already provide shareholders with a separate right to amend the Bylaws.

California law and EIX Bylaws expressly permit an amendment by either the Board or shareholders. The Board’s ability to amend the Bylaws without shareholder approval provides important flexibility to respond to unforeseen circumstances or changes in applicable laws, appropriate governance practices, or the management of the Company. If shareholders are displeased or disagree with the Board’s action to amend our Bylaws, they have the authority, acting alone, to subsequently amend the Bylaws and override prior amendments by the Board. Therefore, the proposal requesting a shareholder vote for bylaw amendments is unnecessary.

The proposal is overly broad because it would require that all amendments to our Bylaws be subject to a nonbinding shareholder vote, even those that do not impact shareholder rights.

The proposal’s overbroad language would require that any amendment be submitted to a shareholder vote, without regard to the nature of the amendment. Bylaws may be amended for a number of different reasons, many of which are procedural or administrative in nature and do not impact shareholder rights. These may include updates to address developments in local, state or federal law or regulations, emerging corporate governance trends, changes in the Company’s management titles or duties, and other non-substantive, administrative, or technical changes. Requiring that every amendment be subject to a nonbinding shareholder vote could also defer or deter the Board from recommending amendments that would enhance corporate governance or administrative practices due to the administrative burdens associated with obtaining a shareholder vote “as soon as practical.”

As noted above, shareholders already have an effective remedy to address bylaw amendments that negatively impact shareholder rights – they can override the Board’s action by subsequently amending the Bylaws. Shareholders can also choose to hold the Board accountable for amendments they disagree with by voting against directors at the Annual Meeting. As a result, amending the Bylaws to require that all amendments to our Bylaws be subject to a shareholder vote is unnecessary, overly broad and not in best interests of shareholders.

The proposal would be unduly burdensome and costly to the Company with limited, if any, benefit to shareholders.

The proposal would require that bylaw amendments be subjected to a nonbinding shareholder vote “as soon as practical.” This would impose a significant administrative burden and expense on the Company to prepare and distribute a proxy statement for each amendment, especially if a special meeting is required. Depending on the timing and frequency of bylaw amendments, adopting the proposal could require the Company to hold a special meeting of shareholders multiple times per year. However, even if amendments are submitted for shareholder approval at the Annual Meeting, the proposal would unnecessarily consume the Board’s and Company’s time and resources given that many amendments do not impact shareholder rights and shareholders already have the right to amend the Bylaws on their own. As a result, the proposal would result in a costly and unnecessary shareholder approval process that is burdensome to the Company, the Board and our shareholders.

We have strong corporate governance policies and a record of accountability to shareholders.

Our corporate governance policies reflect the Board's commitment to being responsive and accountable to shareholders. We regularly assess and refine our policies and practices to address evolving best practices and shareholder feedback. A number of policies and practices demonstrating the Board's commitment to shareholder rights are embedded in our Bylaws and Corporate Governance Guidelines. These include:

- All directors are elected annually.
- Directors are elected by majority vote in uncontested elections.
- Shareholders may nominate directors using proxy access with standard terms.
- 10% of shareholders may call a special meeting.
- Shareholders may act by written consent.
- Shareholders vote on the Company's executive compensation annually.
- Shareholders have the right to approve any shareholder rights plan adopted by the Board.

At least annually, we engage with our major institutional shareholders on our corporate governance policies and solicit information regarding their priorities and concerns. Feedback received from these meetings is then communicated to the Governance Committee. This regular dialogue provides shareholders with the opportunity to raise any concerns regarding our Bylaws directly with us, which is more effective than a nonbinding shareholder vote.

The proposal's supporting statement fails to acknowledge our strong corporate governance policies and contains several false and misleading statements.

The proposal does not address the measures available to shareholders under our current Bylaws and Corporate Governance Guidelines to respond to bylaw amendments that impact shareholder rights. In the example cited by the proponent, shareholders already have the right to respond to an amendment they disagree with by engaging directly with management or the Board, calling a special meeting, voting against directors at the next Annual Meeting, or nominating their own directors using proxy access. Given the alternatives in place, submitting the amendment to a nonbinding vote is an unnecessary and ineffective means to address shareholder concerns.

The proponent offers no support for his request to subject bylaw amendments to a nonbinding shareholder vote or his claim that doing so would improve the corporate governance of the Company. In fact, the proponent uses false and misleading statements related to Linda Stuntz's Committee service, the Compensation Committee members, and our 2019 Say-on-Pay vote as support for the proposal. Our Compensation Committee is comprised of five of our 11 directors and Ms. Stuntz, an independent director, is not currently, and has never been, a member of the Compensation Committee. Additionally, EIX's Say-on-Pay proposal received support from approximately 93% of the votes cast in 2019, which exceeded the average of 90% at S&P 500 companies.

For the foregoing reasons, the EIX Board recommends you vote "AGAINST" Item 4.

MEETING AND VOTING INFORMATION

WHAT IS INCLUDED IN THE PROXY MATERIALS?

The proxy materials include the Proxy Statement (which includes a letter to shareholders and a Notice of Annual Meeting), the Annual Report, the Proxy Card, and the Notice of Internet Availability.

WHY DID THE COMPANY MAIL A NOTICE OF INTERNET AVAILABILITY INSTEAD OF A PRINTED COPY OF THE MATERIALS?

Providing the proxy materials to shareholders via the Internet saves us the cost of printing and mailing documents and reduces the impact of the Annual Meeting on the environment.

If you received only a Notice of Internet Availability, you will not receive a printed copy of the proxy materials unless you request them. The Notice includes instructions on how to access and review the proxy materials, submit your proxy via the Internet, and request a printed copy of proxy materials by mail.

WHY DID SOME SHAREHOLDERS RECEIVE PRINTED OR EMAIL COPIES OF THE PROXY MATERIALS?

We are distributing printed copies of the proxy materials to shareholders who have previously requested printed copies. We are providing shareholders who have previously requested electronic delivery of proxy materials with an email containing a link to the website where the materials are available via the Internet.

WHO CAN VOTE?

All owners of voting stock at the close of business on February 25, 2020 (the record date) may vote.

On each Item of EIX business, holders of EIX Common Stock are entitled to one vote per share. On each Item of SCE business, holders of SCE Cumulative Preferred Stock are entitled to six votes per share and EIX, as the holder of SCE Common Stock, is entitled to one vote per share. All shares of SCE Common and Cumulative Preferred Stock vote together as one class.

WHEN IS THE ANNUAL MEETING?

The Annual Meeting is scheduled to be held on Thursday, April 23, 2020. The safety of our employees, customers, communities and shareholders is our first priority. As part of our precautions regarding the coronavirus or COVID-19, the Company is planning for the possibility that the Annual Meeting could be postponed or moved to another location. At this time, we expect the Annual Meeting to occur as planned and will take necessary precautions to protect the health and safety of those who attend. If we change the Annual Meeting date, time or location, we will announce the decision to do so in advance and post details on our website at *www.edison.com/annualmeeting*.

WHO CAN ATTEND THE ANNUAL MEETING?

All shareholders on the record date, or their duly appointed proxies, may attend the meeting. All shareholders will be required to pass through a security inspection area (where all packages will be subject to search) and check in at the registration desk at the meeting. The registration desk will open at 8:00 a.m. and meeting room doors will open at 8:30 a.m., Pacific Time. A light breakfast will be provided before the meeting, but food and drinks are not allowed in the meeting room. For your protection, purses, briefcases, backpacks, and packages may be subject to inspection. Shareholders may not bring signs, banners, handouts, or similar items into the meeting room. Photography and video/audio recording of the Annual Meeting are not permitted.

REGISTERED AND 401(k) PLAN SHAREHOLDERS

If you are a Registered Shareholder or a 401(k) Plan Shareholder, we can verify your share ownership from the share register with proper identification. No admission pass is required. To be admitted as a proxy for a Registered Shareholder, you must provide a written authorization from the Registered Shareholder.

STREET NAME SHAREHOLDERS

If your shares are held in Street Name, you will need to bring proper identification and either the Notice or Proxy Card you received or a letter or account statement from your broker or other nominee reflecting your stock ownership as of the record date. To be admitted as a proxy for a broker, you must provide a written authorization from the broker with a letter or account statement reflecting the broker's ownership as of the record date. If a nominee holds the shares, you must provide a written authorization from the nominee to the broker that is assignable, a written authorization from the broker, and a letter or account statement reflecting the nominee's ownership as of the record date.

Individual shareholders may bring one guest to the Annual Meeting. A shareholder that is a corporation, partnership, association or other entity is limited to three authorized representatives at the Annual Meeting.

WHERE IS THE ANNUAL MEETING LOCATED?

The Annual Meeting will be held at the SCE Energy Education Center, 6090 N. Irwindale Avenue, Irwindale, CA 91702. Please note this is a new location for the Annual Meeting.

The SCE Energy Education Center is located just south of Interstate 210, approximately 14 miles northeast of the Company's headquarters in Rosemead. From Interstate 210, take the Irwindale Avenue exit south for approximately one-quarter mile, turn left into the Gateway Business Center and proceed to 6090 N. Irwindale Avenue, Irwindale, CA 91702.


Interstate 210
Avenida Padilla
Irwindale Road
Irwindale Avenue
N
W
E
S
BUILDING 1 (6070) 506
GATEWAY BUS DR.
BUILDING 7 (6060) 505
6090 Energy Education Center
BUILDING 8 (6050) 504
BUILDING (6040) & (6042) 510
BUILDING 9 (6030)
W. 1st Street

HOW DO I VOTE?

Your vote is important. You can save us the expense of additional solicitations by voting promptly. Please follow the instructions described below:

HOW TO VOTE



INTERNET

Shareholders who received a Notice of Internet Availability or Proxy Card may vote via the Internet at *www.proxyvote.com* by following the instructions on the Notice or Proxy Card. When voting via the Internet, all shareholders must have available the 16-digit control number on their Notice of Internet Availability or Proxy Card. Under California law, you may transmit a proxy via the Internet.



TELEPHONE

Registered and 401(k) Plan Shareholders may vote by telephone by calling 1-800-690-6903 and following the recorded instructions. Shareholders who hold their shares in Street Name may vote by telephone by calling 1-800-454-8683 and following the recorded instructions. When voting by telephone, all shareholders must have available the 16-digit control number on their Notice of Internet Availability or Proxy Card.



MAIL

Shareholders who received a printed copy of these proxy materials may vote by mail by completing, signing, dating and returning their Proxy Card as indicated.



IN PERSON

Registered Shareholders may vote in person by attending the Annual Meeting and completing a ballot distributed at the meeting. Shareholders who hold their shares in Street Name may vote in person by attending the Annual Meeting only if they have requested and received a legal proxy from their broker or other nominee, and deliver the proxy to the inspector of election before or at the meeting. 401(k) Plan Shareholders may not cast votes in person at the Annual Meeting.

WHAT IS THE DEADLINE TO VOTE AND HOW DO I CHANGE MY VOTE?

If you are a Registered Shareholder, the inspector of election will accept your proxy by telephone or via the Internet until 8:59 p.m., Pacific Time, on April 22, 2020, and by mail if it is received by the inspector of election before the polls close at the Annual Meeting. Registered Shareholders may change their vote prior to the deadline by writing to the Corporate Secretary at the Company's headquarters located at 2244 Walnut Grove Avenue, Rosemead, California 91770 (so it is received prior to the deadline), voting again by mail, telephone or the Internet, or voting in person at the Annual Meeting.

If you hold shares in Street Name, brokers and other nominees will accept your proxy by telephone or the Internet until 8:59 p.m., Pacific Time, on April 22, 2020, and by mail if it is received by your broker's designated agent before the polls close at the Annual Meeting. If you hold shares in Street Name, you can change your vote by contacting your broker or other nominee before the Annual Meeting.

If you are a 401(k) Plan Shareholder, your proxy must be received by 8:59 p.m., Pacific Time, on April 21, 2020 for the 401(k) Plan trustee to vote your shares. 401(k) Plan Shareholders may change their vote prior to this deadline by voting again. The last vote received within this timeframe will be the vote counted.

WHAT DOES IT MEAN IF I GET MORE THAN ONE NOTICE OF INTERNET AVAILABILITY OR PROXY CARD?

It indicates that your shares are held in more than one account, such as two brokerage accounts, or you hold both registered and Street Name shares, or you hold shares in both EIX and SCE. Use the control numbers provided on each Notice of Internet Availability or Proxy Card and vote each Notice or Proxy Card to ensure that all of your shares are voted.

WHAT SHARES ARE COVERED BY THE PROXY CARD?

This depends on how you hold your shares, and whether you hold shares in EIX, SCE, or both EIX and SCE.

REGISTERED AND 401(k) PLAN SHAREHOLDERS

For EIX Registered and 401(k) Plan Shareholders, you will receive or have Internet access to a single Proxy Card that covers all shares of EIX Common Stock in your registered and 401(k) Plan accounts, including fractional shares held in the 401(k) Plan but excluding fractional shares held in the Dividend Reinvestment and Direct Stock Purchase Plan.

For SCE Registered Shareholders, you will receive or have Internet access to separate Proxy Cards for each series of preferred stock registered in your name.

If you hold registered shares in both EIX and SCE, you will receive or have Internet access to separate Proxy Cards for each Company.

STREET NAME SHAREHOLDERS

If you hold shares of EIX and/or SCE in Street Name, you will receive or have Internet access to separate Proxy Cards from each broker or other nominee.

WHAT HAPPENS IF I SUBMIT MY PROXY CARD BUT DO NOT INDICATE MY VOTING PREFERENCE?

The proxies and 401(k) Plan trustee will vote "FOR" election of all nominees for director (Item 1), "FOR" ratification of the independent registered public accounting firm (Item 2), "FOR" approval of executive compensation (Item 3), and "AGAINST" the shareholder proposal (Item 4, EIX only).

WHAT HAPPENS IF I SUBMIT MY PROXY CARD BUT DO NOT SIGN OR DATE MY CARD?

Those shares will be treated as unvoted shares on all matters and will not be considered as present and part of the quorum required to conduct business at the Annual Meeting.

WHAT HAPPENS IF I DO NOT VOTE?

If you are a Registered Shareholder, your shares will not be voted.

If you hold your shares in Street Name, most brokers or other nominees will only have authority to vote your shares on ratification of the independent registered public accounting firm (Item 2). Regarding each of the other Items, most brokers or other nominees will not have authority to vote your shares, and the shares will instead be treated as "broker non-votes." See below for the vote required to approve each item.

If you are a 401(k) Plan Shareholder, the 401(k) Plan trustee will vote your shares in the same proportion to the 401(k) Plan shares voted by other 401(k) Plan Shareholders, unless contrary to ERISA.

HOW MANY VOTES DO YOU NEED TO HOLD THE MEETING?

A quorum is required for the Company to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of shareholders entitled to cast a majority of the votes that all shareholders may cast constitutes a quorum. All shares represented by a properly signed proxy will be considered as present and part of the quorum, even if you or your broker or other nominee doesn't vote or abstains on any or all matters.

As of the record date, EIX had 362,614,231 shares of Common Stock outstanding, 362,605,316 of which may cast one vote each. Therefore, a quorum for EIX is 181,302,659 shares. SCE had 4,800,198 shares of Cumulative Preferred Stock outstanding and entitled to cast 28,801,188 votes, and 434,888,104 shares of Common Stock outstanding and entitled to cast 434,888,104 votes. Voting together as a class, the SCE shareholders may cast 463,689,292 votes. Therefore, a quorum for SCE is 231,844,647 shares.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM AT THE MEETING?

Shareholders may vote "for," "against" or "abstain" with respect to each proposal. A director nominee will be elected and a proposal will be approved if the following votes are obtained:

- The affirmative vote of at least a majority of the votes cast on the director or proposal. Abstentions and broker non-votes are not treated as votes cast and therefore will not affect the vote; and
- The affirmative vote of at least a majority of the votes required to constitute a quorum. Abstentions and broker non-votes are not treated as votes cast and therefore will have the effect of votes cast against the director or proposal for this purpose.

WHO WILL COUNT THE VOTES?

Broadridge Financial Solutions, Inc. will tabulate the votes. To protect the confidentiality of votes cast under the 401(k) Plan, 401(k) Plan Shareholders' voting instructions are given directly to Broadridge. Broadridge will tabulate those votes and provide aggregate voting results directly to the 401(k) Plan trustee. EIX will not have access to any of the 401(k) Plan Shareholders' voting instructions, and 401(k) Plan voting results are only reported to EIX in the aggregate.

HOW MUCH WILL THIS PROXY SOLICITATION COST?

We have retained D.F. King & Co., Inc. to assist us with the solicitation of proxies and will pay an aggregate fee of $22,500 (EIX $20,000 and SCE $2,500) plus expenses. This fee does not include the costs of printing and mailing the proxy materials. Some of the directors, officers and other employees of the Company also may solicit proxies personally, by mail, by telephone or by other electronic means for no additional compensation. We will also reimburse brokers and other nominees for their reasonable out-of-pocket and other actual expenses for forwarding proxy materials to beneficial owners and obtaining voting instructions.

WHOM MAY I CALL WITH QUESTIONS ABOUT THE MEETING OR VOTING?

You may call our transfer agent, Equiniti Trust Company, at 1-800-347-8625 or visit their website at *www.shareowneronline.com.*

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

The Board is not aware of, and does not intend to present, any business to be acted upon at the Annual Meeting other than the Items described in this Proxy Statement. If you submit a proxy and any other matters properly come before the Annual Meeting, including matters incident to the conduct of the Annual Meeting, the persons named as proxy holders will have the discretionary authority to vote your shares under their best judgment. If any of the nominees for election to the Board become unavailable to stand for election as a director, the proxies will also have the authority to vote for substitute nominees chosen by the Board.

WHAT IS THE DEADLINE TO SUBMIT SHAREHOLDER PROPOSALS OR OTHER BUSINESS FOR THE ANNUAL MEETING?

The deadline to submit shareholder proposals or other business for the Company's 2020 Annual Meeting was November 16, 2019.

Shareholders intending to bring any business before the 2021 Annual Meeting, including shareholder proposals and director nominations, including director nominations presented for inclusion in the 2021 Proxy Statement, must give written notice to the Corporate Secretary of the business to be presented. The notice must be received at our office within the periods, and with the information and documents, specified in the Bylaws. Assuming that the 2021 Annual Meeting is held on April 22, 2021, as specified by the Bylaws, and does not change by more than 30 days earlier or later, the period for the receipt by the Corporate Secretary of written notice of any business to be brought by shareholders before the 2021 Annual Meeting will begin on September 14, 2020 and end on November 13, 2020.

TERMS USED IN THIS PROXY STATEMENT

401(k) Plan	The employee benefit plan known as the Edison 401(k) Savings Plan through which participants may hold interests in EIX shares through the EIX Stock Fund
401(k) Plan Shareholders	Participants in the 401(k) Plan who hold interests in EIX shares through the EIX Stock Fund
Annual Meeting	The EIX and SCE annual meetings of shareholders, which are held jointly
Annual Report	The EIX and SCE 2019 combined annual report on Form 10-K
Board	Both the EIX and SCE Boards of Directors, unless otherwise indicated
CEO	Chief Executive Officer
Committee	The applicable Board committees of both EIX and SCE, unless otherwise indicated
Company	Both EIX and SCE, unless otherwise indicated
Compensation Committee	The Compensation and Executive Personnel Committees of both EIX and SCE, unless otherwise indicated
EIX	Edison International
EME	Edison Mission Energy, an indirect wholly-owned subsidiary of EIX. EME was an independent power producer that filed for bankruptcy in and emerged through a sale of its principal assets in 2014
ERISA	The Employee Retirement Income Security Act of 1974
Governance Committee	The Nominating/Corporate Governance Committees of both EIX and SCE, unless otherwise indicated
LGBTQ	Self-identifies as lesbian, gay, bisexual, transgender or queer
Notice of Internet Availability, or Notice	The notice regarding the availability on the Internet of the Company's proxy materials, which was mailed to most shareholders in lieu of printed copies of the proxy materials, as permitted under SEC rules
NYSE	The New York Stock Exchange, LLC
Proxy Card	Either a proxy card, which you may receive if you are a Registered Shareholder, or a voting instruction form, which you may receive if you hold shares in Street Name or are a 401(k) Plan Shareholder
Proxy Statement	The EIX and SCE joint proxy statements
Registered Shareholder	Your shares are registered in your own name on the Company's records. Shares held in your Dividend Reinvestment and Direct Stock Purchase Plan account are included
SCE	Southern California Edison Company
Street Name	Your shares are held in a brokerage account or through a trustee, custodian or other third party (referred to as a nominee), and you are the beneficial owner of those shares. Your name does not appear on the Company's records as a shareholder


EDISON
INTERNATIONAL®

Energy for What's Ahead℠

At Edison International (NYSE:EIX), our vision is to lead the transformation of the electric power industry toward a clean energy future. Through our subsidiaries, we distribute and generate electric power, as well as provide energy services and technologies, including renewable energy. Headquartered in Rosemead, California, Edison International is the parent company of Southern California Edison (SCE), one of the nation's largest electric utilities. SCE is committed to keeping electricity safe, reliable, affordable and clean today and for the future. SCE is working to make its system more resilient in the near-term to reduce the risks of wildfire while engaging with state policymakers on longer-term solutions to combat climate change and achieve carbon neutrality across the state's economy by 2045.

12,937
employees across Edison International and consolidated subsidiaries





118,000
miles of SCE distribution and transmission lines



50,000 SQUARE MILES
of SCE service area across coastal, central, and southern California

more than
80%
of SCE–delivered power from third-party sources

48%
of SCE–delivered power from carbon free resources



SCE service area covers
15M
residents



$12.3B
Edison International and consolidated subsidiary operating revenue



$4B+
per year in capital investments for grid hardening, electrification and transmission



$23M
total in philanthropic funding donated by Edison International



40%
procurement spend with Diverse Business Enterprises at SCE, totalling
$2.2B



* Statistics are as of year-end 2019